# CREATING SHAREHOLDER VALUE...


Boulder Court
APARTMENTS

*with a diversified real estate portfolio*


06044907



# IRET

INVESTORS REAL ESTATE TRUST

2006 ANNUAL REPORT





# *Dan Feist*

## IRET shareholder since 1970
## Trustee since 1985

*"In 1970 I was approached by Roger Odell and Tom Wentz, Sr. about investing in a new company they had formed, Investors Real Estate Trust. I was the first outside investor in the Trust, and I was issued share certificate No. 1. I still have those original shares. Except for mandatory distributions from IRA accounts in recent years, and nominal sales of shares from time to time to cover account fees, I have never sold a single share of IRET stock. IRET has been a good investment for me and my family, and I continue to recommend IRET to others. I am a firm believer in IRET's prospects for growth and ability to deliver on its commitment to create value for shareholders."*

Dan Feist is a North Dakota native living in Minot, North Dakota. Dan is the President of Feist Construction & Realty, a construction and real estate development company. He is the Chairman of the Board of the Minot Area Community Foundation, and is active in other community organizations. Dan is retiring from the IRET Board of Trustees after serving for 21 years as trustee. His business judgment and vision have helped guide IRET through years of growth, and his focus on shareholder value has strengthened IRET's commitment to its investors. IRET Management and Board thank Dan for his years of service and dedication to IRET.

## CONTENTS





**Front Cover Photo**

***IRET's Minnesota Office***

***Crosstown Centre***
*10050 Crosstown Circle*
*Eden Prairie, MN 55344*

# SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected financial data as of and for each of the fiscal years ended April 30, 2002 through 2006. The table illustrates the significant growth in revenue and real estate investment IRET experienced over the period reported, most of which growth was attributable to our addition of properties through acquisitions. These historical results are not necessarily indicative of the results to be expected in the future. This information is only a summary, and you should refer to our Consolidated Financial Statements and notes thereto, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K, for additional information.

| | *(in thousands, except per share data)* | | | | |
|---|---|---|---|---|---|
| **Years Ended April 30,** | **2006** | **2005** | **2004** | **2003** | **2002** |
| **Consolidated Income Statement Data** | | | | | |
| Revenue | $ 172,799 | $ 155,216 | $ 132,830 | $ 111,907 | $ 84,120 |
| Income before minority interest and discontinued operations and gain on sale of other investments | $ 10,995 | $ 10,198 | $ 10,650 | $ 14,252 | $ 12,664 |
| Gain on sale of real estate, land, and other investments | $ 3,293 | $ 8,605 | $ 662 | $ 1,595 | $ 547 |
| Minority interest portion of operating partnership income | $ (1,863) | $ (1,801) | $ (2,274) | $ (3,322) | $ (3,304) |
| Income from continuing operations | $ 8,671 | $ 8,021 | $ 7,777 | $ 10,311 | $ 9,708 |
| Income from discontinued operations | $ 2,896 | $ 7,055 | $ 1,663 | $ 1,937 | $ 892 |
| Net income* | $ 11,567 | $ 15,076 | $ 9,440 | $ 12,248 | $ 10,600 |
| **Consolidated Balance Sheet Data** | | | | | |
| Total real estate investments | $ 1,126,400 | $ 1,067,345 | $ 991,923 | $ 845,325 | $ 685,347 |
| Total assets | $ 1,207,315 | $ 1,151,158 | $ 1,076,317 | $ 885,681 | $ 730,209 |
| Mortgages payable | $ 765,890 | $ 708,558 | $ 633,124 | $ 539,397 | $ 459,569 |
| Shareholders' equity | $ 289,560 | $ 295,172 | $ 278,629 | $ 214,761 | $ 145,578 |
| **Consolidated Per Common Share Data** (basic and diluted) | | | | | |
| Income from continuing operations | $ .14 | $ .13 | $ .20 | $ .32 | $ .38 |
| Income from discontinued operations | $ .06 | $ .17 | $ .04 | $ .06 | $ .04 |
| Net Income | $ .20 | $ .30 | $ .24 | $ .38 | $ .42 |
| Distributions | $ .65 | $ .65 | $ .64 | $ .63 | $ .59 |
| Funds From Operations** | $ 46,711 | $ 42,314 | $ 36,638 | $ 34,178 | $ 29,143 |

* *Includes both continuing operations and discontinued operations (real estate that we sold) for the indicated fiscal years.*

** *For the definition of Funds From Operations and a reconciliation of this measure to measures under generally accepted accounting principles, you should refer to the section entitled "Funds From Operations" within the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our Annual Report on Form 10-K.*


REVENUE
in millions of dollars
84.1
111.9
132.8
155.2
172.8
02 03 04 05 06


FUNDS FROM OPERATIONS
in millions of dollars
29.1
34.2
36.6
42.3
46.7
02 03 04 05 06


DISTRIBUTIONS
per share
.595
.625
.637
.645
.653
02 03 04 05 06


TOTAL ASSETS
in millions of dollars
730.2
885.7
1,076.3
1,151.2
1,207.3
02 03 04 05 06



Thomas A. Wentz, Sr., President & CEO

*Fellow Shareholders,*

## IRET included in new NASDAQ Global Select Market

Effective July 3, 2006, NASDAQ listed companies were classified into three listing tiers. IRET was included in the new NASDAQ Global Select Market, the premier listing tier, having the highest initial listing standards of any stock exchange in the world based on financial and liquidity requirements, and reserved for public companies meeting these superior listing standards. This represents another significant milestone in IRET's growth and achievement as a public company.

## Fiscal 2006 Financial Results

Important financial indicators for IRET's 36th year which ended April 30, 2006, were:

*(in thousands, except per share amounts)*

| Fiscal Year | 2006 | 2005 | % Change |
|---|---|---|---|
| Real Estate Owned (before depreciation) | $ 1,269,423 | $ 1,179,856 | +7.6% |
| Revenue | $ 172,799 | $ 155,216 | +11.3% |
| Interest Expense | $ 51,390 | $ 48,013 | +7.0% |
| Depreciation/Amoritzation of Real Estate Portfolio | $ 37,413 | $ 33,491 | +11.7% |
| Utilites, Maintenance and Real Estate Tax Expense | $ 53,190 | $ 45,519 | +16.9% |
| Administrative Expense | $ 3,674 | $ 3,845 | -4.4% |
| Operating Income | $ 9,754 | $ 9,212 | +5.9% |
| Capital Gain Income | $ 3,293 | $ 8,605 | -61.7% |
| Funds From Operations | $ 46,711 | $ 42,314 | +10.4% |
| - FFO per Share/Unit | $ .79 | $ .76 | +3.9% |
| Per Share/Unit Cash Distributions | $ .645 | $ .653 | +1.2% |

## Portfolio Growth

We bought 16 properties during Fiscal 2006 for $93.4 million (including $64.3 million of medical/assisted living and $25.8 million of office), sold 19 properties for $14.2 million, and invested in improvements to existing properties for a net increase in real estate owned of $89.5 million.

## Increased Revenues

Our real estate portfolio grew by 7.6% while revenues increased by 11.3%. This extra revenue growth was helped largely by improving occupancy rates and only slightly by increased rents.

## Increased Utility, Maintenance and Real Estate Tax Expense

These expenses increased 16.9% over the prior year. For most commercial properties, these expenses are passed through to the tenant, but they are borne by IRET for apartments and vacant commercial space.

## Administrative Expenses Hold Steady

Administrative expenses declined 4.4% from the prior year to 2.1% of revenues from 2.5% primarily as a result of reduced Sarbanes Oxley related expenses. Our goal is to have administrative expenses at 2.0% of revenues or lower.

## Modest FFO Growth

Funds From Operations increased by 10.4% to $42.3 million. On a per share basis, FFO increased from $.76 to $.79, an increase of 3.9%.

## Performance by Segment

We divide our portfolio into five property types. The contribution of each to our Fiscal 2006 operating profit was:

*(in thousands)*

| Segment | Investment- Net of Depreciation | | Fiscal 2006 Operating Profit | |
|---|---|---|---|---|
| Apartments | $ 373,101 | 33.3% | $ 2,640 | 17.3% |
| Office | $ 351,087 | 31.3% | $ 4,899 | 32.1% |
| Medical/Assisted Living | $ 244,346 | 21.8% | $ 3,980 | 26.0% |
| Industrial | $ 52,958 | 4.7% | $ 1,329 | 8.7% |
| Retail | $ 99,324 | 8.9% | $ 2,437 | 15.9% |
| | $ 1,120,816 | 100.0% | *$ 15,285 | 100.0% |

* *Includes only "stabilized" properties – those owned during all of fiscal years 2005 and 2006.*

### Apartments Under-Performed – Improved in 4th Quarter

Apartments comprised 33.3% of our portfolio, but contributed only 17.3% of this year's stabilized operating profit. We saw an improvement in apartment occupancy rates in the 4th quarter and are hopeful that our apartments will continue to show improved financial results.

### 36 Years of Increased Cash Distributions to Shareholders

IRET again increased its cash distributions to its share and unit holders during each quarter of Fiscal 2006 – paying out 65.3 cents per share, an increase of 1.2% over the 64.5 cents paid last fiscal year. IRET has increased its annual distribution every year since paying its first distribution on July 1, 1971, and, since 1988, every calendar quarter. The July 1, 2006, distribution of 16.45 cents per share and unit was our 141st consecutive quarterly distribution.

### Shareholder Distributions are Partially Income Tax Deferred

For the 2005 calendar year, 42.47% of IRET's shareholder distributions were classified as "return of capital" and thus, not included in taxable income. The percentage of distributions so sheltered from current-year taxation in 2004 was 55.35% and in 2003 was 37.67%.

### Strong Balance Sheet

At the end of Fiscal 2006, IRET held cash and marketable securities of $19.9 million. Of the $765.9 million of mortgages payable at year-end, only $24.3 million were variable rate mortgages. Of the $741.6 million of fixed-rate mortgages, only $23.0 million will come due during the next year. The weighted average rate of interest on April 30, 2006, was 6.03% compared to 6.08% a year ago.

### Little Exposure to an Increase in Interest Rates

Because only 3.2% of IRET's mortgage payables are variable and only 3.2% of its fixed-rate mortgages come due in the next year, we will not be significantly impacted in the near future if interest rates should dramatically increase.

### The Real Estate Cycle – Signs of Improvement

The real estate industry is cyclical – periods of strong demand and increased rents leading to over-building, higher vacancies and reduced income. The past few years have been a period of higher than average vacancies, stagnant or falling rental rates, and increasing operating expenses resulting in below average net operating income from real estate investments. Partially offsetting this deterioration in net operating income, borrowing costs have been much lower. This and the disfavor of competing investments have made real estate a popular investment choice. This has led to the unusual situation of real estate selling for higher prices even though net operating income has been declining. We are seeing improving occupancy rates and less need to offer reduced rental rates – signs that the cycle is moving to improved operating results.

### The Future

Our goals for Fiscal 2007 include:

- Continue our investment in additional employees and technology to accommodate continued growth and improved efficiency.
- Sell more of our smaller and older properties and continue to concentrate our investments in targeted communities in order to be more efficient in managing our properties.
- Expand our real estate portfolio by as much as $175 million. As previously announced, we have entered into an agreement to acquire a 15-building, 936,320 rentable square foot office portfolio from Magnum Resources, Inc., an Omaha, Nebraska, real estate services and investment firm founded by W. David Scott for $140.8 million. This transaction is expected to close on or before September 1, 2006.
- Maintain our conservative balance sheet practices of adequate cash reserves, lines of credit, fixed-rate debt and an overall indebtedness ratio of 60% or less of the fair market value of our portfolio.
- Continue our policy of regular increases in our quarterly cash distributions to our shareholders.

Sincerely,



Thomas A. Wentz, Sr.
President and Chief Executive Officer

# INVESTMENT PORTFOLIO


WELLS FARGO

**Top Photo**

**Wells Fargo Center**
**St. Cloud, MN**

**Bottom Photos**
**Left to Right**

**Melissa Stewart**
***Receptionist***

**Chanhassen West Village**
**Retail Center**
**Chanhassen, MN**

**Crosstown Centre** *(Interior)*
**Eden Prairie, MN**




WEST VILLAGE CENTER
BYERLY'S



## COMMERCIAL PROPERTY

| State | Sq. Ft. | *(in thousands)* Investment | Fiscal 2006 Occupancy |
|---|---|---|---|
| Colorado | 81,173 | $ 11,519 | 98.2% |
| Georgia | 29,408 | 4,686 | 100.0% |
| Idaho | 130,629 | 15,722 | 96.6% |
| Iowa | 604,711 | 13,091 | 69.1% |
| Michigan | 16,080 | 2,121 | 100.0% |
| Minnesota | 6,050,429 | 632,813 | 91.9% |
| Montana | 109,245 | 6,820 | 100.0% |
| Nebraska | 289,175 | 41,331 | 99.8% |
| North Dakota | 940,481 | 53,831 | 95.4% |
| South Dakota | 135,976 | 13,209 | 94.8% |
| Wisconsin | 319,132 | 22,029 | 96.8% |
| **Total Commercial Property** | **8,706,439** | **$ 817,172** | **92.5%** |

## MULTI-FAMILY RESIDENTIAL PROPERTY

| State | Units | (in thousands) Investment | Fiscal 2006 Occupancy |
|---|---|---|---|
| Colorado | 597 | $ 41,870 | 92.1% |
| Idaho | 60 | 3,986 | 94.0% |
| Iowa | 132 | 5,000 | 92.1% |
| Kansas | 734 | 41,615 | 94.4% |
| Minnesota | 2,017 | 106,880 | 87.8% |
| Montana | 770 | 39,667 | 94.3% |
| Nebraska | 498 | 23,254 | 88.0% |
| North Dakota | 2,597 | 118,538 | 93.0% |
| South Dakota | 739 | 32,559 | 91.1% |
| Texas | 504 | 38,882 | 93.7% |
| **Total Multi-Family Residential Property** | **8,648** | **$ 452,251** | **92.5%** |




PARK MEADOWS
Apartments
Office
RENTAL OFFICE



**Top Photos Left to Right**

**West Stonehill**
**Waite Park, MN**

**Park Meadows I, II & III**
**Waite Park, MN**

**Bottom Photo**

**Dave Pankow**
***Assistant Vice President - Risk & Capital Improvements***

**Don Peterson**
***Vice President - Multi-Family Asset Manager***

**Kay Brunner**
***Commercial Property Manager***

## UNDEVELOPED LAND

| State | (in thousands) Investment |
|---|---|
| Minnesota | $ 1,149 |
| Montana | 1,421 |
| North Dakota | 279 |
| Wisconsin | 2,326 |
| **Total Undeveloped Land** | **$ 5,175** |
| **Total Real Estate Owned** | **$ 1,274,598** |

# INVESTMENT PORTFOLIO

**Idaho**
1 - Boise

**Montana**
2 - Kalispell
3 - Missoula
4 - Livingston
5 - Billings

**North Dakota**
6 - Minot
7 - Harvey
8 - Devils Lake
9 - Grafton
10 - Grand Forks & East Grand Forks
11 - Bismarck
12 - Jamestown
13 - Fargo

**Minnesota**
14 - International Falls
15 - Virginia & Hibbings
16 - Hermantown
17 - Duluth
18 - Brainerd
19 - Mora, Pine City & Sandstone
20 - Long Prairie
21 - St. Cloud Metro Area
22 - Paynesville
23 - Willmar
24 - Minneapolis & St. Paul Metro Area
- Forest Lake
- Howard Lake
- Greenwood
- Glencoe
- Winsted
- Monticello
- Waconia
- Champlin
- Lakeville
- Buffalo
- Prior Lake
- Anoka

25 - Faribault
26 - Rochester

REAL ESTATE PORTFOLIO MIX

*(by investment amount, net of accumulated depreciation)*



| | |
|---|---|
| Multi-Family Residential | 33.1% |
| Office | 31.2% |
| Medical | 21.7% |
| Industrial | 4.7% |
| Retail | 8.8% |
| Undeveloped Land | 0.5% |



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3
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1
34
35
43
44
45


PROPERTY INVESTMENTS

*(percentage by state, by investment amount, net of accumulated depreciation)*



| | | | |
|---|---|---|---|
| Minnesota | 58.1% | Texas | 3.0% |
| North Dakota | 13.5% | Wisconsin | 1.9% |
| Nebraska | 5.1% | Idaho | 1.5% |
| Colorado | 4.2% | Iowa | 1.4% |
| Montana | 3.8% | Georgia | 0.4% |
| South Dakota | 3.6% | Michigan | 0.2% |
| Kansas | 3.3% | | |

**Wisconsin**
27 - Superior
28 - Ladysmith
29 - River Falls
30 - Schofield
31 - Stevens Point
32 - Milwaukee

**Michigan**
33 - Kentwood

**South Dakota**
34 - Spearfish
35 - Rapid City
36 - Sioux Falls

**Iowa**
37 - Sioux City
38 - Des Moines

**Nebraska**
39 - Fremont
40 - Omaha & La Vista
41 - Lincoln
42 - Hastings

**Colorado**
43 - Fort Collins
44 - Highlands Ranch
45 - Colorado Springs

**Kansas**
46 - Topeka

**Texas**
47 - Irving

**Georgia**
48 - Lithia Springs



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47
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# CREATING SHAREHOLDER VALUE

## 35 CALENDAR YEAR HISTORY OF INCREASING DISTRIBUTIONS

Since the first distribution paid July 1, 1971, IRET has never delayed, omitted or reduced the quarterly distribution on our common shares. In each of the last 35 calendar years, the annual distribution has increased over the amount paid in the preceding year.

| Share Bid Price History[1] | | | Distribution History[2] | | Total Return Per Year[3] | |
|---|---|---|---|---|---|---|
| 1971 | $ | 1.00 | 1971 | 2.75¢ | 1971 | 5.5% |
| 1972 | $ | 1.10 | 1972 | 6.20¢ | 1972 | 16.2% |
| 1973 | $ | 1.30 | 1973 | 6.55¢ | 1973 | 24.1% |
| 1974 | $ | 1.40 | 1974 | 7.10¢ | 1974 | 13.2% |
| 1975 | $ | 1.50 | 1975 | 8.00¢ | 1975 | 12.9% |
| 1976 | $ | 1.70 | 1976 | 8.70¢ | 1976 | 19.1% |
| 1977 | $ | 1.80 | 1977 | 9.50¢ | 1977 | 11.5% |
| 1978 | $ | 2.00 | 1978 | 10.50¢ | 1978 | 16.9% |
| 1979 | $ | 2.00 | 1979 | 11.25¢ | 1979 | 5.6% |
| 1980 | $ | 1.80 | 1980 | 13.25¢ | 1980 | -3.4% |
| 1981 | $ | 2.00 | 1981 | 14.00¢ | 1981 | 18.9% |
| 1982 | $ | 2.20 | 1982 | 14.75¢ | 1982 | 17.4% |
| 1983 | $ | 2.95 | 1983 | 18.50¢ | 1983 | 42.5% |
| 1984 | $ | 3.15 | 1984 | 22.13¢ | 1984 | 14.3% |
| 1985 | $ | 3.15 | 1985 | 24.25¢ | 1985 | 7.7% |
| 1986 | $ | 3.85 | 1986 | 26.18¢ | 1986 | 30.5% |
| 1987 | $ | 4.05 | 1987 | 27.65¢ | 1987 | 12.4% |
| 1988 | $ | 4.35 | 1988 | 28.16¢ | 1988 | 14.4% |
| 1989 | $ | 4.75 | 1989 | 29.10¢ | 1989 | 15.9% |
| 1990 | $ | 4.50 | 1990 | 29.90¢ | 1990 | 1.0% |
| 1991 | $ | 5.40 | 1991 | 30.70¢ | 1991 | 26.8% |
| 1992 | $ | 5.70 | 1992 | 31.50¢ | 1992 | 11.4% |
| 1993 | $ | 6.00 | 1993 | 32.30¢ | 1993 | 10.9% |
| 1994 | $ | 6.40 | 1994 | 33.65¢ | 1994 | 12.3% |
| 1995 | $ | 6.16 | 1995 | 35.25¢ | 1995 | 1.8% |
| 1996 | $ | 6.44 | 1996 | 37.38¢ | 1996 | 10.6% |
| 1997 | $ | 7.13 | 1997 | 40.18¢ | 1997 | 17.0% |
| 1998 | $ | 7.44 | 1998 | 43.70¢ | 1998 | 10.5% |
| 1999 | $ | 7.88 | 1999 | 49.25¢ | 1999 | 12.5% |
| 2000 | $ | 7.88 | 2000 | 52.55¢ | 2000 | 6.7% |
| 2001 | $ | 9.35 | 2001 | 57.50¢ | 2001 | 26.0% |
| 2002 | $ | 10.05 | 2002 | 61.20¢ | 2002 | 14.0% |
| 2003 | $ | 9.96 | 2003 | 63.25¢ | 2003 | 5.4% |
| 2004 | $ | 10.49 | 2004 | 64.10¢ | 2004 | 11.8% |
| 2005 | $ | 9.30 | 2005 | 64.90¢ | 2005 | -5.2% |

(1) *End of calendar year bid price per common share of beneficial interest of IRET.*

(2) *Total calendar year distributions paid.*

(3) *Distributions plus share price changes.*
*(Calendar year distributions paid plus change in share bid price divided by previous end of year share bid.)*

## PRICE RANGE OF SHARES OF BENEFICIAL INTEREST

| | Fiscal 2006 | | Fiscal 2005 | | Fiscal 2004 | |
|---|---|---|---|---|---|---|
| | High | Low | High | Low | High | Low |
| May 1 to July 31 | 10.24 | 9.04 | 10.47 | 9.39 | 10.80 | 9.28 |
| August 1 to October 31 | 10.16 | 8.85 | 10.30 | 9.51 | 10.48 | 9.69 |
| November 1 to January 31 | 9.79 | 9.20 | 10.72 | 9.78 | 10.70 | 9.88 |
| February 1 to April 30 | 9.67 | 9.11 | 10.26 | 8.90 | 10.50 | 9.36 |

## CALENDAR YEAR TAX STATUS OF DISTRIBUTION ON COMMON SHARES

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Capital gain | 16.05% | 0.00% | 3.88% | 0.00% | 0.00% |
| Ordinary income | 41.48% | 44.65% | 58.45% | 68.29% | 65.98% |
| Return of capital | 42.47% | 55.35% | 37.67% | 31.71% | 34.02% |


RIDGE OAKS
APARTMENT HOMES
2300 INDIAN HILLS DR.
239-5549

**Top Photo**

**Ridge Oaks Apartments**
**Sioux City, IA**

**Bottom Photos**

**Cold Spring Center**
**St. Cloud, MN**

**Joel Metz**
***Director of Property Management Accounting***

**Nancy Scofield**
***Assistant Vice President - Controller***

**Nancy Andersen**
***Assistant Controller***





## MINOT ARROWHEAD SHOPPING CENTER


White Drug

*Minot Arrowhead Shopping Center SE side just before construction*

IRET continually evaluates the properties in our portfolio to identify those where added value can be created for our shareholders and our tenants through renovation or redevelopment. Improving existing properties through renovation or redevelopment makes these properties more desirable to tenants and allows IRET to charge higher rents. Renovations and redevelopments can also involve lower levels of risk and produce higher returns for IRET than investment in new properties, because IRET already owns the property and understands the income and demographic data and the tenant demand in the surrounding area.

Two examples of ongoing or just-completed renovation and redevelopment projects are illustrated on these pages: the renovation of the Arrowhead Shopping Center in IRET's headquarters of Minot, North Dakota, and the construction of a new Walgreen's Drug Store at an existing IRET retail location in Wausau, Wisconsin.





*Architect rendering of Minot Arrowhead renovation*


PHOTO
PHARMACY


Schofield Plaza before redevelopment

The Arrowhead Shopping Center was purchased by IRET in 1973. During Fiscal 2006 work was begun on an extensive renovation of the facade and interiors of the center to improve its attractiveness and layout. IRET expects the cosmetic and structural improvements at the center to increase traffic at the property and support leasing efforts.

The newly-constructed Walgreen's Drugstore at IRET's existing retail location in Wausau, Wisconsin, similarly illustrates value creation through redevelopment. Completed in July 2006, this Walgreen's location is leased for a minimum 25-year term. The new store replaces an existing outdated retail space, with part of the former surface parking lot also utilized for the redeveloped premises. IRET expects this redeveloped property to make a substantial positive contribution to IRET revenues.

***Schofield Plaza Shopping Center following redevelopment***


Walgreens
DRIVE-THRU PHARMACY

# TOTAL SHAREHOLDER RETURNS

## 35 CALENDAR YEAR PERFORMANCE COMPARISON

$10,000 invested in IRET common shares at the close of trading on December 31, 1971, with distributions reinvested, would be worth $841,944 as of December 31, 2005. This presentation excludes brokerage costs and income taxes.



$ 841,944
$ 718,885
$ 371,173
IRET
Peer Group(1)
S&P 500(2)
72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05


*(1) The peer group consists of the real estate investment trusts included by the National Association of Real Estate Investment Trusts in its NAREIT Equity REIT Index.*

*(2) Standard and Poor's ("S&P") 500 Stock Index*

Source: Research Data Group, Inc.



*Edward T. Schafer*



*C.W. "Chip" Morgan*

## Trustee Nominees

Edward T. Schafer and C.W. "Chip" Morgan have been nominated to stand for election to the Investors Real Estate Trust Board of Trustees at the Company's Annual Meeting of Shareholders, to be held on September 19, 2006, and both have agreed to serve if elected. Mr. Schafer (59) was the Governor of North Dakota from 1992 to 2000, and, until January of this year, was the Chief Executive Officer of Extend America, a telecommunications company. Mr. Morgan (58) is the President and Chief Executive Officer of Northwest Respiratory Services, LLC, a home medical company, and a director of First Western Bank, Eden Prairie, Minnesota. IRET is pleased to attract trustee nominees with the background and qualifications of former Governor Schafer and Chip Morgan.



**Left to Right**

**Sartell Medical Center - Sartell, MN and Colonial Villa - Burnsville, MN**





# COMPANY PROFILE

## ORGANIZATIONAL STRUCTURE

Founded in 1970, IRET is a Real Estate Investment Trust through which individual investors may benefit from the advantages of group investment in a professionally managed and diversified portfolio of income-producing real estate.

In 1997, IRET reorganized itself as an Umbrella Partnership Real Estate Investment Trust ("UPREIT"). The company conducts its business through an operating partnership (IRET Properties, a North Dakota Limited Partnership) which has as its sole General Partner a wholly owned corporate subsidiary of IRET (IRET, Inc., a North Dakota Corporation). IRET assets were transferred to the Umbrella Partnership in exchange for the general partnership interest. Owners of real estate are offered the opportunity of becoming limited partners in the Umbrella Partnership by conveying their real estate to the partnership in exchange for partnership units. These units are exchangeable for, and the financial equivalent of, the IRET publicly-traded common shares.

For owners of appreciated real estate, the UPREIT program has been a popular alternative to a taxable sale. Owners enjoy an IRET return on the full value of their real estate undiminished by capital gains tax until such time as they choose to liquidate their investment. On April 30, 2006, a total of 13,685,524 UPREIT units with a book value of approximately $104.2 million were outstanding.

## INVESTMENT STRATEGY

As of April 30, 2006, IRET owned 66 apartment communities containing 8,648 apartment units, and 145 commercial properties with approximately 8.7 million square feet of rentable space, located primarily in Minnesota and North Dakota.

IRET's investment strategy is to invest in multi-family residential and commercial real estate located primarily in Minnesota, North Dakota, South Dakota, Montana, and Nebraska, and to diversify our investments among multi-family residential properties and office, medical, industrial and retail commercial properties.

From its inception in 1970, IRET has sought to:

- Pay a cash distribution equal to or better than a bank one-year certificate of deposit;
- Increase distributions to shareholders at a rate in excess of the inflation rate;
- Increase the share price by a percentage equal to the distribution rate for a total return to the shareholder at least twice the return of a one-year certificate of deposit.

## CASH DISTRIBUTION POLICY

It is our policy to distribute approximately 65% to 90% of our Funds From Operations (FFO). We use the remaining FFO to make capital improvements to existing properties and to acquire more properties. By reinvesting a portion of FFO, we expect to enhance the income-producing capability of our portfolio.




5 YANKEE DOODLE R.

TCA Building - Eden Prairie, MN



### *Charles Wm. James*

IRET Shareholder and Former Trustee

Charles Wm. James joined IRET in 2003 as an executive officer and trustee, following the merger of IRET with the T.F. James Company, a Twin Cities real estate development and management company. Mr. James resigned as an executive officer and trustee of the Company during fiscal year 2006 to pursue a property redevelopment project in the Minneapolis area.


LANCASTER
PLACE
APARTMENTS



**Lancaster Place - St. Cloud, MN**

*Senior Management (left to right)*

**Timothy P. Mihalick** - Trustee, Senior Vice President and Chief Operating Officer

**Diane K. Bryantt** - Senior Vice President and Chief Financial Officer

**Thomas A. Wentz, Jr.** - Trustee, Senior Vice President-Asset Management and Finance

**Michael A. Bosh** - General Counsel and Corporate Secretary

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 10-K

**Annual Report Pursuant to Section 13 or 15(d)**
**of the Securities Exchange Act of 1934**

**For the fiscal year ended April 30, 2006**

**Commission File Number 000-14851**

**Investors Real Estate Trust**
*(Exact name of Registrant as specified in its charter)*

**North Dakota**
*(State or other jurisdiction of incorporation or organization)*

**45-0311232**
*(IRS Employer Identification No.)*

**12 South Main Street**
**Minot, North Dakota 58701**
*(Address of principal executive offices)*

**701-837-4738**
*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Act:**
None

**Securities registered pursuant to Section 12(g) of the Act:**
Common Shares of Beneficial Interest *(no par value)*
Series A Cumulative Redeemable Preferred Shares of Beneficial Interest *(no par value)*

---

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐ Yes ☑ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, or accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

☐ Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

The aggregate market value of the Registrant's outstanding common shares of beneficial interest held by non-affiliates (i.e., by persons other than officers and trustees of the Registrant as reflected in the table in Item 12 of this Form 10-K, incorporated by reference from the Registrant's definitive Proxy Statement for its 2006 Annual Meeting of Shareholders) was $401,600,311 based on the last reported sale price on the NASDAQ National Market on October 31, 2005.

The number of common shares of beneficial interest outstanding as of June 30, 2006, was 46,986,206.

References in this Annual Report on Form 10-K to the "Company," "IRET," "we," "us," or "our" include consolidated subsidiaries, unless the context indicates otherwise.

Documents Incorporated by Reference: Portions of IRET's definitive Proxy Statement for its 2006 Annual Meeting of Shareholders to be held on September 19, 2006 are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) hereof.

**INVESTORS REAL ESTATE TRUST**

**INDEX**

**Special Note Regarding Forward Looking Statements**

Certain statements included in this Annual Report on Form 10-K and the documents incorporated into this document by reference are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include statements about our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as "believe," "expect," "intend," "project," "plan," "anticipate," "potential," "may," "will," "designed," "estimate," "should," "continue" and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

- the economic health of the markets in which we own and operate multi-family and commercial properties, in particular the states of Minnesota and North Dakota, or other markets in which we may invest in the future;
- the economic health of our commercial tenants;
- market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;
- our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;
- the level and volatility of prevailing market interest rates and the pricing of our common shares of beneficial interest;
- financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all; and
- compliance with applicable laws, including those concerning the environment and access by persons with disabilities.

Readers should carefully review our financial statements and the notes thereto, as well as the section entitled "Risk Factors" in Item 1A of this Annual Report on Form 10-K and the other documents we file from time to time with the Securities and Exchange Commission ("SEC").

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements included in this Annual Report on Form 10-K should not be construed as exhaustive.

# PART I

## Item 1. Business

### Overview

Investors Real Estate Trust is a self-advised equity Real Estate Investment Trust ("REIT") organized under the laws of North Dakota. Since our formation in 1970, our business has consisted of owning and operating income-producing real estate properties. We are structured as an Umbrella Partnership Real Estate Investment Trust or UPREIT and we conduct our day-to-day business operations though our operating partnership, IRET Properties, a North Dakota Limited Partnership ("IRET Properties" or the "Operating Partnership"). Our investments consist of multi-family residential properties and commercial office, medical, industrial and retail properties. These properties are located primarily in the upper Midwest states of Minnesota and North Dakota. For the twelve months ended April 30, 2006, our real estate investments in these two states accounted for 73.4% of our total gross revenue. Our principal executive offices are located in Minot, North Dakota. We also have an office in Minneapolis, Minnesota.

We seek to diversify our investments among multi-family residential and office, medical, industrial and retail properties. As of April 30, 2006, our real estate portfolio consisted of:

- 66 multi-family residential properties, containing 8,648 apartment units and having a total real estate investment amount net of accumulated depreciation of $373.1 million;
- 56 office properties containing approximately 3.8 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $351.1 million;
- 33 medical properties (including assisted living facilities) containing approximately 1.7 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $244.3 million;
- 11 industrial properties (including miscellaneous commercial properties) containing approximately 1.7 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $53.0 million; and
- 45 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $99.3 million.

Our residential leases are generally for a one-year term. Our commercial properties are typically leased to tenants under long-term lease arrangements. As of April 30, 2006, no single tenant accounted for more than 10% of our total rental revenues.

## Structure

We were organized as a REIT under the laws of North Dakota on July 31, 1970.

Since our formation, we have operated as a REIT under Sections 856-858 of the Internal Revenue Code of 1986, as amended (the "Code"), and since February 1, 1997, we have been structured as an UPREIT. Since restructuring as an UPREIT, we have conducted all of our daily business operations through IRET Properties. IRET Properties is organized under the laws of North Dakota pursuant to an Agreement of Limited Partnership dated January 31, 1997. IRET Properties is principally engaged in acquiring, owning, operating and leasing multi-family residential and commercial real estate. The sole general partner of IRET Properties is IRET, Inc., a North Dakota corporation and our wholly-owned subsidiary. All of our assets (except for qualified REIT subsidiaries) and liabilities were contributed to IRET Properties, through IRET, Inc., in exchange for the sole general partnership interest in IRET Properties. As of April 30, 2006, IRET, Inc. owned a 77.4% interest in IRET Properties. The remaining ownership of IRET Properties is held by individual limited partners.

## Investment Strategy and Policies

Our business objective is to increase shareholder value by employing a disciplined investment strategy. This strategy is focused on growing assets in desired geographical markets, achieving diversification by property type and location, and adhering to targeted returns in acquiring properties.

We generally use available cash or short-term floating rate debt to acquire real estate. We then replace such cash or short-term floating rate debt with fixed-rate secured debt, typically in an amount equal to 65.0% to 75.0% of a property's appraised value. In appropriate circumstances, we also may acquire one or more properties in exchange for our common shares of beneficial interest ("common shares") or for limited partnership units of IRET Properties ("limited partnership units" or "UPREIT Units"), which are convertible, after the expiration of a minimum holding period of one year, into cash or, at our sole discretion, into our common shares on a one-to-one basis.

Our investment strategy is to invest in multi-family residential properties and office, medical, industrial and retail commercial properties that are leased to single or multiple tenants, usually for five years or longer, and are located throughout the upper Midwest. We operate mainly within the states of North Dakota and Minnesota, although we also have real estate investments in South Dakota, Montana, Nebraska, Colorado, Georgia, Idaho, Iowa, Kansas, Michigan, Texas and Wisconsin.

In order to implement our investment strategy we have certain investment policies. Our significant investment policies are as follows:

*Investments in the securities of, or interests in, entities primarily engaged in real estate activities and other securities.* While we are permitted to invest in the securities of other entities engaged in the ownership and operation of real estate, as well as other securities, we currently have no plans to make any investments in other securities.

Any policy, as it relates to investments in other securities, may be changed by a majority of the members of our Board of Trustees at any time without notice to or a vote of our shareholders.

*Investments in real estate or interests in real estate.* We currently own multi-family residential properties and/or commercial properties in 13 states. We may invest in real estate, or interests in real estate, that is located anywhere in the United States; however, we currently plan to focus our investments in those states in which we already have property, with specific concentration in Minnesota, North Dakota, Nebraska, Montana, and South Dakota. Similarly, we may invest in any type of real estate or interest in real estate including, but not limited to, office buildings, apartment buildings, shopping centers, industrial and commercial properties, special purpose buildings and undeveloped acreage. Under our Second Restated Trustees' Regulations (Bylaws), however, we may not invest more than 10.0% of our total assets in unimproved real estate, excluding property being developed or property where development will be commenced within one year.

It is not our policy to acquire assets primarily for capital gain through sale in the short term. Rather, it is our policy to acquire assets with an intention to hold such assets for at least a 10-year period. During the holding period, it is our policy to seek current income and capital appreciation through an increase in value of our real estate portfolio, as well as increased revenue as a result of higher rents.

Any policy, as it relates to investments in real estate or interests in real estate may be changed by our Board of Trustees at any time without notice to or a vote of our shareholders.

*Investments in real estate mortgages.* While not our primary business focus, from time to time we make loans to others that are secured by mortgages, liens or deeds of trust covering real estate. We have no restrictions on the type of property that may be used as collateral for a mortgage loan; provided, however, that except for loans insured or guaranteed by a government or a governmental agency, we may not invest in or make a mortgage loan unless an appraisal is obtained concerning the value of the underlying property. Unless otherwise approved by our Board of Trustees, it is our policy that we will not invest in mortgage loans on any one property if in the aggregate the total indebtedness on the property, including our mortgage, exceeds 85.0% of the property's appraised value. We can invest in junior mortgages without notice to, or the approval of, our shareholders. As of April 30, 2006, we had no junior mortgages outstanding. We had one contract for deed outstanding as of April 30, 2006, with a balance of $434,000 due to us.

Our policies relating to mortgage loans, including second mortgages, may be changed by our Board of Trustees at any time, or from time to time, without notice to, or a vote of, our shareholders.

**Policies With Respect to Certain of Our Activities**

Our current policies as they pertain to certain of our activities are described as follows:

*Cash distributions to shareholders and holders of limited partnership units.* We intend to continue our policy of making cash distributions to our common shareholders and the holders of limited partnership units of approximately 65.0% to 90.0% of our funds from operations and to use the remaining funds for capital improvements or the purchase of additional properties. This policy may be changed at any time by our Board of Trustees without notice to, or approval of, our shareholders. We have increased our cash distributions every year since our inception 36 years ago and every quarter since 1988.

*Issuing senior securities.* As of April 30, 2006, we have issued and outstanding $2,450,638 in investment certificates, which were issued for a definite term and annual interest rate, and which will be redeemed as they mature. In the event of our dissolution, the investment certificates would be paid in preference to our common shares. IRET has discontinued the sale of investment certificates and outstanding certificates will be redeemed as they mature. Additionally, on April 26, 2004, we issued 1,150,000 shares of 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the "Series A preferred shares"). Depending on future interest rate and market conditions, we may issue additional preferred shares or other senior securities which would have dividend and liquidation preference over our common shares.

*Borrowing money.* We rely on borrowed funds in pursuing our investment objectives and goals. It is generally our policy to seek to borrow up to 65.0% to 75.0% of the appraised value of all new real estate acquired or developed. This policy concerning borrowed funds is vested solely with our Board of Trustees and can be changed by our Board of Trustees at any time, or from time to time, without notice to, or a vote of, our shareholders. Such policy is subject, however, to the limitation in our Bylaws, which provides that unless approved by a majority of the independent members of our Board of Trustees and disclosed to our shareholders in our next quarterly report along with justification for such excess, we may not borrow in excess of 300.0% of our total Net Assets (as such term is used in our Bylaws, which usage is not in accordance with GAAP, "Net Assets" means our total assets at cost before deducting depreciation or other non-cash reserves, less total liabilities). Our Bylaws do not impose any limitation on the amount that we may borrow against any one particular property. As of April 30, 2006, our ratio of total real estate mortgages to total real estate assets was 63.5% while our ratio of total indebtedness as compared to our Net Assets (computed in accordance with our Bylaws) was 138.0%.

*Offering securities in exchange for property.* Our organizational structure allows us to issue shares and to offer limited partnership units of IRET Properties in exchange for real estate. The limited partnership units are convertible into cash, or, at our option, common shares on a one-for-one basis after a minimum one-year holding period. All limited partnership units receive the same cash distributions as those paid on common shares. Limited partners are not entitled to vote on any matters affecting us until they convert their limited partnership units to common shares.

Our Articles of Amendment and Third Restated Declaration of Trust does not contain any restrictions on our ability to offer limited partnership units of IRET Properties in exchange for property. As a result, any decision to do so is vested solely in our Board of Trustees. This policy may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders. For the three most recent fiscal years ended April 30, we have issued the following limited partnership units of IRET Properties in exchange for properties:

| | *(in thousands)* | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| Limited partnership units issued | 1,072 | 1,996 | 2,006 |
| Value at issuance | $ 10,964 | $ 20,071 | $ 19,851 |

*Acquiring or repurchasing shares.* As a REIT, it is our intention to invest only in real estate assets. Our Articles of Amendment and Third Restated Declaration of Trust does not prohibit the acquisition or repurchase of our common or preferred shares or other securities so long as such activity does not prohibit us from operating as a REIT under the Code. Any policy regarding the acquisition or repurchase of shares or other securities is vested solely in our Board of Trustees and may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders.

During fiscal year 2006, we did not repurchase any of our outstanding common shares, preferred shares or limited partnership units, except for the redemption of a nominal amount of fractional common shares held by shareholders, upon request.

*To make loans to other persons.* Our organizational structure allows us to make loans to other persons, subject to certain conditions and subject to our election to be taxed as a REIT. All loans must be secured by real property or limited partnership units of IRET Properties. Our mortgage loan receivables as of April 30, 2006, totaled $0.4 million, and $0.6 million as of April 30, 2005.

*To invest in the securities of other issuers for the purpose of exercising control.* We have not, for the past three years, engaged in, and we are not currently engaging in, investment in the securities of other issuers for the purpose of exercising control. Our Articles of Amendment and Third Restated Declaration of Trust does not impose any limitation on our ability to invest in the securities of other issuers for the purpose of exercising control. Any decision to do so is vested solely in our Board of Trustees and may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders.

*To provide summary reports to our shareholders.* We also have a policy of mailing summary quarterly reports to our shareholders in January, April, July, and October of each year. The quarterly reports do not contain financial statements audited by an independent registered public accounting firm. This policy of providing a summary quarterly report to our shareholders is not required by our organizational documents and may be changed by a majority of our Board of Trustees at any time without notice to or a vote of our shareholders.

**Information about Segments**

We currently operate in five reportable segments: multi-family residential properties, and office, medical (including assisted living facilities), industrial (including miscellaneous properties) and retail properties. For further information on these segments and other related information, see Note 12 of our consolidated financial statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Annual Report on Form 10-K.

### Our Executive Officers

Set forth below are the names, ages, titles and biographies of each of our executive officers as of July 1, 2006.

| Name | Age | Title |
|---|---|---|
| Thomas A. Wentz, Sr. | 70 | President and Chief Executive Officer |
| Timothy P. Mihalick | 47 | Senior Vice President and Chief Operating Officer |
| Thomas A. Wentz, Jr. | 40 | Senior Vice President |
| Diane K. Bryantt | 42 | Senior Vice President and Chief Financial Officer |
| Michael A. Bosh | 35 | Secretary and General Counsel |

*Thomas A. Wentz, Sr.* is a graduate of Harvard College and Harvard Law School, and has been associated with us since our formation on July 31, 1970. Mr. Wentz was a member of our Board of Trustees from 1970 to 1998, Secretary from 1970 to 1987, Vice President from 1987 to July 2000, and has been President and Chief Executive Officer since July 2000. Previously, from 1985 to 1991, Mr. Wentz was a Vice President of our former advisor, Odell-Wentz & Associates, L.L.C., and, until August 1, 1998, was a partner in the law firm of Pringle & Herigstad, P.C.

*Timothy P. Mihalick* joined us as a financial officer in May 1981, after graduating from Minot State University. He has served in various capacities with us over the years and was named Vice President in 1992. Mr. Mihalick has served as the Chief Operating Officer since 1997, as a Senior Vice President since 2002, and as a member of our Board of Trustees since 1999.

*Thomas A. Wentz, Jr.* is a graduate of Harvard College and the University of North Dakota School of Law, and joined us as General Counsel and Vice President in January 2000. He has served as a Senior Vice President since 2002 and as a member of our Board of Trustees since 1996. Prior to 2000, Mr. Wentz was a shareholder in the law firm of Pringle & Herigstad, P.C. from 1992 to 1999. Mr. Wentz is a member of the American Bar Association and the North Dakota Bar Association, and he is a Director of SRT Communications, Inc. Mr. Wentz is the son of Thomas A. Wentz, Sr.

*Diane K. Bryantt* is a graduate of Minot State University, joined us in June 1996, and served as our Controller and Corporate Secretary before being appointed to the positions of Senior Vice President and Chief Financial Officer in 2002. Prior to joining us, Ms. Bryantt was employed by First American Bank, Minot, North Dakota.

*Michael A. Bosh* joined us as Associate General Counsel and Secretary in September 2002, and was named General Counsel in September 2003. Prior to 2002, Mr. Bosh was a shareholder in the law firm of Pringle & Herigstad, P.C. Mr. Bosh graduated from Jamestown College in 1992 and from Washington & Lee University School of Law in 1995. Mr. Bosh is a member of the American Bar Association and the North Dakota Bar Association.

### Employees

As of April 30, 2006, we had 42 employees.

### Environmental Matters and Government Regulation

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred in connection with any contamination. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the current owner was responsible for, or even knew of, the presence of such substances. It is generally our policy to obtain from independent environmental consultants a "Phase I" environmental audit (which involves visual inspection but not soil or groundwater analysis) on all properties that we seek to acquire. We do not believe that any of our properties are subject to any material environmental contamination. However, no assurances can be given that:

- a prior owner, operator or occupant of the properties we own or the properties we intend to acquire did not create a material environmental condition not known to us, which might have been revealed by more in-depth study of the properties; and
- future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability upon us.

In addition to laws and regulations relating to the protection of the environment, many other laws and governmental regulations are applicable to our properties, and changes in the laws and regulations, or in their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. In addition, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990, to be accessible to the handicapped. Non-compliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. We believe that those of our properties to which the ADA and/or FHAA apply are substantially in compliance with present ADA and FHAA requirements.

**Competition**

Investing in and operating real estate is a very competitive business. We compete with other owners and developers of multi-family and commercial properties to attract tenants to our properties. Ownership of competing properties is diversified among other REITs, financial institutions, individuals and public and private companies who are actively engaged in this business. Our multi-family properties compete directly with other rental apartments, as well as with condominiums and single-family homes that are available for rent or purchase in the areas in which our properties are located. Our commercial properties compete with other commercial properties for tenants. Additionally, we compete with other real estate investors, including other REITs, pension and investment funds, partnerships and investment companies, to acquire properties. This competition affects our ability to acquire properties we want to add to our portfolio and the price we pay in acquisitions. During the past year, we have continued to witness a strong demand for quality investment real estate. This demand caused continued high prices for all types of real estate. As a result, we were unable to purchase properties that will generate rates of return similar to those generated by properties we acquired in previous years. We do not believe we have a dominant position in any of the geographic markets in which we operate, but some of our competitors are dominant in selected markets. Many of our competitors have greater financial and management resources than we have. We believe, however, that the geographic diversity of our investments, the experience and abilities of our management, the quality of our assets and the financial strength of many of our commercial tenants affords us some competitive advantages that have in the past and will in the future allow us to operate our business successfully despite the competitive nature of our business.

**Corporate Governance**

The Company's Board of Trustees has adopted various policies and initiatives to strengthen the Company's corporate governance and increase the transparency of financial reporting. Each of the committees of the Company's Board of Trustees operates under written charters, and the Company's independent trustees meet regularly in executive sessions at which only the independent trustees are present. The Board of Trustees has also adopted a Code of Conduct applicable to trustees, officers and employees, and a Code of Ethics for Senior Financial Officers, and has established processes for shareholder communications with the Board of Trustees.

Additionally, the Company's Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by Company employees of concerns regarding accounting or auditing matters. The Audit Committee also maintains a policy requiring Audit Committee approval of all audit and non-audit services provided to the Company by the Company's independent registered public accounting firm.

The Company will disclose any amendment to its Code of Ethics for Senior Financial officers on its website. In the event the Company waives compliance by any of its trustees or officers subject to the Code of Ethics or Code of Conduct, the Company will disclose such waiver in a Form 8-K filed within four business days.

### Website and Available Information

Our internet address is www.iret.com. We make available, free of charge, through the "SEC filings" tab under the Investor Relations section of our internet website, our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such forms are filed with or furnished to the SEC. Current copies of our Code of Conduct, Code of Ethics for Senior Financial Officers, and Charters for the Audit, Compensation, Executive and Nominating Committees of our Board of Trustees are also available on our website under the heading "Corporate Governance" in the Investor Relations section of our website. Copies of these documents are also available to shareholders upon request addressed to the Secretary at Investors Real Estate Trust, P.O. Box 1988, Minot, North Dakota 58701. Information on our internet website does not constitute part of this Annual Report on Form 10-K.

### Item 1A. Risk Factors

### Risks Related to Our Properties and Business

*Our performance and share value are subject to risks associated with the real estate industry.* Our results of operations and financial condition, the value of our real estate assets, and the value of an investment in us are subject to the risks normally associated with the ownership and operation of real estate properties. These risks include, but are not limited to, the following factors which, among others, may adversely affect the income generated by our properties:

- downturns in national, regional and local economic conditions (particularly increases in unemployment);
- competition from other commercial and multi-family residential properties;
- local real estate market conditions, such as oversupply or reduction in demand for commercial and multi-family residential space;
- changes in interest rates and availability of attractive financing;
- declines in the economic health and financial condition of our tenants and our ability to collect rents from our tenants;
- vacancies, changes in market rental rates and the need periodically to repair, renovate and re-lease space;
- increased operating costs, including real estate taxes, state and local taxes, insurance expense, utilities, and security costs;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes and insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from a property;
- weather conditions, civil disturbances, natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; and
- decreases in the underlying value of our real estate.

*Our property acquisition activities subject us to various risks which could adversely affect our operating results.* We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to numerous risks, including, but not limited to:

- even if we enter into an acquisition agreement for a property, it is subject to customary closing conditions, including completion of due diligence investigations, and we may be unable to complete that acquisition after making a non-refundable deposit and incurring other acquisition-related costs;

- we may be unable to obtain financing for acquisitions on favorable terms or at all;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be greater than our estimates; and
- we may be unable quickly and efficiently to integrate new acquisitions into our existing operations.

These risks could have an adverse effect on our results of operations and financial condition.

*Acquired properties may subject us to unknown liabilities which could adversely affect our operating results.* We may acquire properties subject to liabilities and without any recourse, or with only limited recourse against prior owners or other third parties, with respect to unknown liabilities. As a result, if liability were asserted against us based upon ownership of these properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flows. Unknown liabilities with respect to acquired properties might include liabilities for clean-up of undisclosed environmental contamination; claims by tenants, vendors or other persons against the former owners of the properties; liabilities incurred in the ordinary course of business; and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

*Our geographic concentration in Minnesota and North Dakota may result in losses due to our significant exposure to the effects of economic and real estate conditions in those markets.* For the fiscal year ended April 30, 2006, we received approximately 73.4% of our gross revenue from properties in Minnesota and North Dakota. As a result of this concentration, we are subject to substantially greater risk than if our investments were more geographically dispersed. Specifically, we are more significantly exposed to the effects of economic and real estate conditions in those particular markets, such as building by competitors, local vacancy and rental rates and general levels of employment and economic activity. To the extent that weak economic or real estate conditions affect Minnesota and/or North Dakota more severely than other areas of the country, our financial performance could be negatively impacted.

*If we are not able to renew leases or enter into new leases on favorable terms or at all as our existing leases expire, our revenue, operating results and cash flows will be reduced.* We may be unable to renew leases with our existing tenants or enter into new leases with new tenants due to economic and other factors as our existing leases expire or are terminated prior to the expiration of their current terms. As a result, we could lose a significant source of revenue while remaining responsible for the payment of our obligations. In addition, even if we were able to renew existing leases or enter into new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases, because the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases, or tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant. If we are unable to enter into lease renewals or new leases on favorable terms or in a timely manner for all or a substantial portion of space that is subject to expiring leases, our revenue, operating results and cash flows will be adversely affected. As a result, our ability to make distributions to the holders of our shares of beneficial interest may be adversely affected. As of April 30, 2006, approximately 0.78 million square feet, or 9.0% of our total commercial property square footage, was vacant. Approximately 583 of our 8,648 apartment units, or 6.7%, were vacant. As of April 30, 2006, leases on approximately 10.1% of our total commercial segments leased net rentable square footage will expire in fiscal year 2007, 9.8% in fiscal year 2008, 10.0% in fiscal year 2009, 9.7% in fiscal year 2010, and 13.2% in fiscal year 2011.

*We face potential adverse effects from commercial tenant bankruptcies or insolvencies.* The bankruptcy or insolvency of our commercial tenants may adversely affect the income produced by our properties. If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord. If a tenant files for bankruptcy, we cannot evict the tenant solely because of such bankruptcy. A court, however, may authorize the tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant would pay in full amounts it owes us under a lease. This shortfall could adversely affect our cash flow and results of operations. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. Under some circumstances, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is less than the agreed rental amount. Additionally, without regard to the manner in which a lease termination occurs, we are likely to incur additional costs in the form of tenant improvements and leasing commissions in our efforts to lease the space to a new tenant, as well as possibly lower rental rates reflective of declines in market rents.

*Because real estate investments are generally illiquid, and various factors limit our ability to dispose of assets, we may not be able to sell properties when appropriate.* Real estate investments are relatively illiquid and, therefore, we have limited ability to vary our portfolio quickly in response to changes in economic or other conditions. In addition, the prohibitions under the federal income tax laws on REITs holding property for sale and related regulations may affect our ability to sell properties. Our ability to dispose of assets may also be limited by constraints on our ability to utilize disposition proceeds to make acquisitions on financially attractive terms, and the requirement that we take additional impairment charges on certain assets. More specifically, we are required to distribute or pay tax on all capital gains generated from the sale of assets, and, in addition, a significant number of our properties were acquired using limited partnership units of IRET Properties, our operating partnership, and are subject to certain agreements which restrict our ability to sell such properties in transactions that would create current taxable income to the former owners. As a result, we are motivated to structure the sale of these assets as tax-free exchanges. To accomplish this we must identify attractive re-investment opportunities. Recently, while capital market conditions have been favorable for dispositions, investment yields on acquisitions have been less attractive due to the abundant capital inflows into the real estate sector. These considerations impact our decisions on whether or not to dispose of certain of our assets.

*Inability to manage our rapid growth effectively may adversely affect our operating results.* We have experienced significant growth in recent years, increasing our total assets from approximately $885.7 million at April 30, 2003, to $1,207.3 million at April 30, 2006, principally through the acquisition of additional real estate properties. Subject to our continued ability to raise equity capital and issue limited partnership units of IRET Properties and identify suitable investment properties, we intend to continue our acquisition of real estate properties. Effective management of this level of growth presents challenges, including:

- the need to expand our management team and staff;
- the need to enhance internal operating systems and controls;
- increased reliance on outside advisors and property managers; and
- the ability to consistently achieve targeted returns on individual properties.

We may not be able to maintain similar rates of growth in the future, or manage our growth effectively. Our failure to do so may have a material adverse effect on our financial condition and results of operations and ability to make distributions to the holders of our shares of beneficial interest.

*Competition may negatively impact our earnings.* We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds and banks, for tenants and investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources that may be used to compete against us. With respect to tenants, this competition may affect our ability to lease our properties, the price at which we are able to lease our properties and the cost of required renovations or tenant improvements. With respect to acquisition and development investment opportunities, this competition may cause us to pay higher prices for new properties than we otherwise would have paid, or may prevent us from purchasing a desired property at all.

*An inability to make accretive property acquisitions may adversely affect our ability to increase our operating income.* From our fiscal year ended April 30, 2004, to our fiscal year ended April 30, 2006, our operating income decreased from $10.0 million to $9.8 million. Our basic and diluted net income per common share was $.20 as of April 30, 2006, compared to $.30 and $.24, respectively, as of April 30, 2005 and 2004. The acquisition of additional real estate properties is critical to our ability to increase our operating income. If we are unable to continue to make real estate acquisitions on terms that meet our financial and strategic objectives, whether due to market conditions, a changed competitive environment or unavailability of capital, our ability to increase our operating income may be materially and adversely affected.

*High leverage on our overall portfolio may result in losses.* As of April 30, 2006, our ratio of total indebtedness to total Net Assets (as that term is used in our Bylaws, which usage is not in accordance with GAAP, "Net Assets" means our total assets at cost before deducting depreciation or other non-cash reserves, less total liabilities) was approximately 138.0%. As of April 30, 2005 and 2004, our percentage of total indebtedness to total Net Assets was approximately 133.9% and 136.8%, respectively. Under our Bylaws we may increase our total indebtedness up to 300.0% of our Net Assets, or by an additional approximately $906 million. There is no limitation on the increase that may be permitted if approved by a majority of the independent members of our board of trustees and disclosed to the holders of our shares of beneficial interest in the next quarterly report, along with justification for any excess.

This amount of leverage may expose us to cash flow problems if rental income decreases. Under those circumstances, in order to pay our debt obligations we might be required to sell properties at a loss or be unable to make distributions to the holders of our shares of beneficial interest. A failure to pay amounts due may result in a default on our obligations and the loss of the property through foreclosure. Additionally, our degree of leverage could adversely affect our ability to obtain additional financing and may have an adverse effect on the market price of our common shares.

*Our inability to renew, repay or refinance our debt may result in losses.* We incur a significant amount of debt in the ordinary course of our business and in connection with acquisitions of real properties. In addition, because we are unable to retain earnings as a result of the REIT distribution requirements, we will generally be required to refinance debt that matures with additional debt or equity. We are subject to the normal risks associated with debt financing, including the risk that:

- our cash flow will be insufficient to meet required payments of principal and interest;
- we will not be able to renew, refinance or repay our indebtedness when due; and
- the terms of any renewal or refinancing will be less favorable than the terms of our current indebtedness.

We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance at least a portion of our outstanding debt as it matures. We cannot guarantee that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows may not be sufficient in all years to repay debt as it matures. Additionally, if we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more of our properties on disadvantageous terms, which may result in losses to us. These losses could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code.

*The cost of our indebtedness may increase.* We have incurred, and we expect to continue to incur, indebtedness that bears interest at a variable rate. As of April 30, 2006, $24.3 million, or approximately 3.2%, of the principal amount of our total mortgage indebtedness was subject to variable interest rate agreements. If short-term interest rates rise, our debt service payments on adjustable rate debt would increase, which would lower our net income and could decrease our distributions to the holders of our shares of beneficial interest. In addition, portions of our fixed-rate indebtedness incurred for past property acquisitions come due on a periodic basis. Rising interest rates could limit our ability to refinance this existing debt when it matures, and would increase our interest costs, which could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

*We depend on distributions and other payments from our subsidiaries that they may be prohibited from making to us, which could impair our ability to make distributions to holders of our shares of beneficial interest.* Substantially all of our assets are held through IRET Properties, our operating partnership, and other of our subsidiaries. As a result, we depend on distributions and other payments from our subsidiaries in order to satisfy our financial obligations and make distributions to the holders of our shares of beneficial interest. The ability of our subsidiaries to make such distributions and other payments depends on their earnings, and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization effectively will be subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

*Our current or future insurance may not protect us against possible losses.* We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties at levels that we believe to be adequate and comparable to coverage customarily obtained by owners of similar properties. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms. Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism or environmental contamination, that are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we do not currently carry insurance against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property. In any event, we would continue to be obligated on any mortgage indebtedness on the property. Any loss could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, in most cases we have to renew our insurance policies on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our business and financial condition and results of operations, which could cause a decline in the market value of our securities.

*We have significant investments in medical properties and adverse trends in healthcare provider operations may negatively affect our lease revenues from these properties.* We have acquired a significant number of specialty medical properties (including assisted living facilities) and may acquire more in the future. As of April 30, 2006, our real estate portfolio consisted of 33 medical properties, with a total real estate investment amount, net of accumulated depreciation, of $244.3 million, or approximately 21.8% of the total real estate investment amount, net of accumulated depreciation, of our entire real estate portfolio. The healthcare industry is currently experiencing changes in the demand for, and methods of delivery of, healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. Sources of revenue for our medical property tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. These factors may adversely affect the economic performance of some or all of our medical services tenants and, in turn, our lease revenues. In addition, if we or our tenants terminate the leases for these properties, or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to the holders of our shares of beneficial interest.

*Adverse changes in applicable laws may affect our potential liabilities relating to our properties and operations.* Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to all tenants in the form of higher rents. As a result, any increase may adversely affect our cash available for distribution, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Similarly, changes in laws that increase the potential liability for environmental conditions existing on properties, that increase the restrictions on discharges or other conditions or that affect development, construction and safety requirements may result in significant unanticipated expenditures that could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multi-family residential properties may reduce rental revenues or increase operating costs.

*Complying with laws benefiting disabled persons or other safety regulations and requirements may affect our costs and investment strategies.* Federal, state and local laws and regulations designed to improve disabled persons' access to and use of buildings, including the Americans with Disabilities Act of 1990, may require modifications to, or restrict renovations of, existing buildings. Additionally, these laws and regulations may require that structural features be added to buildings under construction. Legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. Noncompliance could result in the imposition of fines by government authorities or the award of damages to private litigants. The costs of complying with these laws and regulations may be substantial, and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy or reduce overall returns on our investments. This could have an adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Our properties are also subject to various other federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. Additionally, in the event that existing requirements change, compliance with future requirements may require significant unanticipated expenditures that may adversely affect our cash flow and results of operations.

*We may be responsible for potential liabilities under environmental laws.* Under various federal, state and local laws, ordinances and regulations, we, as a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, hazardous or toxic substances in, on, around or under that property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect our ability to sell or rent the affected property or to borrow funds using the property as collateral. In arranging for the disposal or treatment of hazardous or toxic substances, we may also be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not we own or operate the facility. In connection with our current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances at those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. A finding of liability for an environmental condition as to any one or more properties could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

Environmental laws also govern the presence, maintenance and removal of asbestos, and require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos; notify and train those who may come into contact with asbestos; and undertake special precautions if asbestos would be disturbed during renovation or demolition of a building. Indoor air quality issues may also necessitate special investigation and remediation. These air quality issues can result from inadequate ventilation, chemical contaminants from indoor or outdoor sources, or biological contaminants such as molds, pollen, viruses and bacteria. Such asbestos or air quality remediation programs could be costly, necessitate the temporary relocation of some or all of the property's tenants or require rehabilitation of an affected property.

It is generally our policy to obtain a Phase I environmental study on each property that we seek to acquire. A Phase I environmental study generally includes a visual inspection of the property and the surrounding areas, an examination of current and historical uses of the property and the surrounding areas and a review of relevant state and federal documents, but does not involve invasive techniques such as soil and ground water sampling. If the Phase I indicates any possible environmental problems, our policy is to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

*We may be unable to retain or attract qualified management.* We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the specialized business segments in which we operate, and the loss of them would likely have a material adverse effect on our operations, and could adversely impact our relationships with lenders, industry personnel and potential tenants. We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice. If we fail to manage effectively a transition to new personnel, or if we fail to attract and retain qualified and experienced personnel on acceptable terms, our business and prospects could be harmed. The location of our company headquarters in Minot, North Dakota, may make it more difficult and expensive to attract, relocate and retain current and future officers and employees.

*Failure to comply with changing regulation of corporate governance and public disclosure could have a material adverse effect on our business, operating results and stock price, and continuing compliance will result in additional expenses.* The Sarbanes-Oxley Act of 2002, as well as new rules and standards subsequently implemented by the Securities and Exchange Commission and NASDAQ, have required changes in some of our corporate governance and accounting practices, and are creating uncertainty for us and many other public companies, due to varying interpretations of the rules and their evolving application in practice. We expect these laws, rules and regulations to increase our legal and financial compliance costs, and to subject us to additional risks. In particular, if we fail to maintain the adequacy of our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as such standards may be modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain an effective internal control environment could have a material adverse effect on our business, operating results, and stock price. Additionally, our efforts to comply with Section 404 of the Sarbanes-Oxley Act and the related regulations have required, and we believe will continue to require, the commitment of significant financial and managerial resources.

**Risks Related to Our Structure and Organization**

*We may incur tax liabilities as a consequence of failing to qualify as a REIT.* Although our management believes that we are organized and have operated and are operating in such a manner to qualify as a "real estate investment trust," as that term is defined under the Internal Revenue Code, we may not in fact have operated, or may not be able to continue to operate, in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must come from qualifying sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers. Thus, to the extent revenues from non-qualifying sources, such as income from third-party management services, represent more than five percent of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Internal Revenue Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. We are also required to make distributions to the holders of our shares of beneficial interest of at least 90% of our REIT taxable income, excluding net capital gains. The fact that we hold substantially all of our assets (except for qualified REIT subsidiaries) through IRET Properties, our operating partnership, and its subsidiaries, and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicates the application of the REIT requirements for us. Additionally, if IRET Properties, our operating partnership, or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

If we failed to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates, which would likely have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, we could be subject to increased state and local taxes, and, unless entitled to relief under applicable statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. This treatment would reduce funds available for investment or distributions to the holders of our shares of beneficial interest because of the additional tax liability to us for the year or years involved. In addition, we would no longer be able to deduct, and would not be required to make, distributions to holders of our common shares. To the extent that distributions to the holders of our shares of beneficial interest had been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

*Failure of our operating partnership to qualify as a partnership would have a material adverse effect on us.* We believe that IRET Properties, our operating partnership, qualifies as a partnership for federal income tax purposes. No assurance can be given, however, that the Internal Revenue Service will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the Internal Revenue Service were to be successful in treating IRET Properties as an entity that is taxable as a corporation, we would cease to qualify as a REIT because the value of our ownership interest in IRET Properties would exceed 5% of our assets, and because we would be considered to hold more than 10% of the voting securities of another corporation. Also, the imposition of a corporate tax on IRET Properties would reduce significantly the amount of cash available for distribution by it.

*Certain provisions of our Articles of Amendment and Third Restated Declaration of Trust may limit a change in control and deter a takeover.* In order to maintain our qualification as a REIT, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market, (recently renamed the NASDAQ Global Market), or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning in excess of the ownership limit of 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, or (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than "United States persons," as defined in Section 7701(a)(30) of the Internal Revenue Code, will be void ab initio. If the transaction is not void ab initio, then the shares of beneficial interest in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our shares of beneficial interest to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our board of trustees. These limitations may have the effect of preventing a change in control or takeover of us by a third party, even if the change in control or takeover would be in the best interests of the holders of our shares of beneficial interest.

*In order to maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.* In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding net capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income for that year, and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from our operating partnership. However, we may need short-term debt or long-term debt or proceeds from asset sales or sales of common shares to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. The inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status.

*Our board of trustees may make changes to our major policies without approval of the holders of our shares of beneficial interest.* Our operating and financial policies, including policies relating to development and acquisition of real estate, financing, growth, operations, indebtedness, capitalization and distributions, are exclusively determined by our board of trustees. Our board of trustees may amend or revoke those policies, and other policies, without advance notice to, or the approval of, the holders of our shares of beneficial interest. Accordingly, our shareholders do not control these policies, and policy changes could adversely affect our financial condition and results of operations.

**Risks Related to the Purchase of our Shares of Beneficial Interest**

*Our future growth depends, in part, on our ability to raise additional equity capital, which will have the effect of diluting the interests of the holders of our common shares.* Our future growth depends upon, among other things, our ability to raise equity capital and issue limited partnership units of IRET Properties. The issuance of additional common shares, and of limited partnership units for which we subsequently issue common shares upon the redemption of the limited partnership units, will dilute the interests of the current holders of our common shares. Additionally, sales of substantial amounts of our common shares or preferred shares in the public market, or issuances of our common shares upon redemption of limited partnership units in our operating partnership, or the perception that such sales or issuances might occur, could adversely affect the market price of our common shares.

*We may issue additional classes or series of our shares of beneficial interest with rights and preferences that are superior to the rights and preferences of our common shares.* Without the approval of the holders of our common shares, our board of trustees may establish additional classes or series of our shares of beneficial interest, and such classes or series may have dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights and preferences that are superior to the rights of the holders of our common shares.

*Payment of distributions on our shares of beneficial interest is not guaranteed.* Our board of trustees must approve our payment of distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce the distributions payable on our shares of beneficial interest or to not pay distributions on our shares of beneficial interest. Our board of trustees may reduce distributions for a variety of reasons, including, but not limited to, the following:

- operating and financial results below expectations that cannot support the current distribution payment;
- unanticipated costs or cash requirements; or
- a conclusion that the payment of distributions would cause us to breach the terms of certain agreements or contracts, such as financial ratio covenants.

*Our distributions are not eligible for the lower tax rate on dividends except in limited situations.* The tax rate applicable to qualifying corporate dividends received by individuals prior to 2009 has been reduced to a maximum rate of 15%. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself had been taxed. As a result, distributions (other than capital gain distributions) paid by us to individual investors will generally be subject to the tax rates that are otherwise applicable to ordinary income which, currently, are as high as 35%. This law change may make an investment in our common shares comparatively less attractive relative to an investment in the shares of other entities which pay dividends but are not formed as REITs.

*Changes in market conditions could adversely affect the price of our shares of beneficial interest.* As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common shares, Series A preferred shares and any other classes or series of preferred shares of beneficial interest to be issued in the future. These conditions include, but are not limited to:

- market perception of REITs in general;
- market perception of REITs relative to other investment opportunities;
- market perception of our financial condition, performance, distributions and growth potential;
- prevailing interest rates;
- general economic and business conditions;
- government action or regulation, including changes in the tax laws; and

- relatively low trading volumes in securities of REITS.

*Higher market interest rates may adversely affect the market price of our common shares, and low trading volume on the NASDAQ Global Select Market may prevent the timely resale of our common shares.* One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the distribution with respect to such REIT's shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates go up, prospective purchasers of REIT shares may expect a higher distribution rate in order to maintain their investment. Higher market interest rates would likely increase our borrowing costs and might decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common shares to decline. In addition, although our common shares of beneficial interest are listed on the NASDAQ Global Select Market, the daily trading volume of our shares may be lower than the trading volume for other companies and industries. The average daily trading volume for the period of May 1, 2005, through April 30, 2006, was 63,094 shares and the average monthly trading volume for the period of May 1, 2005 through April 30, 2006 was 1,319,871 shares. As a result of this trading volume, an owner of our common shares may encounter difficulty in selling our shares in a timely manner and may incur a substantial loss.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

IRET is organized as a REIT under Section 856-858 of the Code, and is in the business of owning, leasing, developing and acquiring real estate properties. Except for certain commercial properties managed by our Minneapolis and Minot offices, these real estate investments are generally managed by third-party professional real estate management companies on our behalf.

Certain financial information from fiscal 2005 and 2004 was adjusted to reflect the effects of discontinued operations. See property disposition discussion within Item 7.

**Total Real Estate Rental Revenue**

As of April 30, 2006, our real estate portfolio consisted of 66 multi-family residential properties and 145 commercial properties, consisting of office, medical, industrial and retail properties, comprising 33.3%, 31.3%, 21.8%, 4.7%, and 8.9%, respectively, of our total real estate portfolio, based on the dollar amount of our original investment plus capital improvements, net of accumulated depreciation, through April 30, 2006. Gross annual rental revenue and percentages of total annual real estate rental revenue by property type for each of the three most recent fiscal years ended April 30, are as follows:

| Fiscal Year Ended April 30, (in thousands) | Multi-Family *Residential* Gross Revenue | % | Commercial *Office* Gross Revenue | % | Commercial *Medical* Gross Revenue | % | Commercial *Industrial* Gross Revenue | % | Commercial *Retail* Gross Revenue | % | Total Revenue |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2006 | $ 63,363 | 36.7% | $ 57,523 | 33.3% | $ 32,184 | 18.6% | $ 6,372 | 3.7% | $ 13,357 | 7.7% | $ 172,799 |
| 2005 | $ 60,207 | 38.8% | $ 48,604 | 31.3% | $ 25,794 | 16.6% | $ 6,459 | 4.2% | $ 14,152 | 9.1% | $ 155,216 |
| 2004 | $ 59,294 | 44.6% | $ 39,874 | 30.0% | $ 15,876 | 12.0% | $ 6,634 | 5.0% | $ 11,152 | 8.4% | $ 132,830 |

## Economic Occupancy Rates

Economic occupancy rates are shown below for each property type in each of the three most recent fiscal years ended April 30. We define "economic occupancy" as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates. In the case of multi-family residential properties, lease arrangements with individual tenants vary from month-to-month to one-year leases. Leases on commercial properties generally vary from month-to-month to 20 years.

| | Fiscal Year Ended April 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Multi-Family Residential Economic Occupancy | 91.6% | 90.1% | 90.2% |
| Commercial - Office Economic Occupancy | 92.5% | 90.8% | 92.2% |
| Commercial - Medical Economic Occupancy | 96.2% | 92.7% | 93.6% |
| Commercial - Industrial Economic Occupancy | 87.2% | 86.8% | 93.6% |
| Commercial - Retail Economic Occupancy | 87.7% | 88.6% | 92.2% |

## Certain Lending Requirements

In certain instances, in connection with the acquisition of investment properties, the lender financing such properties may require, as a condition of the loan, that the properties be owned by a "single asset entity." Accordingly, we have organized a number of wholly-owned subsidiary corporations, and IRET Properties has organized several limited partnerships, for the purpose of holding title in an entity that complies with such lending conditions. All financial statements of these subsidiaries are consolidated into our financial statements.

## Management and Leasing of Our Real Estate Assets

The day-to-day management and leasing of our real estate assets is, with the exception of certain properties managed by our Minneapolis and Minot offices, generally handled by locally-based third-party professional real estate management companies. Day-to-day management activities include the negotiation of potential leases, the preparation of proposed operating budgets, and the supervision of routine maintenance and capital improvements that have been authorized by us. All activities relating to purchase, sale, insurance coverage, capital improvements, approval of commercial leases, annual operating budgets and major renovations are made exclusively by our employees and are then implemented by the third-party property management companies. We believe that under most circumstances the use of locally-based management companies allows us to enjoy the benefits of local knowledge of the applicable real estate market while avoiding the cost and difficulty associated with maintaining management personnel in every city in which we operate.

As of April 30, 2006, we had property management contracts with the following companies:

| Residential Management | Commercial Management and Leasing |
|---|---|
| • Builder's Management & Investment Co., Inc. | • A & L Management Services, LLC |
| • ConAm, Inc. | • AJB, Inc. dba Points West Realty Management |
| • Hoban & Associates, Inc. dba Coast Management Company, Inc. | • Bayport Properties US, Inc. |
| • Investors Management & Marketing, Inc. | • CB Richard Ellis |
| • Illies Nohava Heinen Property Management, Inc. | • Colliers Turley Martin Tucker Company |
| • Kahler Property Management | • Dakota Commercial and Development Co. |
| • Weis Management Corp. | • Equity Commercial Services, Inc. |
| | • Frauenshuh Companies |
| | • Ferguson Property Management Services, L.C. |
| | • Hoyt Properties, Inc. |
| | • Illies Nohava Heinen Property Management, Inc. |
| | • Inland Companies, Inc. |
| | • Nath Management, Inc. |
| | • Northco Management Services, LP |
| | • Opus Northwest Management, LLC |
| | • Paramount Real Estate Corporation |
| | • R.A. Morton & Associates, Inc. |

**Commercial Management and Leasing** – *continued*

- Results Unlimited, Inc.
- The Remada Company
- Thornton Oliver Keller, LLC
- United Properties, LLC
- Vector Property Services, LLC

Generally, our management contracts provide for compensation ranging from 2.5% to 5.0% of gross rent collections and, typically, we may terminate these contracts in 60 days or less or upon the property manager's failure to meet certain specified financial performance goals.

With respect to multi-tenant commercial properties, we rely almost exclusively on third-party brokers to locate potential tenants. As compensation, brokers may receive a commission that is generally calculated as a percentage of the net rent to be paid over the term of the lease. We believe that the broker commissions paid by us conform to market and industry standards, and accordingly are commercially reasonable.

### Summary of Real Estate Investment Portfolio

| As of April 30, *(in thousands)* | 2006 | % | 2005 | % | 2004 | % |
|---|---|---|---|---|---|---|
| Real Estate Investments | | | | | | |
| Real Estate Owned | $1,269,423 | | $1,179,856 | | $1,082,773 | |
| Less Accumulated Depreciation | (148,607) | | (118,512) | | (98,923) | |
| | $1,120,816 | 99.5% | $1,061,344 | 99.4% | $ 983,850 | 99.2% |
| Undeveloped Land | 5,175 | 0.5% | 5,382 | 0.5% | 3,180 | 0.3% |
| Mortgage Loans Receivable | 409 | 0.0% | 619 | 0.1% | 4,893 | 0.5% |
| Total Real Estate Investments | $1,126,400 | 100.0% | $1,067,345 | 100.0% | $ 991,923 | 100.0% |

### Summary of Individual Properties Owned as of April 30, 2006

The following table presents information regarding our 211 properties owned as of April 30, 2006. We own the following interests in real estate either through our wholly-owned subsidiaries or by ownership of a controlling interest in an entity owning the real estate. We account for these interests on a consolidated basis. Occupancy rates given are the average economic occupancy rates for the fiscal year ended April 30, 2006:

*(N/A = Property held less than 12 months)*
*(* = Real estate not owned in fee; all or a portion is leased under a ground lease)*
*(** = Primarily Parking Lot Rental)*

| Property Name and Location | Units | *(in thousands)* Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|
| **MULTI-FAMILY RESIDENTIAL** | | | |
| 405 Grant Avenue (Lonetree) - Harvey, ND | 12 | $ 267 | 89.8% |
| 408 1st Street SE - Minot, ND | ** | 48 | 100.0% |
| Applewood On The Green - Omaha, NE | 234 | 12,319 | 85.1% |
| Boulder Court - Eagan, MN | 115 | 6,958 | 88.5% |
| Brookfield Village Apartments - Topeka, KS | 160 | 7,723 | 95.1% |
| Candlelight Apartments - Fargo, ND | 66 | 1,746 | 95.9% |
| Canyon Lake Apartments - Rapid City, SD | 109 | 4,346 | 84.5% |
| Castle Rock - Billings, MT | 165 | 6,454 | 84.9% |
| Chateau Apartments - Minot, ND | 64 | 2,844 | 98.9% |
| Clearwater Apartments- Boise, ID | 60 | 3,986 | 94.0% |
| Colonial Villa - Burnsville, MN | 240 | 14,999 | 82.8% |
| Colton Heights Properties - Minot, ND | 18 | 1,028 | 98.3% |
| Cottonwood Lake I - Bismarck, ND | 67 | 4,633 | 94.8% |
| Cottonwood Lake II - Bismarck, ND | 67 | 4,375 | 95.6% |

| Property Name and Location | Units | (in thousands) Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|
| Cottonwood Lake III - Bismarck, ND | 67 | $ 4,816 | 96.5% |
| Country Meadows I - Billings, MT | 67 | 4,336 | 93.2% |
| Country Meadows II - Billings, MT | 67 | 4,488 | 94.2% |
| Crestview Apartments - Bismarck, ND | 152 | 5,362 | 99.0% |
| Crown Colony Apartments - Topeka, KS | 220 | 11,383 | 93.8% |
| Dakota Hill At Valley Ranch - Irving, TX | 504 | 38,882 | 93.7% |
| East Park Apartments - Sioux Falls, SD | 84 | 2,738 | 95.6% |
| Forest Park Estates - Grand Forks, ND | 270 | 8,684 | 91.2% |
| Heritage Manor - Rochester, MN | 182 | 8,241 | 97.8% |
| Jenner Properties - Grand Forks, ND | 90 | 2,107 | 95.1% |
| Kirkwood Manor - Bismarck, ND | 108 | 4,034 | 95.4% |
| Lancaster Place - St. Cloud, MN | 84 | 3,679 | 84.0% |
| Legacy Buildings I & II - Grand Forks, ND | 116 | 7,446 | 94.6% |
| Legacy Building III - Grand Forks, ND | 67 | 3,953 | 95.4% |
| Legacy Building IV- Grand Forks, ND | 67 | 6,803 | 94.2% |
| Legacy Building V - Grand Forks, ND | 36 | 2,827 | 67.7% |
| Legacy Building VI - Grand Forks, ND | 36 | 2,969 | 62.0% |
| Legacy Building VII - Grand Forks, ND | 36 | 2,851 | 61.2% |
| Magic City Apartments - Minot, ND | 200 | 5,223 | 93.6% |
| Meadows Phase I - Jamestown, ND | 27 | 1,864 | 99.2% |
| Meadows Phase II - Jamestown, ND | 27 | 1,942 | 99.5% |
| Meadows Phase III - Jamestown, ND | 27 | 2,209 | 99.8% |
| Miramont Apartments - Fort Collins, CO | 210 | 15,111 | 91.7% |
| Monticello Apartments - Monticello, MN | 60 | 4,376 | 96.4% |
| Neighborhood Apartments - Colorado Springs, CO | 192 | 12,709 | 94.5% |
| North Pointe - Bismarck, ND | 49 | 2,487 | 97.4% |
| Oakmont Apartments - Sioux Falls, SD | 80 | 5,350 | 95.5% |
| Oakwood - Sioux Falls, SD | 160 | 6,282 | 91.6% |
| Olympic Village - Billings, MT | 274 | 12,596 | 98.4% |
| Olympik Village Apartments - Rochester, MN | 140 | 7,296 | 90.5% |
| Oxbow - Sioux Falls, SD | 120 | 5,365 | 95.8% |
| Park East Apartments - Fargo, ND | 122 | 5,509 | 92.1% |
| Park Meadows I - Waite Park, MN | 120 | 4,517 | 87.2% |
| Park Meadows II & III - Waite Park, MN | 240 | 9,031 | 83.1% |
| Pebble Springs - Bismarck, ND | 16 | 811 | 98.2% |
| Pinecone Apartments - Fort Collins, CO | 195 | 14,050 | 90.4% |
| Pinehurst Apartments - Billings, MT | 21 | 794 | 98.9% |
| Pointe West - Rapid City, SD | 90 | 4,687 | 88.1% |
| Prairie Winds Apartments - Sioux Falls, SD | 48 | 2,190 | 93.2% |
| Prairiewood Meadows - Fargo, ND | 85 | 3,332 | 88.7% |
| Ridge Oaks - Sioux City, IA | 132 | 5,000 | 92.1% |
| Rimrock Apartments - Billings, MT | 78 | 4,086 | 96.7% |
| Rocky Meadows - Billings, MT | 98 | 6,913 | 98.3% |
| Sherwood Apartments - Topeka, KS | 300 | 16,914 | 94.9% |
| Southbrook & Mariposa - Topeka, KS | 54 | 5,595 | 93.1% |
| South Pointe - Minot, ND | 195 | 10,734 | 98.3% |
| Southview Apartments - Minot, ND | 24 | 822 | 94.4% |
| Southwind Apartments - Grand Forks, ND | 164 | 6,586 | 93.2% |
| Sunset Trail Phase I - Rochester, MN | 73 | 7,127 | 82.8% |
| Sunset Trail Phase II - Rochester, MN | 73 | 7,610 | 87.8% |
| Sweetwater Properties - Devils Lake & Grafton, ND | 90 | 1,846 | 88.4% |
| Sycamore Village Apartments - Sioux Falls, SD | 48 | 1,601 | 78.6% |
| Terrace On The Green - Moorhead, MN | 116 | 2,905 | 96.0% |

| Property Name and Location | Units | (in thousands) Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|
| Thomasbrook Apartments - Lincoln, NE | 264 | $ 10,935 | 90.4% |
| Valley Park Manor - Grand Forks, ND | 168 | 5,789 | 94.9% |
| Village Green - Rochester, MN | 36 | 2,569 | 91.5% |
| West Stonehill - Waite Park, MN | 313 | 13,685 | 86.9% |
| Westwood Park - Bismarck, ND | 64 | 2,591 | 94.4% |
| Winchester - Rochester, MN | 115 | 6,664 | 86.6% |
| Woodridge Apartments - Rochester, MN | 110 | 7,223 | 89.9% |
| **TOTAL MULTI-FAMILY RESIDENTIAL** | 8,648 | $ 452,251 | 91.6% |

| Property Name and Location | Approximate Net Rentable Square Footage | (in thousands) Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|
| **OFFICE** | | | |
| 1st Avenue Building - Minot, ND | 15,357 | $ 576 | 86.0% |
| 17 South Main - Minot, ND | 3,250 | 110 | 0.0% |
| 401 South Main - Minot, ND | 8,597 | 636 | 54.7% |
| 2030 Cliff Road - Eagan, MN | 13,374 | 983 | 100.0% |
| 7800 W Brown Deer Road - Milwaukee, WI | 175,610 | 11,022 | 100.0% |
| American Corporate Center - Mendota Heights, MN | 146,808 | 19,083 | 100.0% |
| Ameritrade - Omaha, NE | 73,742 | 8,349 | 100.0% |
| Benton Business Park - Sauk Rapids, MN | 30,464 | 1,478 | 100.0% |
| Bloomington Business Plaza - Bloomington, MN | 121,064 | 7,999 | 79.8% |
| Brenwood - Minnetonka, MN | 177,145 | 15,040 | 73.5% |
| Brook Valley I - La Vista, NE | 30,000 | 2,044 | N/A |
| Burnsville Bluffs II - Burnsville, MN | 45,158 | 3,213 | 54.0% |
| Cold Spring Center - St. Cloud, MN | 75,745 | 8,635 | 97.4% |
| Crosstown Centre - Eden Prairie, MN | 185,000 | 17,860 | 100.0% |
| Dewey Hill Business Center - Edina, MN | 73,338 | 5,197 | 94.0% |
| Golden Hills Office Center - Golden Valley, MN | 190,758 | 22,347 | 96.1% |
| Great Plains - Fargo, ND | 122,040 | 15,375 | 100.0% |
| Greenwood Office - Greenwood, MN | 5,640 | 981 | 0.0% |
| Highlands Ranch - Highlands Ranch, CO | 81,173 | 11,519 | 98.2% |
| Interlachen Corporate Center - Eagan, MN | 105,084 | 16,726 | 96.1% |
| Mendota Office Center I - Mendota Heights, MN | 59,852 | 7,146 | 88.0% |
| Mendota Office Center II - Mendota Heights, MN | 88,398 | 11,723 | 88.5% |
| Mendota Office Center III - Mendota Heights, MN | 60,776 | 6,775 | 96.8% |
| Mendota Office Center IV - Mendota Heights, MN | 72,231 | 8,705 | 100.0% |
| Metris - Duluth, MN | 20,000 | 2,539 | 100.0% |
| Minnesota National Bank - Duluth, MN | 27,000 | 1,745 | 44.9% |
| Minnetonka Office Building - Minnetonka, MN | 4,000 | 401 | 100.0% |
| Nicollett VII - Burnsville, MN | 125,385 | 7,387 | 100.0% |
| Northgate I - Maple Grove, MN | 79,377 | 7,458 | 100.0% |
| Northgate II - Maple Grove, MN | 25,999 | 2,425 | 100.0% |
| Northpark Corporate Center - Arden Hills, MN | 146,087 | 17,151 | N/A |
| Pillsbury Business Center - Bloomington, MN | 42,220 | 1,894 | 100.0% |
| Plaza VII - Boise, ID | 27,297 | 3,491 | 84.6% |
| Plymouth I - Plymouth, MN | 26,186 | 1,672 | 100.0% |
| Plymouth II - Plymouth, MN | 26,186 | 1,640 | 47.3% |
| Plymouth III - Plymouth, MN | 26,186 | 2,012 | 100.0% |
| Plymouth IV & V - Plymouth, MN | 126,809 | 14,889 | 100.0% |
| Prairie Oak Business Center - Eden Prairie, MN | 36,018 | 5,250 | 40.8% |
| Rapid City, SD - 900 Concourse Drive - Rapid City, SD | 75,815 | 7,088 | 91.5% |

| Property Name and Location | Approximate Net Rentable Square Footage | (in thousands) Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|
| Southeast Tech Center - Eagan, MN | 58,300 | $ 6,338 | 100.0% |
| Spring Valley IV - Omaha, NE | 15,594 | 1,113 | N/A |
| Spring Valley V - Omaha, NE | 23,913 | 1,364 | N/A |
| Spring Valley X - Omaha, NE | 24,000 | 1,226 | N/A |
| Spring Valley XI - Omaha, NE | 24,000 | 1,259 | N/A |
| TCA Building - Eagan, MN | 102,854 | 9,903 | 85.8% |
| Three Paramount Plaza - Bloomington, MN | 75,526 | 8,044 | 90.4% |
| Thresher Square - Minneapolis, MN | 112,836 | 11,553 | 57.5% |
| UHC Office - International Falls, MN | 30,000 | 2,505 | 100.0% |
| US Bank Financial Center - Bloomington, MN | 153,947 | 16,598 | 96.6% |
| Viromed - Eden Prairie, MN | 48,700 | 4,864 | 100.0% |
| Wayroad Corporate - Minnetonka, MN | 62,383 | 5,567 | 81.3% |
| Wells Fargo Center - St Cloud, MN | 86,428 | 9,711 | 96.6% |
| West River Business Park - Waite Park, MN | 24,000 | 1,454 | 85.8% |
| Westgate - Boise, ID | 103,332 | 12,231 | 100.0% |
| Wirth Corporate Center - Golden Valley, MN | 75,216 | 8,986 | 99.2% |
| TOTAL OFFICE | 3,796,198 | $ 383,280 | 92.5% |

| Property Name and Location | Approximate Net Rentable Square Footage | (in thousands) Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|
| **MEDICAL** | | | |
| 2800 Medical Building - Minneapolis, MN | 54,971 | $ 8,073 | N/A |
| 6517 Drew Avenue South - Edina, MN | 12,140 | 1,038 | 0.0% |
| Abbott Northwest - Sartell, MN* | 60,095 | 12,653 | 95.7% |
| Airport Medical - Bloomington, MN | 24,218 | 4,678 | 100.0% |
| Denfeld Clinic - Duluth, MN | 20,512 | 3,099 | 100.0% |
| Edgewood Vista - Bismarck, ND | 74,112 | 9,705 | N/A |
| Edgewood Vista - Brainerd, MN | 82,535 | 9,586 | N/A |
| Edgewood Vista - Duluth, MN | 119,349 | 11,709 | 100.0% |
| Edgewood Vista - Fremont, NE | 6,042 | 552 | 100.0% |
| Edgewood Vista - Hastings, NE | 6,042 | 572 | 100.0% |
| Edgewood Vista - Hermantown, MN | 160,485 | 11,236 | N/A |
| Edgewood Vista - Kalispell, MT | 5,895 | 588 | 100.0% |
| Edgewood Vista - Missoula, MT | 10,150 | 962 | 100.0% |
| Edgewood Vista - Omaha, NE | 6,042 | 641 | 100.0% |
| Edgewood Vista - Spearfish, SD | 60,161 | 6,121 | N/A |
| Edgewood Vista - Virginia, MN | 70,313 | 7,070 | 100.0% |
| Edgewood Vista Phase II - Virginia, MN | 76,870 | 5,111 | 100.0% |
| Fresenius - Duluth, MN | 9,052 | 1,572 | 100.0% |
| Garden View - St. Paul, MN* | 43,046 | 7,588 | 100.0% |
| Gateway Clinic - Sandstone, MN* | 12,444 | 1,765 | 100.0% |
| Health East St John & Woodwinds - Maplewood & Woodbury, MN | 114,316 | 21,601 | 100.0% |
| High Pointe Health Campus - Lake Elmo, MN | 60,294 | 12,031 | 100.0% |
| Mariner Clinic - Superior, WI* | 28,928 | 3,788 | 100.0% |
| Nebraska Orthopaedic Hospital - Omaha, NE* | 52,300 | 20,512 | 100.0% |
| Park Dental - Brooklyn Center, MN | 10,008 | 2,952 | 100.0% |
| Pavilion I - Duluth, MN* | 45,081 | 10,144 | 100.0% |
| Pavilion II - Duluth, MN | 74,800 | 19,325 | 100.0% |
| Ritchie Medical Plaza - St Paul, MN | 50,409 | 9,500 | N/A |
| Southdale 6525 France - Edina, MN | 67,409 | 13,746 | 80.3% |
| Southdale 6545 France - Edina, MN* | 195,983 | 34,014 | 84.7% |
| Stevens Point - Stevens Point, WI | 47,950 | 4,021 | N/A |

| Property Name and Location | Approximate Net Rentable Square Footage | | (in thousands) Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|---|
| Wedgewood Sweetwater - Lithia Springs, GA | 29,408 | $ | 4,686 | 100.0% |
| Wells Clinic - Hibbing, MN | 18,810 | | 2,661 | 100.0% |
| **TOTAL MEDICAL** | 1,710,170 | $ | 263,300 | 96.2% |
| | | | | |
| **INDUSTRIAL** | | | | |
| API Building - Duluth, MN | 35,000 | $ | 1,723 | 100.0% |
| Bodycote Industrial Building - Eden Prairie, MN | 41,880 | | 2,152 | 100.0% |
| Dixon Avenue Industrial Park - Des Moines, IA | 604,711 | | 13,091 | 69.1% |
| Lexington Commerce Center - Eagan, MN | 89,840 | | 6,175 | 78.8% |
| Lighthouse - Duluth, MN | 59,600 | | 1,884 | 52.8% |
| Metal Improvement Company - New Brighton, MN | 49,620 | | 2,450 | 100.0% |
| Stone Container - Fargo, ND | 195,075 | | 7,141 | 100.0% |
| Stone Container - Roseville, MN | 229,072 | | 8,250 | 100.0% |
| Waconia Industrial Building - Waconia, MN | 29,440 | | 1,905 | 31.3% |
| Wilson's Leather - Brooklyn Park, MN | 353,049 | | 13,805 | 100.0% |
| Winsted Industrial Building - Winsted, MN | 38,000 | | 1,007 | 91.5% |
| **TOTAL INDUSTRIAL** | 1,725,287 | $ | 59,583 | 87.2% |
| | | | | |
| **RETAIL** | | | | |
| Anoka Strip Center - Anoka, MN | 10,625 | $ | 733 | 100.0% |
| Buffalo Strip Center - Buffalo, MN | 7,700 | | 521 | 57.0% |
| Burnsville 1 Strip Center - Burnsville, MN | 8,526 | | 997 | 100.0% |
| Burnsville 2 Strip Center - Burnsville, MN | 8,400 | | 804 | 79.6% |
| Champlin South Pond - Champlin, MN | 25,400 | | 3,571 | 58.4% |
| Chan West Village - Chanhassen, MN | 135,969 | | 20,818 | 95.4% |
| Duluth Denfeld Retail - Duluth, MN | 36,542 | | 4,984 | 92.9% |
| Duluth Tool Crib - Duluth, MN | 15,597 | | 1,933 | 100.0% |
| Eagan 1 Retail Center - Eagan, MN | 5,400 | | 515 | 100.0% |
| Eagan 2 Retail Center - Eagan, MN | 13,901 | | 1,361 | 100.0% |
| Eagan 3 C Store - Eagan, MN | 3,886 | | 784 | 100.0% |
| East Grand Station - East Grand Forks, MN | 16,103 | | 1,392 | 100.0% |
| Fargo Express Center - Fargo, ND | 30,227 | | 1,438 | 100.0% |
| Fargo Express SC Pad 1 - Fargo, ND | 4,000 | | 368 | 100.0% |
| Faribault Checker Auto - Faribault, MN | 5,600 | | 341 | 100.0% |
| Forest Lake Auto - Forest Lake, MN | 6,836 | | 501 | 100.0% |
| Forest Lake Westlake Center - Forest Lake, MN | 100,656 | | 8,137 | 100.0% |
| Glencoe C Store - Glencoe, MN | 4,800 | | 532 | 100.0% |
| Grand Forks Carmike - Grand Forks, ND | 28,528 | | 2,546 | 100.0% |
| Grand Forks Medpark Mall - Grand Forks, ND | 59,177 | | 5,697 | 97.8% |
| Howard Lake C Store - Howard Lake, MN | 3,571 | | 384 | 100.0% |
| Jamestown Buffalo Mall - Jamestown, ND | 213,271 | | 4,555 | 90.4% |
| Jamestown Business Center - Jamestown, ND | 99,403 | | 1,512 | 79.7% |
| Kalispell Retail Center - Kalispell, MT | 52,000 | | 3,470 | 100.0% |
| Kentwood Thomasville Furniture - Kentwood, MI | 16,080 | | 2,121 | 100.0% |
| Ladysmith Pamida - Ladysmith, WI | 41,000 | | 1,500 | 100.0% |
| Lakeville Strip Center - Lakeville, MN | 9,500 | | 1,893 | 72.0% |
| Livingston Pamida - Livingston, MT | 41,200 | | 1,800 | 100.0% |
| Long Prairie C Store - Long Prairie, MN | 5,216 | | 502 | 0.0% |
| Minot Arrowhead SC - Minot, ND | 76,424 | | 3,587 | 83.4% |
| Minot Plaza - Minot, ND | 11,020 | | 585 | 100.0% |
| Monticello C Store - Monticello, MN | 3,575 | | 863 | 100.0% |
| Moundsview Bakery - Mounds View, MN | 4,560 | | 292 | 100.0% |

| Property Name and Location | Approximate Net Rentable Square Footage | (in thousands) Investment | Fiscal 2006 Economic Occupancy |
|---|---|---|---|
| Omaha Barnes & Noble - Omaha, NE | 27,500 | $ 3,699 | 100.0% |
| Paynesville C Store - Paynesville, MN | 4,800 | 369 | 0.0% |
| Pine City C Store - Pine City, MN | 4,800 | 442 | 100.0% |
| Pine City Evergreen Square - Pine City, MN | 63,225 | 2,976 | 96.4% |
| Prior Lake 1 Strip Center - Prior Lake, MN | 6,800 | 979 | 44.0% |
| Prior Lake 3 Strip Center - Prior Lake, MN | 4,200 | 484 | 65.3% |
| Rochester Maplewood Square - Rochester, MN | 118,398 | 11,923 | 62.8% |
| Schofield Plaza SC - Schofield, WI | 25,644 | 1,698 | 58.1% |
| St. Cloud Westgate SC - St. Cloud, MN | 104,928 | 6,787 | 91.4% |
| Wilmar Sam Goody - Willmar, MN | 6,225 | 411 | 100.0% |
| Winsted C Store - Winsted, MN | 3,571 | 204 | 8.3% |
| **TOTAL RETAIL** | 1,474,784 | $ 111,009 | 87.7% |
| **SUBTOTAL** | | $ 1,269,423 | |

| Property Name and Location | Approximate Net Rentable Square Footage | (in thousands) Investment |
|---|---|---|
| **UNDEVELOPED LAND AND UNIMPROVED PROPERTY** | | |
| 17 S Main 2nd Floor - Minot, ND | 0 | $ 12 |
| Cottonwood Lake IV - Bismarck, ND | 0 | 267 |
| Eagan Vacant Land - Eagan, MN | 0 | 423 |
| IGH Vacant Land - Inver Grove Heights, MN | 0 | 564 |
| Kalispell Vacant Land - Kalispell, MT | 0 | 1,421 |
| Long Prairie Vacant Land - Long Prairie, MN | 0 | 162 |
| River Falls Vacant Land - River Falls, WI | 0 | 205 |
| Schofield Plaza Undeveloped - Schofield, WI | 0 | 1,638 |
| Stevens Point Undeveloped - Stevens Point, WI | 0 | 483 |
| **TOTAL UNDEVELOPED LAND AND UNIMPROVED PROPERTY** | 0 | $ 5,175 |
| **TOTAL UNITS – RESIDENTIAL SEGMENT** | 8,648 | |
| **TOTAL SQUARE FOOTAGE – COMMERCIAL SEGMENTS** | 8,706,439 | |
| **TOTAL INVESTMENTS** | | $1,274,598 |

**Mortgages Payable**

As of April 30, 2006, individual first mortgage liens on the above properties totaled $765.9 million. Of the $765.9 million of mortgage indebtedness on April 30, 2006, $24.3 million is represented by variable rate mortgages on which the future interest rate will vary based on changes in the interest rate index for each respective loan. The balance of fixed rate mortgages totaled $741.6 million. Principal payments due on our mortgage indebtedness are as follows:

| Year Ended April 30, *(in thousands)* | Mortgage Principal |
|---|---|
| 2007 | $ 24,168 |
| 2008 | 41,796 |
| 2009 | 45,823 |
| 2010 | 108,288 |
| 2011 | 100,472 |
| Later Years | 445,343 |
| Total | $ 765,890 |

### Future Minimum Lease Payments

The future minimum lease payments to be received under leases for commercial properties in place as of April 30, 2006, assuming that no options to renew or buy out the leases are exercised, are as follows:

| Year Ended April 30, *(in thousands)* | | Lease Payments |
|---|---|---|
| 2007 | $ | 67,325 |
| 2008 | | 60,714 |
| 2009 | | 52,840 |
| 2010 | | 46,354 |
| 2011 | | 36,095 |
| Thereafter | | 179,057 |
| Total | $ | 442,385 |

### Capital Expenditures

Each year we review the physical condition of each property we own. In order for our properties to remain competitive, attract new tenants, and retain existing tenants, we plan for a reasonable amount of capital improvements. For the year ended April 30, 2006, we spent approximately $16.2 million on capital improvements.

### Contracts or Options to Sell

We have granted options to purchase certain of our properties to various third parties. In general, these options grant the right to purchase certain IRET assets at the greater of such asset's appraised value or an annual compounded increase of 2.0% to 2.5% of the initial cost to us. In addition to options granted to third parties, we also granted an option to Charles Wm. James to purchase our Excelsior Retail Center. Mr. James was formerly an officer and trustee of the company. The option exercise price was equal to the price paid by us for the property, plus an annual consumer price index increase. Mr. James exercised the purchase option and closed on the purchase of this property in the fourth quarter of fiscal year 2006. See the discussion of Property Dispositions in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Annual Report on Form 10-K for further information. As of April 30, 2006, our properties subject to purchase options, the cost, plus improvements, of each such property and its gross rental revenue are as follows:

| | *(in thousands)* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Gross Rental Revenue | | | | | |
| Property | | Property Cost | | 2006 | | 2005 | | 2004 |
| East Grand Station - East Grand Forks, MN | $ | 1,392 | $ | 152 | $ | 152 | $ | 152 |
| Edgewood Vista - Bismarck, ND | | 10,868 | | 653 | | 0 | | 0 |
| Edgewood Vista - Brainerd, MN | | 10,634 | | 645 | | 0 | | 0 |
| Edgewood Vista - Duluth, MN | | 11,709 | | 1,472 | | 1,406 | | 1,278 |
| Edgewood Vista - Fremont, NE | | 552 | | 62 | | 59 | | 59 |
| Edgewood Vista - Hastings, NE | | 572 | | 63 | | 61 | | 61 |
| Edgewood Vista - Hermantown, MN | | 12,325 | | 749 | | 0 | | 0 |
| Edgewood Vista - Kalispell, MT | | 588 | | 62 | | 62 | | 62 |
| Edgewood Vista - Missoula, MT | | 962 | | 120 | | 120 | | 120 |
| Edgewood Vista - Omaha, NE | | 641 | | 70 | | 67 | | 67 |
| Edgewood Vista - Spearfish, SD | | 6,757 | | 406 | | 0 | | 0 |
| Edgewood Vista - Virginia, MN | | 12,182 | | 1,320 | | 1,320 | | 893 |
| Great Plains Software - Fargo, ND | | 15,375 | | 1,876 | | 1,876 | | 1,875 |
| Healtheast - Woodbury & Maplewood, MN | | 21,601 | | 2,032 | | 2,032 | | 1,948 |
| Stevens Point - Stevens Point, WI | | 4,215 | | 102 | | 0 | | 0 |
| Wedgewood Sweetwater - Lithia Springs, GA | | 4,686 | | 512 | | 509 | | 502 |
| Total | $ | 115,059 | $ | 10,296 | $ | 7,664 | $ | 7,017 |

### Properties by State

The following table presents, as of April 30, 2006, an analysis by state of each of the five major categories of properties owned by us - multi-family residential, office, medical, industrial and retail:

### Total Real Estate Investment by Type and Location

| State | Multi-Family Residential | Commercial Office | Commercial Medical | Commercial Industrial | Commercial Retail | Total | % of Total |
|---|---|---|---|---|---|---|---|
| | *(in thousands)* | | | | | | |
| Minnesota | $ 106,880 | $ 305,877 | $ 211,152 | $ 39,351 | $ 76,433 | $ 739,693 | 58.3% |
| North Dakota | 118,538 | 16,697 | 9,705 | 7,141 | 20,288 | 172,369 | 13.6% |
| Nebraska | 23,254 | 15,355 | 22,277 | 0 | 3,699 | 64,585 | 5.1% |
| Colorado | 41,870 | 11,519 | 0 | 0 | 0 | 53,389 | 4.2% |
| Montana | 39,667 | 0 | 1,550 | 0 | 5,270 | 46,487 | 3.7% |
| South Dakota | 32,559 | 7,088 | 6,121 | 0 | 0 | 45,768 | 3.6% |
| Kansas | 41,615 | 0 | 0 | 0 | 0 | 41,615 | 3.3% |
| Texas | 38,882 | 0 | 0 | 0 | 0 | 38,882 | 3.0% |
| All Other States | 8,986 | 26,744 | 12,495 | 13,091 | 5,319 | 66,635 | 5.2% |
| Total | $ 452,251 | $ 383,280 | $ 263,300 | $ 59,583 | $ 111,009 | $ 1,269,423 | 100.0% |

### Item 3. Legal Proceedings

In the ordinary course of our operations, we become involved in litigation. At this time, we know of no material pending or threatened legal proceedings or other proceedings contemplated by governmental authorities that would have a material impact upon us.

### Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to our shareholders during the fourth quarter of the fiscal year ended April 30, 2006.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Quarterly Share and Distribution Data

Effective July 1, 2006, NASDAQ renamed its existing NASDAQ National Market as the NASDAQ Global Market, and created a new market tier, the "NASDAQ Global Select Market". Our common shares of beneficial interest trade on the NASDAQ Global Select Market under the symbol IRETS. On June 30, 2006, the last reported sales price per share of our common shares on the NASDAQ National Market was $9.03. The following table sets forth the quarterly high and low closing sales prices per share of our common shares as reported on the NASDAQ National Market, and the distributions per common share and limited partnership unit declared with respect to each period.

| Quarter Ended | High | Low | Distributions Declared (per share and unit) |
|---|---|---|---|
| 2006 | | | |
| April 30, 2006 | $ 9.67 | $ 9.11 | $ 0.1640 |
| January 31, 2006 | 9.79 | 9.20 | 0.1635 |
| October 31, 2005 | 10.16 | 8.85 | 0.1630 |
| July 31, 2005 | 10.24 | 9.04 | 0.1625 |

| Quarter Ended | High | Low | Distributions Declared (per share and unit) |
|---|---|---|---|
| 2005 | | | |
| April 30, 2005 | $ 10.26 | $ 8.90 | $ 0.1620 |
| January 31, 2005 | 10.72 | 9.78 | 0.1615 |
| October 31, 2004 | 10.30 | 9.51 | 0.1610 |
| July 31, 2004 | 10.47 | 9.39 | 0.1605 |

It is IRET's policy to pay quarterly distributions to our common shareholders, at the discretion of our Board of Trustees, based on our funds from operations, financial condition and capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as our Board of

Trustees deems relevant. Since July 1, 1971, IRET has paid quarterly cash distributions in the months of January, April, July and October.

**Shareholders**

As of June 30, 2006, the Company had approximately 4,488 common shareholders of record, and 46,986,206 common shares of beneficial interest (plus 13,578,669 limited partnership units convertible into 13,578,669 common shares) were outstanding.

**Unregistered Sales of Shares**

*Sales of Unregistered Securities.* During the fiscal years ended April 30, 2006, 2005 and 2004, respectively, we issued an aggregate of 342,242, 595,810 and 357,478 unregistered common shares to holders of limited partnership units of IRET Properties upon redemption and conversion of an aggregate of 342,242, 595,810 and 357,478 limited partnership units of IRET Properties on a one-for-one basis. All such issuances of our common shares were exempt from registration as private placements under Section 4(2) of the Securities Act, including Regulation D promulgated thereunder. We have registered the re-sale of such common shares under the Securities Act.

*Issuer Purchases of Equity Securities.* The Company did not repurchase any of its equity securities during fiscal year 2006, except for repurchases of nominal amounts of fractional shares, at shareholder request.

**Item 6. Selected Financial Data**

Set forth below is selected financial data on a historical basis for the Company for the five most recent fiscal years ended April 30. This information should be read in conjunction with the consolidated financial statements and notes appearing elsewhere in this Annual Report on Form 10-K.

| | (in thousands, except per share data) | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| Consolidated Income Statement Data | | | | | |
| Revenue | $ 172,799 | $ 155,216 | $ 132,830 | $ 111,907 | $ 84,120 |
| Income before minority interest and discontinued operations and gain on sale of other investments | $ 10,995 | $ 10,198 | $ 10,650 | $ 14,252 | $ 12,664 |
| Gain on sale of real estate, land, and other investments | $ 3,293 | $ 8,605 | $ 662 | $ 1,595 | $ 547 |
| Minority interest portion of operating partnership income | $ (1,863) | $ (1,801) | $ (2,274) | $ (3,322) | $ (3,304) |
| Income from continuing operations | $ 8,671 | $ 8,021 | $ 7,777 | $ 10,311 | $ 9,708 |
| Income from discontinued operations | $ 2,896 | $ 7,055 | $ 1,663 | $ 1,937 | $ 892 |
| Net income | $ 11,567 | $ 15,076 | $ 9,440 | $ 12,248 | $ 10,600 |
| Consolidated Balance Sheet Data | | | | | |
| Total real estate investments | $ 1,126,400 | $ 1,067,345 | $ 991,923 | $ 845,325 | $ 685,347 |
| Total assets | $ 1,207,315 | $ 1,151,158 | $1,076,317 | $ 885,681 | $ 730,209 |
| Mortgages payable | $ 765,890 | $ 708,558 | $ 633,124 | $ 539,397 | $ 459,569 |
| Shareholders' equity | $ 289,560 | $ 295,172 | $ 278,629 | $ 214,761 | $ 145,578 |
| Consolidated Per Common Share Data *(basic and diluted)* | | | | | |
| Income from continuing operations | $ .14 | $ .13 | $ .20 | $ .32 | $ .38 |
| Income from discontinued operations | $ .06 | $ .17 | $ .04 | $ .06 | $ .04 |
| Net Income | $ .20 | $ .30 | $ .24 | $ .38 | $ .42 |
| Distributions | $ .65 | $ .65 | $ .64 | $ .63 | $ .59 |

| CALENDAR YEAR | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Tax status of distribution | | | | | |
| Capital gain | 16.05% | 0.00% | 3.88% | 0.00% | 0.00% |
| Ordinary income | 41.48% | 44.65% | 58.45% | 68.29% | 65.98% |
| Return of capital | 42.47% | 55.35% | 37.67% | 31.71% | 34.02% |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information is provided in connection with, and should be read in conjunction with, the consolidated financial statements included in this Annual Report on Form 10-K. We operate on a fiscal year ending on April 30. The following discussion and analysis is for the fiscal year ended April 30, 2006.

### Overview

We are a self-advised equity real estate investment trust engaged in owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties located primarily in the upper Midwest states of Minnesota and North Dakota. Our properties are diversified in property type and location. As of April 30, 2006, our real estate portfolio consisted of 66 multi-family residential properties containing 8,648 apartment units and having a total real estate investment amount net of accumulated depreciation of $373.1 million, and 145 commercial properties containing approximately 8.7 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $747.7 million. Our commercial properties consist of:

- 56 office properties containing approximately 3.8 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $351.1 million;
- 33 medical properties (including assisted living facilities) containing approximately 1.7 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $244.3 million;
- 11 industrial properties (including miscellaneous commercial properties) containing approximately 1.7 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $53.0 million; and
- 45 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $99.3 million.

Our primary source of income and cash is rents associated with multi-family residential and commercial leases. Our business objective is to increase shareholder value by employing a disciplined investment strategy. This strategy is focused on growing assets in desired geographical markets, achieving diversification by property type and location, and adhering to targeted returns in acquiring properties.

During fiscal year 2006, IRET continued to operate in a challenging economic environment. Job growth at a pace slower than anticipated, abundant commercial property alternatives, continued lower rental income and increased costs for tenant concessions all contributed to continued pressure on revenues at our commercial and multi-family properties. While we saw improvement in vacancy levels in all of our operating segments other than retail, during fiscal year 2006, IRET was able to implement only modest rental rate increases at certain of our multi-family and commercial properties, and continued to rely on rent and other tenant concessions in order to improve occupancy rates. Identifying potential acquisition properties that met our investment criteria also remained difficult during fiscal year 2006. Widespread demand for real estate from traditional and non-traditional investors combined with continued lower tenant demand for commercial space and apartments resulted in lower investment returns from all types of real estate.

During fiscal year 2006, economic vacancy levels at IRET's commercial segment properties decreased in all segments except retail to 7.5% vacancy at the end of fiscal year 2006 from 9.2% vacancy at the end of fiscal year 2005 in the case of our commercial office portfolio; to 3.8% in fiscal year 2006 from 7.3% in the case of our commercial medical portfolio; and to 12.8% from 13.2% in the case of our commercial industrial portfolio.

Vacancies in our commercial retail portfolio increased to 12.3% at the end of fiscal year 2006 from 11.4% at the end of fiscal year 2005. Vacancy levels decreased at our total multi-family residential properties, to 8.4% compared to 9.9% at the end of fiscal year 2005. Total revenues of IRET Properties, our operating partnership, increased by $17.6 million to $172.8 million, compared to $155.2 million in fiscal year 2005. This increase was primarily attributable to the addition of new real estate properties. Operating income increased in fiscal year 2006, to $9.8 million from $9.2 in fiscal year 2005, and our rent concessions to tenants increased. We estimate that rent concessions offered to tenants during the twelve months ended April 30, 2006 lowered our operating revenues by approximately $5.2 million, compared to $4.5 million for fiscal year 2005. Expenses increased during fiscal year 2006 as well, with real estate taxes, maintenance, utility, and operating expense all increasing from year-earlier levels. While some of this increase was due to existing real estate, the majority was due to the addition of new real estate to our portfolio.

During fiscal year 2006, the Company added seven medical properties (including five assisted living senior housing facilities) with a total of 530,623 leasable square feet, six office properties with a total of 263,594 leasable square feet, and two small parcels of vacant land adjoining existing Company properties to our investment portfolio, for an aggregate purchase price of approximately $93.4 million. During fiscal year 2006, the Company disposed of 17 properties, consisting of one office property and sixteen retail properties, and two undeveloped properties, for sale prices totaling approximately $14.2 million.

Additional information and more detailed discussions of our fiscal year 2006 operating results are found in the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

**Critical Accounting Policies**

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this Annual Report on Form 10-K.

*Real Estate.* Real estate is carried at cost, net of accumulated depreciation, less an adjustment for impairment, if any. Depreciation requires an estimate by management of the useful life of each property as well as an allocation of the costs associated with a property to its various components. If the Company does not allocate these costs appropriately or incorrectly estimates the useful lives of its real estate, depreciation expense may be misstated. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a 20-40 year estimated life for buildings and improvements. Maintenance and repairs are charged to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years.

Upon acquisitions of real estate, the Company assesses the fair value of acquired tangible assets (including land, buildings and personal property), which is determined by valuing the property as if it were vacant, and considers whether there were significant intangible assets acquired (for example, above-and below-market leases, the value of acquired in-place leases, and tenant relationships, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141) and acquired liabilities, and allocates the purchase price based on these assessments. The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair value of these assets. The estimated fair value of the property is the amount that would be recoverable upon the disposition of the property. Techniques used to estimate fair value include discounted cash flow analysis, independent appraisals, and reference to recent sales of comparable properties. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. Land value is assigned based on the purchase price if land is acquired separately, or based on estimated market value if acquired in a merger or in a portfolio acquisition.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company performs this analysis on a lease-by-lease basis. The capitalized above-market and below-market lease values are amortized and included in operating expenses as depreciation/ amortization related to real estate investments and amortized over the remaining non-cancelable terms of the respective leases.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. The Company also considers information about each property obtained during its pre-acquisition due diligence and marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Property sales or dispositions are recorded when title transfers and sufficient consideration is received by the Company. The Company's properties are reviewed for impairment if events or circumstances change indicating that the carrying amount of the assets may not be recoverable. If the Company incorrectly estimates the values at acquisition or the undiscounted cash flows, initial allocations of purchase price and future impairment charges may be different. The impact of the Company's estimates in connection with acquisitions and future impairment analysis could be material to the Company's financial statements.

*Allowance for Doubtful Accounts.* The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts ($200,000 as of April 30, 2006) for estimated losses resulting from the inability of tenants to make required payments under their respective lease agreements. The Company also maintains an allowance for receivables arising from the straight-lining of rents ($500,000 as of April 30, 2006) and from mortgage loans ($25,000 as of April 30, 2006). The straight-lining of rents receivable arises from earnings recognized in excess of amounts currently due under lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. If estimates differ from actual results this would impact reported results.

*Revenue Recognition* - The Company has the following revenue sources and revenue recognition policies:

- *Base Rents* - income arising from tenant leases. These rents are recognized over the non-cancelable term of the related leases on a straight-line basis, which includes the effects of rent increases and abated rent under the leases. Certain leases provide for tenant occupancy during periods for which no rent is due or where minimum rent payments increase during the term of the lease. Rental revenue is recorded for the full term of each lease on a straight-line basis. Accordingly, the Company records a receivable from tenants for rents that it expects to collect over the remaining lease term as deferred rents receivable. When the Company acquires a property, the term of the existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Revenue recognition is considered to be critical because the evaluation of the realizability of such deferred rents receivable involves management's assumptions relating to such tenant's viability.

- *Percentage Rents* - income arising from retail tenant leases which are contingent upon the sales of the tenant exceeding a defined threshold. These rents are recognized in accordance with SEC Staff Accounting Bulletin 104: Revenue Recognition, which states that this income is to be recognized only after the contingency has been removed (i.e., sales thresholds have been achieved).

- *Expense Reimbursement Income* – revenue arising from tenant leases, which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This revenue is accrued in the same periods as the expenses are incurred.

*Income Taxes.* The Company operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a distribution to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. The Company intends to distribute to its shareholders 100% of its taxable income. Therefore, no provision for Federal income taxes is required. If the Company fails to distribute the required amount of income to its shareholders, it would fail to qualify as a REIT and substantial adverse tax consequences may result.

The Company's taxable income is affected by a number of factors, including, but not limited to, the following: that the Company's tenants perform their obligations under their leases with the Company; that the Company's tax and accounting positions do not change; and that the number of issued and outstanding shares of the Company's common stock remain relatively unchanged. These factors, which impact the Company's taxable income, are subject to change, and many are outside the control of the Company. If actual results vary, the Company's taxable income may change.

**Recent Accounting Pronouncements**

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 153, *Exchanges of Nonmonetary Assets - Amendment of APB Opinion No. 29.* The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 on its effective date did not have a material effect on the Company's consolidated financial statements.

In March 2005, the FASB issued FIN 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, Asset Retirement Obligations.* FIN 47 provides clarification of the term "conditional asset retirement obligation" as used in SFAS 143, defined as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. Under this standard, a company must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 became effective in the Company's fiscal quarter ended April 30, 2006. Certain of the Company's real estate assets contain asbestos, lead and/or underground fuel tanks. Although these materials are appropriately contained, in accordance with current environmental regulations, the Company's practice is to remediate asbestos and lead upon the renovation or redevelopment of its properties, if such renovation or redevelopment would disturb the contained materials, and to remove underground fuel tanks if they are no longer in use. The majority of the Company's real estate assets containing asbestos, lead and/or underground fuel tanks are not currently slated for renovation, redevelopment or fuel tank removal and, accordingly, the Company has determined that at this time there is not sufficient information available to reasonably estimate the fair value of the liability. The costs associated with asbestos, lead and/or underground fuel tank abatement or removal for those few properties which IRET does have current plans to renovate, demolish or sell have been estimated by IRET and are immaterial, individually and in the aggregate. Accordingly, the adoption of FIN 47 did not have a material impact on the Company's consolidated financial statements.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 04-05, "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). EITF 04-05 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership or a similar entity. EITF 04-05 became effective on June 29, 2005, for all newly formed or modified limited partnership arrangements and January 1, 2006 for all existing limited partnership arrangements. The Company believes that the adoption of this standard will not have a material effect on its consolidated financial statements.

## RESULTS OF OPERATIONS

### Revenues

Total revenues for fiscal year 2006 were $172.8 million, compared to $155.2 million in fiscal year 2005 and $132.8 million in fiscal year 2004. Revenues during fiscal year 2006 were $17.6 million greater than revenues in fiscal year 2005 and revenues during fiscal year 2005 were $22.4 million greater than in fiscal year 2004.

For fiscal 2006, the increase in revenue of $17.6 million resulted from:

| | *(in thousands)* |
|---|---|
| Rent from 16 properties acquired in fiscal year 2005 in excess of that received in 2005 from the same 16 properties | $ 9,816 |
| Rent from 15 properties acquired in fiscal year 2006 | 6,704 |
| Increase in rental income on existing properties | 860 |
| An increase in straight-line rents | 203 |
| | $ 17,583 |

For fiscal 2005, the increase in revenue of $22.4 million resulted from:

| | *(in thousands)* |
|---|---|
| Rent from 28 properties acquired in fiscal year 2004 in excess of that received in 2004 from the same 28 properties | $ 14,813 |
| Rent from 17 properties acquired in fiscal year 2005 | 9,745 |
| Decrease in rental income on existing properties, net of declining occupancy levels | (2,431) |
| An increase in straight-line rents | 724 |
| A decrease in rent from properties sold in Fiscal 2006 | (465) |
| | $ 22,386 |

As illustrated above, the substantial majority of the increase in our gross revenue for fiscal years 2006 and 2005 resulted from the addition of new real estate properties to the IRET Properties' portfolio, rather than from rental increases on existing properties. For the next 12 months, we expect acquisitions to continue to be the most significant factor in any increases in our revenues and ultimately our net income. While acceptable real estate assets are still available for purchase, stable to declining tenant demand combined with a continued widespread demand for real estate from traditional and non-traditional investors has resulted in a reduction in the investment returns from all types of real estate. This reduction in the rates of return has been offset to some extent by the decline in borrowing costs. While we were able to take advantage of those lower borrowing costs for most of our recent acquisitions, our borrowing costs are rising, and the majority of our debt is fixed and not prepayable without significant prepayment costs and fees.

**Gain on Sale of Real Estate**

The Company realized a gain on sale of real estate, land and other investments for fiscal year 2006 of $3.3 million. This compares to $8.6 million of gain on sale of real estate recognized in fiscal 2005 and $0.7 million recognized in fiscal 2004. A list of the properties sold during fiscal year 2006, showing sales price, depreciated cost plus sales costs and net gain is included in this Item 7 under the caption "Property Dispositions."

**Segment Expenses and Operating Profit**

The following tables show the changes in revenues, operating expenses, interest and depreciation by reportable operating segment for fiscal year 2006 compared to fiscal year 2005, and for fiscal year 2005 compared to fiscal year 2004. For a reconciliation of segment revenues, profit (loss) and assets to the consolidated financial statements, see Note 12 of the Notes to Consolidated Financial Statements in this report.

**Fiscal year ended April 30, 2006, compared to fiscal year ended April 30, 2005.**

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | **2006** | **2005** | **Change** | **% Change** |
| MULTI-FAMILY RESIDENTIAL | | | | |
| Real Estate Revenue | $ 63,363 | $ 60,207 | $ 3,156 | 5.2% |
| Expenses | | | | |
| Mortgage Interest | 18,373 | 18,247 | 126 | 0.7% |
| Depreciation/amortization related to real estate investments. | 11,614 | 11,075 | 539 | 4.9% |
| Utilities | 6,757 | 5,832 | 925 | 15.9% |
| Maintenance | 8,069 | 6,928 | 1,141 | 16.5% |
| Real Estate Taxes | 7,142 | 7,057 | 85 | 1.2% |
| Insurance | 1,432 | 1,521 | (89) | (5.9%) |
| Property Management | 7,185 | 6,805 | 380 | 5.6% |
| Total Segment Expense | 60,572 | 57,465 | 3,107 | 5.4% |
| Segment Operating Profit | $ 2,791 | $ 2,742 | $ 49 | 1.8% |

| | (in thousands) | | | |
|---|---|---|---|---|
| | 2006 | 2005 | Change | % Change |
| COMMERCIAL OFFICE | | | | |
| Real Estate Revenue | $ 57,523 | $ 48,604 | $ 8,919 | 18.4% |
| Expenses | | | | |
| Mortgage Interest | 14,777 | 12,715 | 2,062 | 16.2% |
| Depreciation/amortization related to real estate investments | 14,319 | 12,780 | 1,539 | 12.0% |
| Utilities | 4,812 | 3,386 | 1,426 | 42.1% |
| Maintenance | 7,590 | 6,312 | 1,278 | 20.2% |
| Real Estate Taxes | 8,028 | 7,153 | 875 | 12.2% |
| Insurance | 707 | 537 | 170 | 31.7% |
| Property Management | 2,489 | 2,100 | 389 | 18.5% |
| Total Segment Expense | 52,722 | 44,983 | 7,739 | 17.2% |
| Segment Operating Profit | $ 4,801 | $ 3,621 | $ 1,180 | 32.6% |

| | (in thousands) | | | |
|---|---|---|---|---|
| | 2006 | 2005 | Change | % Change |
| COMMERCIAL MEDICAL | | | | |
| Real Estate Revenue | $ 32,184 | $ 25,794 | $ 6,390 | 24.8% |
| Expenses | | | | |
| Mortgage Interest | 10,608 | 8,923 | 1,685 | 18.9% |
| Depreciation/amortization related to real estate investments | 7,065 | 5,305 | 1,760 | 33.2% |
| Utilities | 1,600 | 1,142 | 458 | 40.1% |
| Maintenance | 2,471 | 1,870 | 601 | 32.1% |
| Real Estate Taxes | 2,283 | 1,616 | 667 | 41.3% |
| Insurance | 298 | 277 | 21 | 7.6% |
| Property Management | 1,662 | 1,273 | 389 | 30.6% |
| Total Segment Expense | 25,987 | 20,406 | 5,581 | 27.3% |
| Segment Operating Profit | $ 6,197 | $ 5,388 | $ 809 | 15.0% |

| | (in thousands) | | | |
|---|---|---|---|---|
| | 2006 | 2005 | Change | % Change |
| COMMERCIAL INDUSTRIAL | | | | |
| Real Estate Revenue | $ 6,372 | $ 6,459 | $ (87) | (1.3%) |
| Expenses | | | | |
| Mortgage Interest | 2,240 | 2,302 | (62) | (2.7%) |
| Depreciation/amortization related to real estate investments | 1,551 | 1,523 | 28 | 1.8% |
| Utilities | 91 | 60 | 31 | 51.7% |
| Maintenance | 201 | 185 | 16 | 8.6% |
| Real Estate Taxes | 771 | 797 | (26) | (3.3%) |
| Insurance | 81 | 78 | 3 | 3.8% |
| Property Management | 108 | 104 | 4 | 3.8% |
| Total Segment Expense | 5,043 | 5,049 | (6) | (0.1%) |
| Segment Operating Profit | $ 1,329 | $ 1,410 | $ (81) | (5.7%) |

| | (in thousands) | | | |
|---|---|---|---|---|
| | 2006 | 2005 | Change | % Change |
| COMMERCIAL RETAIL | | | | |
| Real Estate Revenue | $ 13,357 | $ 14,152 | $ (795) | (5.6%) |
| Expenses | | | | |
| Mortgage Interest | 4,155 | 3,917 | 238 | 6.1% |
| Depreciation/amortization related to real estate investments | 2,634 | 2,608 | 26 | 1.0% |
| Utilities | 415 | 400 | 15 | 3.8% |
| Maintenance | 1,161 | 988 | 173 | 17.5% |
| Real Estate Taxes | 1,799 | 1,793 | 6 | 0.3% |
| Insurance | 189 | 190 | (1) | (0.5%) |
| Property Management | 560 | 288 | 272 | 94.4% |
| Total Segment Expense | 10,913 | 10,184 | 729 | 7.2% |
| Segment Operating Profit | $ 2,444 | $ 3,968 | $ (1,524) | (38.4%) |

**Fiscal year ended April 30, 2005, compared to fiscal year ended April 30, 2004.**

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | **2005** | **2004** | **Change** | **% Change** |
| MULTI-FAMILY RESIDENTIAL | | | | |
| Real Estate Revenue | $ 60,207 | $ 59,294 | $ 913 | 1.5% |
| Expenses | | | | |
| Mortgage Interest | 18,247 | 17,647 | 600 | 3.4% |
| Depreciation/amortization related to real estate investments. | 11,075 | 10,310 | 765 | 7.4% |
| Utilities | 5,832 | 5,667 | 165 | 2.9% |
| Maintenance | 6,928 | 6,829 | 99 | 1.4% |
| Real Estate Taxes | 7,057 | 6,675 | 382 | 5.7% |
| Insurance | 1,521 | 2,001 | (480) | (24.0%) |
| Property Management | 6,805 | 6,225 | 580 | 9.3% |
| Total Segment Expense | 57,465 | 55,354 | 2,111 | 3.8% |
| Segment Operating Profit | $ 2,742 | $ 3,940 | $ (1,198) | (30.4%) |

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | **2005** | **2004** | **Change** | **% Change** |
| COMMERCIAL OFFICE | | | | |
| Real Estate Revenue | $ 48,604 | $ 39,874 | $ 8,730 | 21.9% |
| Expenses | | | | |
| Mortgage Interest | 12,715 | 11,001 | 1,714 | 15.6% |
| Depreciation/amortization related to real estate investments | 12,780 | 7,129 | 5,651 | 79.3% |
| Utilities | 3,386 | 2,768 | 618 | 22.3% |
| Maintenance | 6,312 | 5,646 | 666 | 11.8% |
| Real Estate Taxes | 7,153 | 5,745 | 1,408 | 24.5% |
| Insurance | 537 | 450 | 87 | 19.3% |
| Property Management | 2,100 | 1,764 | 336 | 19.0% |
| Total Segment Expense | 44,983 | 34,503 | 10,480 | 30.4% |
| Segment Operating Profit | $ 3,621 | $ 5,371 | $ (1,750) | (32.6%) |

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | **2005** | **2004** | **Change** | **% Change** |
| COMMERCIAL MEDICAL | | | | |
| Real Estate Revenue | $ 25,794 | $ 15,876 | $ 9,918 | 62.5% |
| Expenses | | | | |
| Mortgage Interest | 8,923 | 5,841 | 3,082 | 52.8% |
| Depreciation/amortization related to real estate investments | 5,305 | 2,977 | 2,328 | 78.2% |
| Utilities | 1,142 | 775 | 367 | 47.4% |
| Maintenance | 1,870 | 1,451 | 419 | 28.9% |
| Real Estate Taxes | 1,616 | 1,491 | 125 | 8.4% |
| Insurance | 277 | 149 | 128 | 85.9% |
| Property Management | 1,273 | 1,156 | 117 | 10.1% |
| Total Segment Expense | 20,406 | 13,840 | 6,566 | 47.4% |
| Segment Operating Profit | $ 5,388 | $ 2,036 | $ 3,352 | 164.6% |

| | (in thousands) 2005 | 2004 | Change | % Change |
|---|---|---|---|---|
| COMMERCIAL INDUSTRIAL | | | | |
| Real Estate Revenue | $ 6,459 | $ 6,634 | $ (175) | (2.6%) |
| Expenses | | | | |
| Mortgage Interest | 2,302 | 2,092 | 210 | 10.0% |
| Depreciation/amortization related to real estate investments | 1,523 | 1,253 | 270 | 21.5% |
| Utilities | 60 | 49 | 11 | 22.4% |
| Maintenance | 185 | 202 | (17) | (8.4%) |
| Real Estate Taxes | 797 | 768 | 29 | 3.8% |
| Insurance | 78 | 66 | 12 | 18.2% |
| Property Management | 104 | 98 | 6 | 6.1% |
| Total Segment Expense | 5,049 | 4,528 | 521 | 11.5% |
| Segment Operating Profit | $ 1,410 | $ 2,106 | $ (696) | (33.0%) |

| | (in thousands) 2005 | 2004 | Change | % Change |
|---|---|---|---|---|
| COMMERCIAL RETAIL | | | | |
| Real Estate Revenue | $ 14,152 | $ 11,152 | $ 3,000 | 26.9% |
| Expenses | | | | |
| Mortgage Interest | 3,917 | 3,164 | 753 | 23.8% |
| Depreciation/amortization related to real estate investments | 2,608 | 1,874 | 734 | 39.2% |
| Utilities | 400 | 275 | 125 | 45.5% |
| Maintenance | 988 | 735 | 253 | 34.4% |
| Real Estate Taxes | 1,793 | 1,733 | 60 | 3.5% |
| Insurance | 190 | 157 | 33 | 21.0% |
| Property Management | 288 | 118 | 170 | 144.1% |
| Total Segment Expense | 10,184 | 8,056 | 2,128 | 26.4% |
| Segment Operating Profit | $ 3,968 | $ 3,096 | $ 872 | 28.2% |

**Changes in Expenses and Net Income**

Operating income for fiscal year 2006 increased to $9.8 million from $9.2 million in fiscal year 2005, and was $10.0 million in fiscal year 2004. Our net income available to common shareholders for fiscal year 2006 was $9.2 million, compared to $12.7 million in fiscal year 2005 and $9.4 million in fiscal year 2004. On a per common share basis, net income was $0.20 per common share in fiscal year 2006, compared to $0.30 per common share in fiscal year 2005 and $0.24 in fiscal year 2004.

These changes in operating income and net income result from the changes in revenues and expenses detailed below:

**Changes in net income available to common shareholders for fiscal year 2006 resulted from:**

| | (in thousands) |
|---|---|
| An increase in net rental income primarily due to new acquisitions *(rents, less utilities, maintenance, taxes, insurance and management)* | $ 8,374 |
| An increase in non-operating income | 255 |
| An increase in gain on sale of other investments | 20 |
| A decrease in operating expenses, administrative, advisory & trustee services | 191 |
| *These increases were offset by:* | |
| An increase in depreciation/amortization expense related to real estate investments | (3,922) |
| An increase in interest expense primarily due to debt placed on new acquisitions | (3,377) |
| An increase in amortization expense | (315) |
| An increase in minority interest of other partnership's income | (105) |
| An increase in minority interest of operating partnership income | (62) |
| A decrease in income from discontinued operations, net | (4,159) |
| Loss on impairment of real estate investment | (409) |
| Total decrease in fiscal 2006 net income available to common shareholders | $ (3,509) |

**Changes in net income available to common shareholders for fiscal year 2005 resulted from:**

| | *(in thousands)* |
|---|---|
| An increase in net rental income primarily due to new acquisitions (*rents, less utilities, maintenance, taxes, insurance and management)* | $ 16,687 |
| An increase in income from discontinued operations, net | 5,392 |
| An increase in non-operating income | 338 |
| A decrease in minority interest of operating partnership income | 473 |
| A decrease in minority interest of other partnership's income | 378 |
| *These increases were partially offset by*: | |
| An increase in interest expense primarily due to debt placed on new acquisitions | (5,960) |
| An increase in depreciation/amortization expense related to real estate investments | (9,785) |
| An increase in dividends to preferred shareholders | (2,339) |
| An increase in operating expenses, administrative, advisory & trustee services | (1,469) |
| An increase in amortization expense | (263) |
| A decrease in gain on sale of other investments | (155) |
| Total increase in fiscal 2005 net income available to common shareholders | $ 3,297 |

**Factors Impacting Net Income During Fiscal Year 2006 as Compared to Fiscal Year 2005**

Compared to the prior two fiscal years, there were a number of factors that continued to limit the growth of our total revenue and ultimately negatively impacted our net income. A discussion of the factors having the greatest impact on our business compared to the prior two fiscal years is set forth below. In management's opinion, most of these negative influences show signs of continuing to lessen in the next twelve months.

- *Increased concessions and limited ability to raise rents.* During fiscal year 2006, economic occupancy levels at our multi-family residential and commercial properties improved. "Economic Occupancy" is defined as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates, and vacant units or square footage at market rates. However, our level of tenant concessions continued to rise, and, despite some positive developments in the general economy, a majority of the markets in which we operate continue to experience lower-than-expected levels of job creation and demand for multi-family residential and commercial space. Accordingly, we were unable to raise rents significantly at the majority of our properties. Economic vacancy levels at our stabilized multi-family residential properties decreased throughout our entire portfolio during fiscal year 2006, to 8.0% compared to 9.7% at the end of fiscal year 2005, for economic occupancy levels of approximately 92.0% in fiscal year 2006 compared to approximately 90.3% in fiscal year 2005. "Stabilized properties" are those properties that we have owned for the entirety of the periods being compared, and include properties that were redeveloped or expanded during the periods being compared.

  Economic vacancy levels at our stabilized total commercial segment properties decreased to 8.9% during fiscal year 2006, from 10.1% at the end of fiscal year 2005, for economic occupancy levels of approximately 91.1% in fiscal year 2006 compared to approximately 89.9% in fiscal year 2005. On an individual commercial segment basis, economic vacancy levels at our stabilized commercial office, medical and industrial properties decreased to 8.5%, 5.7% and 12.8%, respectively, during fiscal year 2006, from 9.8%, 8.8% and 13.2%, respectively, during fiscal year 2005. Economic vacancy levels at our stabilized commercial retail properties increased to 12.3% during fiscal year 2006, compared to 11.3% during fiscal year 2005.

  To maintain physical occupancy levels at our multi-family residential properties, we may offer tenant incentives, generally in the form of lower rents, which results in decreased revenues and income from operations at our stabilized properties. We estimate that rent concessions offered during fiscal year 2006 lowered our operating revenues by approximately $5.2 million, compared to an estimated approximately $4.5 million reduction in operating revenues attributable to rent concessions offered in fiscal year 2005.

- *Increased real estate taxes.* Real estate taxes on properties newly acquired in fiscal years 2005 and 2006 added $2 million to the real estate taxes category, while real estate taxes on existing properties decreased by

$393,000, resulting in a net increase in real estate tax expense of $1.6 million, or 8.7%, for fiscal year 2006, as compared to fiscal year 2005.

- *Increased maintenance expense.* Maintenance expenses at our properties increased by $3.2 million, or 19.7% for the fiscal year ended April 30, 2006, as compared to fiscal year 2005. Of the increased maintenance costs for the fiscal year ended April 30, 2006, $2.4 million, or 74.5%, is attributable to the addition of new real estate acquired in fiscal 2006 and 2005, while $817,000, or 25.5%, is due to increased costs for maintenance on existing real estate assets. Under the terms of most of our commercial leases, the full cost of maintenance is paid by the tenant as additional rent. For our non-commercial real estate properties, any increase in our maintenance costs must be collected from tenants in the form of a general rent increase. While we have implemented selected rent increases, the current economic conditions and vacancy levels have prevented us from raising rents in the amounts necessary to fully recover our increased maintenance costs.

- *Increased utility expense.* The utility expense category increased by $2.9 million, or 26.4%, for the fiscal year ended April 30, 2006, compared to fiscal year 2005. Of the increased utility costs, $1.6 million, or 56.5%, is attributable to the addition of new real estate acquired in fiscal years 2006 and 2005, while $1.2 million, or 43.5%, is due to increased costs for utilities on existing real estate assets. Under the terms of most of our commercial leases, the full cost of utilities is paid by the tenant as additional rent. For our other non-commercial real estate properties, any increase in our utility costs must be collected from tenants in the form of a general rent increase. While we have implemented selected rent increases, the current economic conditions, and vacancy levels at our properties, have prevented us from raising rents in the amounts necessary to fully recover our increased utility costs. Additionally, since our real estate portfolio is primarily located in Minnesota and North Dakota, the severity of winters has a large impact on our utility costs.

- *Increased mortgage interest expense.* Our mortgage debt increased $57.3 million, or 8.1%, for the fiscal year ended April 30, 2006 compared to fiscal year 2005, to approximately $765.9 million from approximately $708.6 million. Mortgage interest expense at properties newly acquired in fiscal years 2005 and 2006 added $4.6 million to the mortgage interest expense category, while mortgage interest expense at existing properties decreased by $522,000, resulting in a net increase of $4.0 million or 8.8% in mortgage interest expense in fiscal year 2006 compared to fiscal year 2005.

**Factors Impacting Net Income During Fiscal Year 2005 as Compared to Fiscal Year 2004**

- *Increased economic vacancy and concessions.* During fiscal year 2005, economic vacancy levels at our stabilized multi-family residential properties decreased slightly throughout our entire portfolio to 9.2% compared to 9.4% at the end of fiscal year 2004, for economic occupancy levels of approximately 90.8% in fiscal year 2005 compared to approximately 90.6% in fiscal year 2004. However, economic vacancy levels at our stabilized total commercial segment properties increased to 10.7%, from 7.4% at the end of fiscal year 2004, for economic occupancy levels of approximately 89.3% in fiscal year 2005 compared to approximately 92.6% in fiscal year 2004. A majority of the markets in which we operate continued to experience overall poor economic conditions in respect to job creation. The poor economic climate translated into increased vacancy at many of our properties.

  While economic occupancy levels at our multi-family residential properties showed signs of improvement during the last half of fiscal year 2005, our level of tenant concessions did not decline significantly, and results at our multi-family residential properties continued to be negatively influenced by the availability of low-interest mortgages to prospective home buyers. To maintain physical occupancy levels at our multi-family residential properties, we offered tenant incentives, generally in the form of lower rents, which resulted in decreased revenues and income from operations at our stabilized properties. We estimate that rent concessions offered during fiscal year 2005 lowered our operating revenues by approximately $4.5 million, as compared to an estimated approximately $2.9 million reduction in operating revenues attributable to rent concessions offered in fiscal year 2004.

- *Increased real estate taxes.* Taxes imposed on our real estate properties increased by $2.0 million, or 12.3% for the fiscal year ended April 30, 2005. Of the increased real estate taxes, $2.4 million or 118.4% was attributable to the addition of new real estate acquired in fiscal 2005 and 2004, while ($0.4) million or (18.4)% was due to decreased costs for real estate taxes on existing real estate assets.

Under the terms of most of our commercial leases, the full cost of real estate tax is paid by the tenant as additional rent. For our non-commercial real estate properties, any increase in our real estate tax costs must be collected from tenants in the form of a general rent increase. While we implemented selected rent increases, economic conditions and increased vacancy levels prevented us from raising rents in the amount necessary to fully recover our increased real estate tax costs.

- *Increased maintenance expense.* The maintenance expense category increased by $1.4 million or 9.4% for the fiscal year ended April 30, 2005, as compared to the corresponding period of fiscal year 2004. Of the increased maintenance costs for the fiscal year ended April 30, 2005, $2.2 million or 157.4% was attributable to the addition of new real estate acquired in fiscal 2005 and 2004, while $(0.8) million or (57.4)% was due to decreased costs for maintenance on existing real estate assets. Under the terms of most of our commercial leases, the full cost of maintenance is paid by the tenant as additional rent. For our non-commercial real estate properties, any increase in our maintenance costs must be collected from tenants in the form of a general rent increase. While we implemented selected rent increases, economic conditions and increased vacancy levels prevented us from raising rents in the amount necessary to fully recover our increased maintenance costs.

- *Increased utility expense.* The utility expense category increased by $1.3 million or 13.6% for the fiscal year ended April 30, 2005, as compared to fiscal year 2004. Of the increased utility costs, $1.3 million or 102.1% was attributable to the addition of new real estate acquired in fiscal 2005 and 2004, while $(0.03) million or (2.1)% was due to decreased costs for utilities on existing real estate assets. Under the terms of most of our commercial leases, the full cost of utilities is paid by the tenant as additional rent. For our other non-commercial real estate properties, any increase in our utility costs must be collected from tenants in the form of a general rent increase. While we implemented selected rent increases, economic conditions and increased vacancy levels prevented us from raising rents in the amount necessary to fully recover our increased utility costs. Since our real estate portfolio is primarily located in Minnesota and North Dakota, the severity of winters has a large impact on our utility costs.

- *Increased administrative and operating expense.* Administrative and operating expenses increased by $1.5 million or 38.6% for the fiscal year ended April 30, 2005, as compared to fiscal year 2004. Of this increase in administrative and operating expense for the fiscal year ended April 30, 2005, $1.0 million or 70.1% was due to employee related costs. During fiscal year 2005, we hired seven new employees. The addition of these new employees, together with increases in the wages and benefits paid to existing employees, accounted for a significant portion of the increase in administrative and operating costs for the fiscal year ended April 30, 2005. In addition, in common with other public companies, we experienced a significant increase in accounting fees and other costs, primarily as a result of certain provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), in particular the internal controls report and attestation requirements of Section 404 of Sarbanes-Oxley.

- *Increase in mortgage interest expense.* Our mortgage debt increased $75.4 million or 11.9% for the fiscal year ended April 30, 2005. Our mortgage interest expense increased by $6.4 million or 16.2% for the fiscal year ended April 30, 2005, as compared to fiscal year 2004. Of the increased interest expense for the fiscal year ended April 30, 2005, $6.9 million or 106.3% was attributable to the addition of new real estate, while interest expenses on existing real estate assets decreased by $(0.4) million or (6.3)%, due primarily to lower interest rates on mortgages.

- *Increase in amortization expense.* In accordance with SFAS No. 141, "Business Combinations," which establishes standards for valuing in-place leases in purchase transactions, the Company allocates a portion of the purchase price paid for properties to in-place lease intangible assets. The amortization period of these intangible assets is the term of the lease, rather than the estimated life of the building and improvements. The Company accordingly initially records additional amortization expense due to this shorter amortization period, which has the effect in the short term of decreasing the Company's net income available to common shareholders.

### Comparison of Results from Commercial and Residential Properties

The following table presents an analysis of the relative investment in, and financial contribution of, our commercial and multi-family residential properties over the past three fiscal years:

| Fiscal Years Ended April 30 | *(in thousands)* 2006 | % | *(in thousands)* 2005 | % | *(in thousands)* 2004 | % |
|---|---|---|---|---|---|---|
| Real Estate Investments - *net of accumulated depreciation* | | | | | | |
| Multi-Family Residential | $ 373,101 | 33.3% | $ 374,575 | 35.3% | $ 384,374 | 39.1% |
| Commercial Office | 351,087 | 31.3% | 330,338 | 31.1% | 271,823 | 27.6% |
| Commercial Medical | 244,346 | 21.8% | 192,478 | 18.1% | 160,662 | 16.3% |
| Commercial Industrial | 52,958 | 4.7% | 53,040 | 5.0% | 54,201 | 5.5% |
| Commercial Retail | 99,324 | 8.9% | 110,913 | 10.5% | 112,790 | 11.5% |
| Total | $1,120,816 | 100.0% | $1,061,344 | 100.0% | $ 983,850 | 100.0% |
| Gross Real Estate Rental Revenues | | | | | | |
| Multi-Family Residential | $ 63,363 | 36.7% | $ 60,207 | 38.8% | $ 59,294 | 44.6% |
| Commercial Office | 57,523 | 33.3% | 48,604 | 31.3% | 39,874 | 30.0% |
| Commercial Medical | 32,184 | 18.6% | 25,794 | 16.6% | 15,876 | 12.0% |
| Commercial Industrial | 6,372 | 3.7% | 6,459 | 4.2% | 6,634 | 5.0% |
| Commercial Retail | 13,357 | 7.7% | 14,152 | 9.1% | 11,152 | 8.4% |
| Total | $ 172,799 | 100.0% | $ 155,216 | 100.0% | $ 132,830 | 100.0% |

### Total Commercial Segments Properties - Analysis of Lease Expirations and Credit Risk

The following table shows the annual lease expiration percentages for the total commercial segments properties owned by us as of April 30, 2006, for fiscal years 2007 through 2016 and the leases that will expire during fiscal year 2017 and beyond.

| Fiscal Year of Lease Expiration | *(in thousands)* Square Footage of Expiring Leases | Percentage of Total Commercial Segments Leased Square Footage | *(in thousands)* Annualized Base Rent of Expiring Leases at Expiration |
|---|---|---|---|
| 2007 | 873 | 10.1% | $ 4,126 |
| 2008 | 848 | 9.8% | 5,839 |
| 2009 | 868 | 10.0% | 4,011 |
| 2010 | 842 | 9.7% | 4,487 |
| 2011 | 1,142 | 13.2% | 4,929 |
| 2012 | 745 | 8.6% | 5,548 |
| 2013 | 131 | 1.5% | 1,238 |
| 2014 | 191 | 2.2% | 1,293 |
| 2015 | 134 | 1.5% | 1,578 |
| 2016 | 70 | 0.8% | 708 |
| 2017 and beyond | 951 | 11.0% | 85,088 |

The following table lists our top ten commercial tenants on April 30, 2006, for the total commercial segments properties owned by us as of April 30, 2006, based upon minimum rents in place as of April 30, 2006:

| Lessee | (in thousands) % of Total Commercial Segments Minimum Rents as of April 30, 2006 |
|---|---|
| Edgewood Living Communities, Inc. | 8.4% |
| St. Luke's Hospital | 4.8% |
| Best Buy | 2.9% |
| Healtheast - Woodbury & Maplewood | 2.3% |
| Microsoft Great Plains | 2.1% |
| Smurfit - Stone Container Corporation | 2.1% |
| Allina Health | 2.0% |
| Nebraska Orthopaedic Hospital | 1.9% |
| Wilson's The Leather Experts Inc. | 1.7% |
| Department of Health & Welfare (State of Idaho) | 1.6% |
| All Others | 70.2% |
| Total Monthly Rent as of April 30, 2006 | 100.0% |

**Results on a "Stabilized Property" Basis**

The following tables present results on a stabilized property basis for fiscal year 2006 compared to fiscal year 2005, and for fiscal year 2005 compared to fiscal year 2004, for our multi-family residential and commercial properties, consisting of office, medical, industrial and retail properties. Property Segment Operating Profit should not be considered an alternative to operating net income as determined in accordance with GAAP as a measure of IRET's performance. For a reconciliation of segment operating profit to the consolidated financial statements, see Note 12 of the Notes to Consolidated Financial Statements in this report. We analyze and compare results of operations on properties owned and in operation for the entirety of the periods being compared (including properties that were redeveloped or expanded during the periods being compared, with properties purchased or sold during the periods being compared being excluded from this analysis). This comparison allows us to evaluate the performance of existing properties and their contribution to net income. The fiscal year 2005 results presented in the first table below are not identical to the fiscal year 2005 results presented in the second table, because the properties comprising our stabilized property portfolio vary from year to year, due to our ongoing acquisition and disposition activity.

Management believes that measuring performance on a stabilized property basis is useful to investors because it enables evaluation of how our properties are performing year over year. Management uses this measure to assess whether or not it has been successful in increasing net operating income, renewing the leases of existing tenants, controlling operating costs and appropriately handling capital improvements.

**Fiscal year 2006 compared to fiscal year 2005:**

| | (in thousands) | | |
|---|---|---|---|
| **Fiscal Years Ended April 30** | **2006** | **2005** | **% Change** |
| *Multi-Family Residential* | | | |
| Real Estate Revenue | $ 61,107 | $ 59,657 | 2.4% |
| Expenses | | | |
| Mortgage Interest | 17,939 | 18,208 | (1.5%) |
| Depreciation and Amortization | 11,120 | 10,948 | 1.6% |
| Utilities | 6,496 | 5,788 | 12.2% |
| Maintenance | 7,759 | 6,887 | 12.7% |
| Real Estate Taxes | 6,841 | 6,965 | (1.8%) |
| Insurance | 1,374 | 1,506 | (8.8%) |
| Property Management | 6,938 | 6,752 | 2.8% |
| Total Expenses | 58,467 | 57,054 | 2.5% |
| Property Segment Operating Profit | $ 2,640 | $ 2,603 | 1.4% |

| | | | |
|---|---|---|---|
| *Commercial Office* | | | |
| Real Estate Revenue | $ 44,338 | $ 43,931 | 0.9% |
| Expenses | | | |
| Mortgage Interest | 11,553 | 11,920 | (3.1%) |
| Depreciation and Amortization | 9,962 | 10,921 | (8.8%) |
| Utilities | 3,650 | 3,209 | 13.7% |
| Maintenance | 5,651 | 5,911 | (4.4%) |
| Real Estate Taxes | 6,146 | 6,547 | (6.1%) |
| Insurance | 522 | 473 | 10.4% |
| Property Management | 1,955 | 1,945 | 0.5% |
| Total Expenses | 39,439 | 40,926 | (3.6%) |
| Property Segment Operating Profit | $ 4,899 | $ 3,005 | 63.0% |
| *Commercial Medical* | | | |
| Real Estate Revenue | $ 21,296 | $ 21,203 | 0.4% |
| Expenses | | | |
| Mortgage Interest | 7,250 | 7,312 | (0.8%) |
| Depreciation and Amortization | 4,325 | 4,274 | 1.2% |
| Utilities | 1,088 | 1,041 | 4.5% |
| Maintenance | 1,688 | 1,672 | 1.0% |
| Real Estate Taxes | 1,568 | 1,418 | 10.6% |
| Insurance | 231 | 242 | (4.5%) |
| Property Management | 1,166 | 1,032 | 13.0% |
| Total Expenses | 17,316 | 16,991 | 1.9% |
| Property Segment Operating Profit | $ 3,980 | $ 4,212 | (5.5%) |
| *Commercial Industrial* | | | |
| Real Estate Revenue | $ 6,372 | $ 6,459 | (1.3%) |
| Expenses | | | |
| Mortgage Interest | 2,240 | 2,302 | (2.7%) |
| Depreciation and Amortization | 1,551 | 1,523 | 1.8% |
| Utilities | 91 | 60 | 51.7% |
| Maintenance | 201 | 185 | 8.6% |
| Real Estate Taxes | 771 | 797 | (3.3%) |
| Insurance | 81 | 78 | 3.8% |
| Property Management | 108 | 104 | 3.8% |
| Total Expenses | 5,043 | 5,049 | (0.1%) |
| Property Segment Operating Profit | $ 1,329 | $ 1,410 | (5.7%) |
| *Commercial Retail* | | | |
| Real Estate Revenue | $ 13,343 | $ 14,149 | (5.7%) |
| Expenses | | | |
| Mortgage Interest | 4,155 | 3,917 | 6.1% |
| Depreciation and Amortization | 2,627 | 2,590 | 1.4% |
| Utilities | 415 | 400 | 3.8% |
| Maintenance | 1,161 | 988 | 17.5% |
| Real Estate Taxes | 1,800 | 1,792 | 0.4% |
| Insurance | 189 | 190 | (0.5%) |
| Property Management | 559 | 287 | 94.8% |
| Total Expenses | 10,906 | 10,164 | 7.3% |
| Property Segment Operating Profit | $ 2,437 | $ 3,985 | (38.8%) |
| Total Stabilized Segment Operating Profit | $ 15,285 | $ 15,215 | 0.5% |
| Reconciliation to Segment Operating Profit | | | |
| Real Estate Revenue - Non-Stabilized | $ 26,343 | $ 9,817 | |
| Expenses - Non-Stabilized | | | |
| Mortgage Interest | $ 7,016 | $ 2,445 | |
| Depreciation and Amortization | 7,598 | 3,035 | |
| Utilities | 1,935 | 322 | |
| Maintenance | 3,032 | 640 | |
| Real Estate Taxes | 2,897 | 897 | |

| | | |
|---|---|---|
| Insurance | 310 | 114 |
| Property Management | 1,278 | 450 |
| Total Segment Operating Profit | $ 17,562 | $ 17,129 |

**Fiscal year 2005 compared to fiscal year 2004:**

| | *(in thousands)* | | |
|---|---|---|---|
| **Fiscal Years Ended April 30** | **2005** | **2004** | **% Change** |
| *Multi-Family Residential* | | | |
| Real Estate Revenue | $ 55,092 | $ 55,504 | (0.7%) |
| Expenses | | | |
| Mortgage Interest | 16,657 | 16,711 | (0.3%) |
| Depreciation and Amortization | 10,019 | 9,695 | 3.3% |
| Utilities | 5,192 | 5,298 | (2.0%) |
| Maintenance | 6,252 | 6,447 | (3.0%) |
| Real Estate Taxes | 6,514 | 6,373 | 2.2% |
| Insurance | 1,375 | 1,882 | (26.9%) |
| Property Management | 5,989 | 5,774 | 3.7% |
| Total Expenses | 51,998 | 52,180 | (0.3%) |
| Property Segment Operating Profit | $ 3,094 | $ 3,324 | (6.9%) |
| | | | |
| *Commercial Office* | | | |
| Real Estate Revenue | $ 32,930 | $ 35,584 | (7.5%) |
| Expenses | | | |
| Mortgage Interest | 9,630 | 10,202 | (5.6%) |
| Depreciation and Amortization | 5,662 | 5,448 | 3.9% |
| Utilities | 2,278 | 2,459 | (7.4%) |
| Maintenance | 4,493 | 5,148 | (12.7%) |
| Real Estate Taxes | 4,989 | 5,122 | (2.6%) |
| Insurance | 353 | 403 | (12.4%) |
| Property Management | 1,507 | 1,589 | (5.2%) |
| Total Expenses | 28,912 | 30,371 | (4.8%) |
| Property Segment Operating Profit | $ 4,018 | $ 5,213 | (22.9%) |
| | | | |
| *Commercial Medical* | | | |
| Real Estate Revenue | $ 15,491 | $ 15,171 | 2.1% |
| Expenses | | | |
| Mortgage Interest | 5,383 | 5,521 | (2.5%) |
| Depreciation and Amortization | 2,811 | 2,710 | 3.7% |
| *Commercial Medical - continued* | | | |
| Utilities | 876 | 708 | 23.7% |
| Maintenance | 1,416 | 1,338 | 5.8% |
| Real Estate Taxes | 1,293 | 1,449 | (10.8%) |
| Insurance | 149 | 133 | 12.0% |
| Property Management | 760 | 1,005 | (24.4%) |
| Total Expenses | 12,688 | 12,864 | (1.4%) |
| Property Segment Operating Profit | $ 2,803 | $ 2,307 | 21.5% |
| | | | |
| *Commercial Industrial* | | | |
| Real Estate Revenue | $ 5,961 | $ 6,614 | (9.9%) |
| Expenses | | | |
| Mortgage Interest | 2,171 | 2,092 | 3.8% |
| Depreciation and Amortization | 1,256 | 1,242 | 1.1% |
| Utilities | 60 | 49 | 22.4% |
| Maintenance | 169 | 202 | (16.3%) |
| Real Estate Taxes | 709 | 764 | (7.2%) |
| Insurance | 72 | 65 | 10.8% |
| Property Management | 91 | 98 | (7.1%) |
| Total Expenses | 4,528 | 4,512 | 0.4% |
| Property Segment Operating Profit | $ 1,433 | $ 2,102 | (31.8%) |

| | | | |
|---|---|---|---|
| *Commercial Retail* | | | |
| Real Estate Revenue | $ 12,022 | $ 11,169 | 7.6% |
| Expenses | | | |
| Mortgage Interest | 3,383 | 3,229 | 4.8% |
| Depreciation and Amortization | 1,913 | 1,861 | 2.8% |
| Utilities | 351 | 271 | 29.5% |
| Maintenance | 734 | 733 | 0.1% |
| Real Estate Taxes | 1,650 | 1,821 | (9.4%) |
| Insurance | 139 | 151 | (7.9%) |
| Property Management | 68 | 50 | 36.0% |
| Total Expenses | 8,238 | 8,116 | 1.5% |
| Property Segment Operating Profit | $ 3,784 | $ 3,053 | 23.9% |
| Total Stabilized Segment Operating Profit | $ 15,132 | $ 15,999 | (5.4%) |
| Reconciliation to Segment Operating Profit | | | |
| Real Estate Revenue - Non-Stabilized | $ 34,951 | $ 9,554 | |
| Expenses - Non-Stabilized | | | |
| Mortgage Interest | 9,103 | 2,130 | |
| Depreciation and Amortization | 11,813 | 2,723 | |
| Utilities | 2,088 | 765 | |
| Maintenance | 3,280 | 1,075 | |
| Real Estate Taxes | 3,463 | 1,050 | |
| Insurance | 526 | 200 | |
| Property Management | 2,156 | 845 | |
| Total Segment Operating Profit | $ 17,654 | $ 16,765 | |

**Property Acquisitions**

IRET Properties paid approximately $93.4 million for real estate properties added to its portfolio during fiscal year 2006, compared to $146.4 million in fiscal year 2005. The fiscal year 2006 and 2005 additions are detailed below.

**Fiscal 2006** *(May 1, 2005 to April 30, 2006)*

| Fiscal 2006 Acquisitions | *(in thousands)* Purchase Price |
|---|---|
| *Multi-Family Residential* | |
| 36-unit Legacy 7 - Grand Forks, ND | $ 2,445 |
| | 2,445 |
| *Commercial Property—Office* | |
| 15,594 sq. ft. Spring Valley IV Office Building - Omaha, NE | 1,250 |
| 23,913 sq. ft. Spring Valley V Office Building - Omaha, NE | 1,375 |
| 24,000 sq. ft. Spring Valley X Office Building - Omaha, NE | 1,275 |
| 24,000 sq. ft. Spring Valley XI Office Building - Omaha, NE | 1,250 |
| 30,000 sq. ft. Brook Valley I Office Building - La Vista, NE | 2,100 |
| 146,087 sq. ft. Northpark Corporate Center - Arden Hills, MN | 18,597 |
| | 25,847 |
| *Commercial Property—Medical (including assisted living)* | |
| 74,112 sq. ft. Edgewood Vista - Bismarck, ND | 10,750 |
| 60,161 sq. ft. Edgewood Vista - Spearfish, SD | 6,687 |
| 82,535 sq. ft. Edgewood Vista - Brainerd, MN | 10,625 |
| 160,485 sq. ft. Edgewood Vista - Hermantown, MN | 12,315 |
| 50,409 sq. ft. Ritchie Medical Plaza - St. Paul, MN | 10,750 |
| 54,971 sq. ft. 2800 Medical Building - Minneapolis, MN | 9,000 |
| 47,950 sq. ft. Stevens Point - Stevens Point, WI | 4,215 |
| | 64,342 |
| *Undeveloped Property* | |
| Stevens Point Undeveloped - Stevens Point, WI | 310 |
| Eagan Vacant Land - Eagan, MN | 423 |
| | 733 |
| Total Fiscal 2006 Property Acquisitions | $ 93,367 |

**Fiscal 2005** *(May 1, 2004 to April 30, 2005)*

| Fiscal 2005 Acquisitions | | (in thousands) Purchase Price |
|---|---|---|
| *Multi-Family Residential* | | |
| 54-unit Southbrook Court and Mariposa Lane Townhomes - Topeka, KS | $ | 5,500 |
| 36-unit Legacy 5 - Grand Forks, ND | | 2,738 |
| 36-unit Legacy 6 - Grand Forks, ND | | 2,607 |
| 140-unit Olympik Village - Rochester, MN | | 7,100 |
| | | 17,945 |
| *Commercial Property - Office* | | |
| 26,186 sq. ft. Plymouth I Office Building - Plymouth, MN | | 1,864 |
| 26,186 sq. ft. Plymouth II Office Building - Plymouth, MN | | 1,748 |
| 26,186 sq. ft. Plymouth III Office Building - Plymouth, MN | | 2,214 |
| 79,377 sq. ft. Northgate I Office Building - Maple Grove, MN | | 8,175 |
| 185,000 sq. ft. Crosstown Circle Office Building - Eden Prairie, MN | | 22,000 |
| 81,173 sq. ft. Highlands Ranch II Office Building - Highlands Ranch, CO | | 12,800 |
| 86,428 sq. ft. Wells Fargo Center - St. Cloud, MN | | 9,201 |
| 153,947 sq. ft. US Bank - Bloomington, MN | | 20,300 |
| | | 78,302 |
| *Commercial Property - Medical* | | |
| 52,300 sq. ft. Nebraska Orthopaedic Hospital Expansion Project - Omaha, NE | | 20,597 |
| 45,081 sq. ft. Pavilion I Clinic - Duluth, MN | | 10,900 |
| 60,294 sq. ft. High Pointe Health Campus Phase I (East Metro Medical Building) - Lake Elmo, MN | | 13,050 |
| | | 44,547 |
| *Commercial Property - Retail* | | |
| 46,720 sq. ft. Sleep Inn Hotel - Brooklyn Park, MN | | 2,750 |
| 4,000 sq. ft. single tenant retail building (former Payless building) - Fargo, ND | | 375 |
| | | 3,125 |
| *Undeveloped Property* | | |
| * Legacy VII - Grand Forks, ND | | 2,443 |
| | | 2,443 |
| Total Fiscal 2005 Property Acquisitions | $ | 146,362 |

* = Property not placed in service at April 30, 2005. Additional costs were still to be incurred.

**Property Dispositions**

During fiscal year 2006, IRET Properties disposed of 17 properties and two undeveloped properties for an aggregate sale price of $14.2 million, compared to 17 properties and one parcel of undeveloped land sold for $48.9 million in total during fiscal year 2005. Real estate assets sold by IRET during fiscal year 2006 were as follows:

| Fiscal 2006 Dispositions | (in thousands) Sales Price | Book Value and Sales Cost | Gain/Loss |
|---|---|---|---|
| *Commercial - Office* | | | |
| 1,600 sq. ft. Greenwood Chiropractic - Greenwood, MN | $ 490 | $ 345 | $ 145 |
| *Commercial – Retail* | | | |
| 3,000 sq. ft. Centerville Convenience Store - Centerville, MN | 340 | 324 | 16 |
| 4,800 sq. ft. East Bethel C-Store - East Bethel, MN | 660 | 498 | 162 |
| 6,325 sq. ft. Lino Lake Strip Center - Lino Lakes, MN | 650 | 462 | 188 |
| 8,400 sq. ft. IGH Strip Center - Inver Grove Heights, MN | 1,280 | 940 | 340 |
| 46,720 sq. ft. Sleep Inn - Brooklyn Park, MN | 3,350 | 2,990 | 360 |
| 7,993 sq. ft. Excelsior Strip Center - Excelsior, MN | 965 | 891 | 74 |
| 3,000 sq. ft. Andover C-Store - Andover, MN | 383 | 308 | 75 |
| 6,266 sq. ft. Oakdale Strip Center - Oakdale, MN | 1,050 | 745 | 305 |
| 6,225 sq. ft. Rochester Auto - Rochester, MN | 465 | 431 | 34 |
| 3,650 sq. ft. Lakeland C-Store - Lakeland, MN | 610 | 436 | 174 |

| | | | | | | |
|---|---|---|---|---|---|---|
| *Commercial – Retail – continue* | | | | | | |
| 4,000 sq. ft. Lindstrom C-Store - Lindstrom, MN | | 450 | | 345 | | 105 |
| 3,571 sq. ft. Mora C-Store - Mora, MN | | 380 | | 296 | | 84 |
| 3,000 sq. ft. Shoreview C-Store - Shoreview, MN | | 400 | | 326 | | 74 |
| 8,750 sq. ft. Blaine Strip Center - Blaine, MN | | 990 | | 599 | | 391 |
| 3,444 sq. ft. St. Louis Park Retail - St. Louis Park, MN | | 845 | | 365 | | 480 |
| 3,864 sq. ft. Mound Strip Center - Mound, MN | | 550 | | 358 | | 192 |
| *Undeveloped Property* | | | | | | |
| 40,000 sq. ft. Centerville Undeveloped Land - Centerville, MN | | 110 | | 105 | | 5 |
| Andover Vacant Land - Andover, MN | | 230 | | 164 | | 66 |
| Total Fiscal 2006 Property Dispositions | $ | 14,198 | $ | 10,928 | $ | 3,270 |

Properties sold by IRET during fiscal 2005 were as follows:

| | | *(in thousands)* | | | | |
|---|---|---|---|---|---|---|
| **Fiscal 2005 Dispositions** | | **Sales Price** | | **Book Value and Sales Cost** | | **Gain/Loss** |
| *Multi-Family Residential* | | | | | | |
| 204-unit Ivy Club Apartments - Vancouver, WA | $ | 12,250 | $ | 12,070 | $ | 180 |
| 26-unit Beulah Condominiums - Beulah, ND | | 96 | | 96 | | 0 |
| 36-unit Parkway Apartments - Beulah, ND | | 159 | | 159 | | 0 |
| 18-unit Dakota Arms Apartments - Minot, ND | | 825 | | 566 | | 259 |
| 100-unit Van Mall Woods Apartments - Vancouver, WA | | 6,900 | | 5,625 | | 1,275 |
| 192-unit Century Apartments - Williston, ND | | 4,599 | | 2,658 | | 1,941 |
| 18-unit Bison Apartments - Carrington, ND | | 215 | | 161 | | 54 |
| 17-unit Bison Apartments - Cooperstown, ND | | 185 | | 135 | | 50 |
| *Commercial - Office* | | | | | | |
| 62,585 sq. ft. Flying Cloud Building - Eden Prairie, MN | | 5,750 | | 5,750 | | 0 |
| *Commercial - Medical (assisted living facility)* | | | | | | |
| 97,821 sq. ft. Edgewood Vista - Minot, ND | | 7,210 | | 5,676 | | 1,534 |
| 5,100 sq. ft. Edgewood Vista - Belgrade, MT | | 509 | | 433 | | 76 |
| 5,100 sq. ft. Edgewood Vista - Columbus, NE | | 509 | | 435 | | 74 |
| 5,100 sq. ft. Edgewood Vista - Grand Island, NE | | 509 | | 434 | | 75 |
| 16,392 sq. ft. Edgewood Vista - East Grand Forks, MN | | 1,639 | | 1,312 | | 327 |
| *Commercial – Retail* | | | | | | |
| 30,000 sq. ft. Barnes & Noble Store - Fargo, ND | | 4,590 | | 2,916 | | 1,674 |
| 18,040 sq. ft. Petco Store - Fargo, ND | | 2,160 | | 1,209 | | 951 |
| 4,800 sq. ft. single tenant retail building (former Tom Thumb store) - Ham Lake, MN | | 650 | | 518 | | 132 |
| *Undeveloped Property* | | | | | | |
| 205,347 sq. ft. parcel of vacant land - Libby, MT | | 151 | | 151 | | 0 |
| Total Fiscal 2005 Property Dispositions | $ | 48,906 | $ | 40,304 | $ | 8,602 |

**Funds From Operations**

IRET considers Funds from Operations ("FFO") a useful measure of performance for an equity REIT. IRET uses the definition of FFO adopted by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") in 1991, as clarified in 1995, 1999 and 2002. NAREIT defines FFO to mean "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." Because of limitations of the FFO definition adopted by NAREIT, IRET has made certain interpretations in applying the definition. IRET believes all such interpretations not specifically provided for in the NAREIT definition are consistent with the definition.

IRET management considers that FFO, by excluding depreciation costs, the gains or losses from the sale of operating real estate properties and extraordinary items as defined by GAAP, is useful to investors in providing an additional perspective on IRET's operating results. Historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation, that the value of real estate assets decreases predictably over time. However, real estate asset values have historically risen or fallen with market conditions. NAREIT's definition of FFO, by excluding depreciation costs, reflects the fact that real estate, as an asset class, generally appreciates over time and that depreciation charges required by GAAP may not reflect underlying economic realities. Additionally, the exclusion, in NAREIT's definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets, allows IRET management and investors to better identify the operating results of the long-term assets that form the core of IRET's investments, and assists in comparing those operating results between periods. FFO is used by IRET's management and investors to identify trends in occupancy rates, rental rates and operating costs.

While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies.

FFO should not be considered as an alternative to net income as determined in accordance with GAAP as a measure of IRET's performance, but rather should be considered as an additional, supplemental measure, and should be viewed in conjunction with net income as presented in the consolidated financial statements included in this report. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of sufficient cash flow to fund all of IRET's needs or its ability to service indebtedness or make distributions.

FFO applicable to common shares and limited partnership units for the fiscal year ended April 30, 2006 increased to $46.7 million, compared to $42.3 million and $36.6 million for the fiscal years ended April 30, 2005 and 2004, respectively.

### Reconciliation of Net Income to Funds From Operations

*For the years ended April 30, 2006, 2005 and 2004:*

| | (in thousands, except per share amounts) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Fiscal Years Ended April 30,** | **2006** | | | **2005** | | | **2004** | | |
| | **Amount** | **Weighted Avg Shares and Units (2)** | **Per Share and Unit (3)** | **Amount** | **Weighted Avg Shares and Units (2)** | **Per Share and Unit (3)** | **Amount** | **Weighted Avg Shares and Units (2)** | **Per Share and Unit (3)** |
| Net income | $ 11,567 | | $ | $ 15,076 | | $ | $ 9,440 | | $ |
| Less dividends to preferred shareholders | (2,372) | | | (2,372) | | | (33) | | |
| Net income available to common shareholders | 9,195 | 45,717 | .20 | 12,704 | 43,214 | .30 | 9,407 | 39,257 | .24 |
| Adjustments: | | | | | | | | | |
| Minority interest in earnings of unitholders | 2,705 | 13,329 | | 3,873 | 12,621 | | 2,752 | 11,176 | |
| Depreciation and Amortization(1) | 38,104 | | | 34,342 | | | 25,079 | | |
| Gains on depreciable property sales | (3,293) | | | (8,605) | | | (600) | | |
| Funds from operations applicable to common shares and Units(4) | $ 46,711 | 59,046 | $ .79 | $ 42,314 | 55,835 | $ .76 | $ 36,638 | 50,433 | $ .73 |

(1) *Real estate depreciation and amortization consists of the sum of depreciation/amortization related to real estate investments; amortization; and amortization of related party costs from the Consolidated Statements of Operations, totaling $39,030, and depreciation and amortization from Discontinued Operations of $189, less corporate-related depreciation and amortization on office equipment and other assets of $230, and less amortization of financing costs of $885, for the fiscal year ended April 30, 2006.*

(2) *UPREIT Units of the Operating Partnership are exchangeable for common shares of beneficial interest on a one-for-one basis.*

(3) *Net income is calculated on a per share basis. FFO is calculated on a per share and unit basis.*

(4) *In accordance with SEC and NAREIT guidance, IRET does not exclude impairment write-downs from FFO (that is, impairment charges are not added back to GAAP net income in calculating FFO). IRET recorded impairment charges of $409, $570 and $62 for the fiscal years ended April 30, 2006, 2005 and 2004, respectively. If these impairment charges are excluded from the Company's calculation of FFO, the Company's FFO per share and unit would be $.80 and $.77 for fiscal years 2006 and 2005, respectively. FFO per share and unit for fiscal year 2004 would be unchanged.*

## Cash Distributions

The following cash distributions were paid to our common shareholders and UPREIT unitholders during fiscal years 2006, 2005, and 2004:

| Quarters | Fiscal Years 2006 | 2005 | 2004 |
|---|---|---|---|
| First | $ .1625 | $ .1605 | $ .1585 |
| Second | .1630 | .1610 | .1590 |
| Third | .1635 | .1615 | .1595 |
| Fourth | .1640 | .1620 | .1600 |
| | $ .6530 | $ .6450 | $ .6370 |

The fiscal year 2006 cash distributions increased 1% and 3% over the cash distributions paid during fiscal year 2005 and fiscal year 2004, respectively.

## Liquidity and Capital Resources

### Overview

Management expects that the Company's principal liquidity demands will continue to be distributions to holders of the Company's preferred and common shares of beneficial interest and UPREIT Units, capital improvements and repairs and maintenance to the Company's properties, acquisition of additional properties, redemption of outstanding investment certificates, property development, debt repayments and tenant improvements.

The Company expects to meet its short-term liquidity requirements through net cash flows provided by its operating activities, and through draws from time to time on its unsecured lines of credit. Management considers the Company's ability to generate cash to be adequate to meet all operating requirements and to make distributions to its shareholders in accordance with the REIT provisions of the Internal Revenue Code. Budgeted expenditures for ongoing maintenance and capital improvements and renovations to our real estate portfolio are expected to be funded from cash flow generated from operations of current properties.

To the extent the Company does not satisfy its long-term liquidity requirements, which consist primarily of maturities under the Company's long-term debt, maturing investment certificates, construction and development activities and potential acquisition opportunities, through net cash flows provided by operating activities and its credit facilities, the Company intends to satisfy such requirements through a combination of funding sources which the Company believes will be available to it, including the issuance of UPREIT Units, additional common or preferred equity, proceeds from the sale of properties, and additional long-term secured or unsecured indebtedness.

### Sources and Uses of Cash

As of April 30, 2006, the Company had three unsecured lines of credit, each in the amount of $10.0 million, from (1) Bremer Bank, Minot, ND; (2) First Western Bank and Trust, Minot, ND; and (3) First International Bank and Trust, Watford City, ND. The Company had $3.5 million outstanding under the First Western Bank credit line as of April 30, 2006, and had no outstanding borrowings on the other two lines as of April 30, 2006. Borrowings under the lines of credit bear interest based on the following for each of the lines of credit described above, respectively: (1) Wall Street Journal prime rate, or Libor plus 2.50% for periods of 90 days or more, (2) the Wall Street Journal prime rate, and (3) the Wall Street Journal prime rate. Increases in interest rates will increase the Company's interest expense on any borrowings under its lines of credit and as a result will affect the Company's results of operations and cash flows. The Company's lines of credit with Bremer Bank and First Western Bank expire September 14, 2006, and October 15, 2006, respectively. The Company's line of credit with First International Bank and Trust expires on December 13, 2006. The Company will seek to renew each of these three lines of credit prior to their expiration.

In February 2004, the Company filed a shelf registration statement on Form S-3 to offer for sale from time to time common shares and preferred shares. This registration statement was declared effective in April 2004. We may sell any combination of common shares and preferred shares up to an aggregate initial offering price of $150 million during the period that the registration statement remains effective. The Company did not issue any common or preferred shares under this registration statement in fiscal year 2006. The Company issued 1,652 common shares under this registration statement in fiscal year 2005, for net proceeds of $15.8 million. As of April 30, 2006, the Company had available securities under this registration statement in the aggregate amount of approximately $101.5 million.

The Company has a Distribution Reinvestment Plan ("DRIP"). The DRIP provides shareholders of the Company an opportunity to invest their cash distributions in common shares of the Company at a discount of 5% from the market price. During fiscal year 2006, 1.2 million common shares were issued under this plan, with an additional 1.1 million common shares issued during fiscal year 2005.

The issuance of UPREIT Units for property acquisitions continues to be a source of capital for the Company. Approximately 1.1 million units were issued in connection with property acquisitions during fiscal year 2006, and approximately 2.0 million units were issued in connection with property acquisitions during fiscal year 2005.

Primarily as a result of the conversion of UPREIT units and the issuance of common shares pursuant to our distribution reinvestment plan, net of fractional shares repurchased, the Company's equity capital increased during fiscal 2006 by $15.2 million. Additionally, the equity capital of the Company was increased by $11.0 million as a result of contributions of real estate in exchange for UPREIT units, as summarized above, resulting in a total increase in equity capital for the Company during fiscal year 2006 of $26.2 million.

Cash and cash equivalents on April 30, 2006 totaled $17.5 million, compared to $23.5 million and $31.7 million on the same date in 2005 and 2004, respectively. Net cash provided from operating activities increased to $48.4 million in fiscal year 2006 from $48.3 million in fiscal year 2005, due primarily to increased net income as a result of higher occupancy rates at Company properties. Net cash provided from operating activities increased to $46.7 million in fiscal year 2005 from $28.7 million in fiscal year 2004, due primarily to increased net income and increase in the non-cash item depreciation and amortization.

Net cash used in investing activities increased to $82.6 million in fiscal year 2006, from $70.4 million in fiscal year 2005. Net cash used in investing activities was $140.3 million in fiscal year 2004. The increase in net cash used in investing activities in fiscal year 2006 compared to fiscal year 2005 was primarily a result of fewer proceeds from sales of properties. Net cash provided from financing activities also increased to $28.2 million during fiscal year 2006, from $14.0 million during fiscal year 2005, due primarily to an increase in proceeds received from mortgage borrowings and refinancings. Net cash provided from financing activities also decreased to $14.0 million during fiscal year 2005 from $122.7 million during fiscal year 2004 due to fewer offerings of equity securities compared to the previous year.

**Financial Condition**

*Mortgage Loan Indebtedness.* Mortgage loan indebtedness increased to $765.9 million on April 30, 2006, due to the acquisition of new investment properties, from $708.6 million on April 30, 2005. Approximately 96.8% of such mortgage debt is at fixed rates of interest, with staggered maturities. This limits the Company's exposure to changes in interest rates, which minimizes the effect of interest rate fluctuations on the Company's results of operations and cash flows. As of April 30, 2006, the weighted average rate of interest on the Company's mortgage debt was 6.03%, compared to 6.08% on April 30, 2005.

*Notes Payable.* As of April 30, 2006, the Company had $3.5 million outstanding under its unsecured credit line with First Western Bank and Trust, Minot, N.D. The Company had no amounts outstanding under its credit lines as of April 30, 2005.

*Mortgage Loans Receivable.* Mortgage loans receivable decreased to $0.4 million at April 30, 2006, from $0.6 million at April 30, 2005.

*Real Estate Owned.* Real estate owned increased to $1,269.4 million at April 30, 2006, from $1,179.9 million at April 30, 2005. The increase resulted primarily from the acquisition of the additional investment properties net of dispositions as described in the "Property Acquisitions" and "Property Dispositions" subsections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

*Investment Certificates.* We discontinued the issuance of investment certificates in April 2002. As of April 30, 2006, $2.5 million of such certificates were outstanding.

*Cash and Cash Equivalents.* Cash and cash equivalents on April 30, 2006, totaled $17.5 million, compared to $23.5 million on April 30, 2005. The decrease in cash on hand on April 30, 2006, as compared to April 30, 2005, was due primarily to fewer proceeds from the issuance of common stock.

*Marketable Securities.* During fiscal year 2006, IRET decreased its investment in marketable securities classified as available-for-sale to $2.4 million on April 30, 2006, from $2.5 million on April 30, 2005. Marketable securities are held available for sale and, from time to time, the Company invests excess funds in such securities or uses the funds so invested for operational purposes.

*Operating Partnership Units.* Outstanding limited partnership units in the Operating Partnership increased to 13.7 million units on April 30, 2006, compared to 13.1 million units outstanding on April 30, 2005. The increase in units outstanding at April 30, 2006 as compared to April 30, 2005, resulted primarily from the issuance of additional limited partnership units to acquire interests in real estate, net of units converted to shares.

*Common and Preferred Shares of Beneficial Interest.* Common shares of beneficial interest outstanding on April 30, 2006 totaled 46.9 million compared to 45.2 million common shares outstanding on April 30, 2005. This increase in common shares outstanding from April 30, 2005, to April 30, 2006, was primarily due to the issuance of common shares pursuant to our distribution reinvestment plan. Preferred shares of beneficial interest outstanding on April 30, 2006 and 2005 totaled 1.15 million.

**Contractual Obligations and Other Commitments**

The primary contractual obligations of the Company relate to its borrowings under its three lines of credit and mortgage notes payable. The Company had $3.5 million outstanding under its lines of credit at April 30, 2006. The principal and interest payments on the mortgage notes payable for the years subsequent to April 30, 2006, are included in the table below as "long-term debt." The other debt category consists of two unsecured promissory notes for leasehold improvements at two of our properties, Southdale Medical Center in Edina, Minnesota, and the Wells Fargo Building in St. Cloud, Minnesota.

The Company has sold investment certificates to the public, with interest rates varying from 6.5% to 9.0% per annum. The sales of these investment certificates has been discontinued and the outstanding certificates will be redeemed as they mature. Amounts due with respect to these investment certificates are reflected in the "Investment Certificates" category below.

As of April 30, 2006, the Company is a tenant under operating ground leases on seven of its properties. The Company pays a total of approximately $309,000 per year in rent under these ground leases, which have terms ranging from 7 to 90 years, and expiration dates ranging from July 2012 to April 2095.

Purchase obligations of the Company represent those costs that the Company is contractually obligated to pay in the future. The Company's significant contractual obligations as of April 30, 2006, which the Company expects to finance through debt and operating cash, are summarized in the following table. The significant components in this category are costs for construction and expansion projects and capital improvements at the Company's properties. Contractual obligations that are contingent upon the achievement of certain milestones are not included in the table below, nor are service orders or contracts for the provision of routine maintenance services at our properties, such as landscaping and grounds maintenance, since these arrangements are generally based on current needs, are filled by our service providers within short time horizons, and may be cancelled without penalty. The expected timing of payment of the obligations discussed below is estimated based on current information.

| | (in thousands) | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Long-term debt (principal and interest) | $ 1,120,952 | $ 74,116 | $ 180,587 | $ 281,513 | $ 584,736 |
| Investment Certificates | $ 2,451 | $ 2,440 | $ 11 | $ 0 | $ 0 |
| Operating Lease Obligations | $ 19,247 | $ 309 | $ 618 | $ 618 | $ 17,702 |
| Purchase Obligations | $ 11,918 | $ 11,100 | $ 818 | $ 0 | $ 0 |

**Off-Balance-Sheet Arrangements**

As of April 30, 2006, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

**Recent Developments**

*Common and Preferred Share Distributions.* On June 30, 2006, the Company paid a distribution of 51.56 cents per share on the Company's Series A Cumulative Redeemable Preferred Shares to preferred shareholders of record on June 15, 2006. On July 3, 2006, the Company paid a distribution of 16.45 cents per share on the Company's common shares of beneficial interest, to common shareholders and UPREIT unitholders of record on June 16, 2006. This distribution represented an increase of .05 cents or .3% over the previous regular quarterly distribution of 16.40 cents per common share/unit paid April 3, 2006.

*Closed and Pending Acquisitions.* Subsequent to its April 30, 2006 fiscal year end, the Company closed on its acquisition of a small retail property in Minot, North Dakota, for a purchase price of approximately $625,000. Additionally, subsequent to its April 30, 2006 fiscal year end, the Company announced that it has signed an agreement to acquire an office portfolio comprised of nine properties, consisting of 15 buildings totaling 936,320 rentable square feet, for $140.8 million (including the assumption of existing debt on the portfolio) from subsidiaries of Omaha-based Magnum Resources, Inc., a real estate services and investment firm founded by W. David Scott. The acquisition price will be funded with the issuance of up to approximately $60 million of limited partnership units in the Company's operating partnership, IRET Properties. The closing of this portfolio acquisition is expected to occur on or before September 1, 2006. However, the closing of this transaction is subject to the satisfaction of certain closing conditions, and, accordingly, no assurances can be given that the acquisition will be completed.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

Our exposure to market risk is limited primarily to fluctuations in the general level of interest rates on our current and future fixed and variable rate debt obligations, and secondarily to our deposits with and investments in certain products issued by various financial institutions.

*Variable interest rates.* Because approximately 97% of our debt, as of April 30, 2006 (96% as of April 30, 2005), is at fixed interest rates, we have little exposure to interest rate fluctuation risk on our existing debt, and accordingly interest rate increases during fiscal year 2006 did not have a material effect on the Company. However, even though our goal is to maintain a fairly low exposure to interest rate risk, we are still vulnerable to significant fluctuations in interest rates on any future repricing or refinancing of our fixed or variable rate debt and on future debt. We primarily use long-term (more than nine years) and medium term (five to seven years) debt as a source of capital. We do not currently use derivative securities, interest-rate swaps or any other type of hedging activity to manage our interest rate risk. As of April 30, 2006, we had the following amount of future principal and interest payments due on mortgages secured by our real estate.

| | Future Principal Payments (in thousands) | | | | | | |
|---|---|---|---|---|---|---|---|
| Long Term Debt | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total |
| Fixed Rate | $ 23,027 | $ 40,590 | $ 42,694 | $ 107,076 | $ 99,186 | $ 429,002 | $ 741,575 |
| Variable Rate | 1,141 | 1,206 | 3,129 | 1,212 | 1,286 | 16,341 | 24,315 |
| | | | | | | | $ 765,890 |
| Average Interest Rate (%) | (1) | (1) | (1) | (1) | (1) | (1) | (1) |

| Long Term Debt | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| | Future Interest Payments *(in thousands)* | | | | | | |
| Fixed Rate | $ 47,874 | $ 46,270 | $ 42,850 | $ 38,227 | $ 31,129 | $ 137,160 | $ 343,510 |
| Variable Rate | 2,074 | 2,010 | 1,838 | 1,736 | 1,661 | 2,233 | 11,552 |
| | | | | | | | $ 355,062 |
| Average Interest Rate (%) | (1) | (1) | (1) | (1) | (1) | (1) | (1) |

*(1) The weighted average interest rate on our debt as of April 30, 2006, was 6.03%. Any fluctuations in variable interest rates could increase or decrease our interest expenses. For example, an increase of one percent per annum on our $24.3 million of variable rate indebtedness would increase our annual interest expense by $243,000.*

*Marketable Securities.* IRET's investments in securities are classified as "available-for-sale." The securities classified as "available-for-sale" represent investments in debt and equity securities which the Company intends to hold for an indefinite period of time. As of April 30, 2006 and 2005, IRET had approximately $2.4 million and $2.5 million, respectively, of marketable securities classified as "available-for-sale," consisting of securities of various issuers, primarily U.S. Government, U.S. agency and corporate bonds and bank certificates of deposit, held in IRET Properties' security deposit account with Merrill Lynch. IRET had approximately $2.3 million of securities classified as "available-for-sale" as of April 30, 2004. The values of these securities will fluctuate with changes in market interest rates. As of April 30, 2006 and 2005 the unrealized loss recorded in other comprehensive income on these securities was $48,000 and $22,000, respectively.

*Investments with Certain Financial Institutions.* IRET has entered into a cash management arrangement with First Western Bank with respect to deposit accounts with First Western Bank that exceed FDIC Insurance coverage. On a daily basis, account balances are invested in U.S. Government securities sold to IRET by First Western Bank. IRET can require First Western Bank to repurchase such securities at any time, at a purchase price equal to what IRET paid for the securities, plus interest. First Western Bank automatically repurchases obligations when collected amounts on deposit in IRET's deposit accounts fall below the maximum insurance amount, with the proceeds of such repurchases being transferred to IRET's deposit accounts to bring the amount on deposit back up to the threshold amount. The amounts invested by IRET pursuant to the repurchase agreement are not insured by FDIC.

*Deposits exceeding FDIC insurance.* The Company is potentially exposed to off-balance-sheet risk in respect of cash deposited with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

### Item 8. Financial Statements and Supplementary Data

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this report.

### Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

### Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of April 30, 2006, the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange act of 1934, as amended). Based upon that evaluation, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

Internal Control Over Financial Reporting: There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Investors Real Estate Trust (together with its consolidated subsidiaries, the "Company'), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with United States generally accepted accounting principles.

As of April 30, 2006, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting, based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of April 30, 2006, is effective.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and acquisitions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the trustees of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's financial statements.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2006, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of April 30, 2006.

(The remainder of this page has been intentionally left blank.)

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Investors Real Estate Trust
Minot, North Dakota

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Investors Real Estate Trust and subsidiaries (the "Company") maintained effective internal control over financial reporting as of April 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of trustees, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended April 30, 2006, of the Company and our report dated July 6, 2006, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
July 6, 2006

## Item 9B. Other Information

None.

# PART III

## Item 10. Trustees and Executive Officers of the Registrant

Information regarding executive officers required by this Item is set forth in Part I, Item 1 of this Annual Report on Form 10-K pursuant to Instruction 3 to Item 401(b) of Regulation S-K. Other information required by this Item will be included in our definitive Proxy Statement for our 2006 Annual Meeting of Shareholders and such information is incorporated herein by reference.

## Item 11. Executive Compensation

The information required by this Item will be contained in our definitive Proxy Statement for our 2006 Annual Meeting of Shareholders and such information is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be contained in our definitive Proxy Statement for our 2006 Annual Meeting of Shareholders and such information is incorporated herein by reference. We do not have any equity compensation plans and, accordingly, are not required to include the disclosure required by Item 201(d) of Regulation S-K.

## Item 13. Certain Relationships and Related Transactions

The information required by this Item will be contained in our definitive Proxy Statement for our 2006 Annual Meeting of Shareholders and such information is incorporated herein by reference.

## Item 14. Principal Accountant Fees and Services

The information required by this Item will be contained in our definitive Proxy Statement for our 2006 Annual Meeting of Shareholders and such information is incorporated herein by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules

(a) *The following documents are filed as part of this report:*

1. **Financial Statements**

The response to this portion of Item 15 is submitted as a separate section of this report. See the table of contents to Financial Statements and Supplemental Data.

2. **Financial Statement Schedules**

The response to this portion of Item 15 is submitted as a separate section of this report. The following financial statement schedules should be read in conjunction with the financial statements referenced in Part II, Item 8 of this Annual Report on Form 10-K:

III Real Estate Owned and Accumulated Depreciation

IV Investments in Mortgage Loans on Real Estate

3. **Exhibits**

See the list of exhibits set forth in part (b) below.

(b) The following is a list of Exhibits to this Annual Report on Form 10-K. We will furnish a copy of any exhibit listed below to any security holder who requests it upon payment of a fee of 15 cents per page. All Exhibits are either contained in this Annual Report on Form 10-K or are incorporated by reference as indicated below.

3.1 **Articles of Amendment and Third Restated Declaration of Trust of Investors Real Estate Trust**, dated September 23, 2003, and incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed with the SEC on August 13, 2003.

3.2 **Second Restated Trustees' Regulations (Bylaws),** dated September 24, 2003, and incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003, filed with the SEC on December 15, 2003.

3.3 **Agreement of Limited Partnership of IRET Properties, A North Dakota Limited Partnership,** dated January 31, 1997, filed as Exhibit 3(ii) to the Registration Statement on Form S-11, effective March 14, 1997 (SEC File No. 333-21945) filed for the Registrant on February 18, 1997, (File No. 0-14851) and incorporated herein by reference.

3.4 **Articles Supplementary** classifying and designating 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, filed as Exhibit 3.2 to the Company's Form 8-A filed on April 22, 2004, and incorporated herein by reference.

10.1 **Member Control and Operating Agreement** dated September 30, 2002, filed as Exhibit 10 to the Company's Form 8-K filed October 15, 2003, and incorporated herein by reference.

10.2 **Letter Agreement** dated January 31, 2003, filed as Exhibit 10(i) to the Company's Form 8-K filed February 27, 2003, and incorporated herein by reference.

10.3 **Option Agreement** dated January 31, 2003, filed as Exhibit 10(ii) to the Company's Form 8-K filed February 27, 2003, and incorporated herein by reference.

10.4 **Financial Statements** of T.F. James Company filed as Exhibit 10 to the Company's Form 8-K filed January 31, 2003, and incorporated herein by reference.

10.5 **Agreement for Purchase and Sale of Property** dated February 13, 2004, by and between IRET Properties and the Sellers specified therein, filed as Exhibit 10.5 to the Company's Form 10-K filed July 20, 2004, and incorporated herein by reference.

10.6 **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 11, 2005, and incorporated herein by reference.

10.7 **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed December 12, 2005, and incorporated herein by reference.

10.8 **Contribution Agreement,** filed as Exhibit 10.1 to the Company's Form 8-K filed May 17, 2006, and incorporated herein by reference.

31.1 **Section 302 Certification of President and Chief Executive Officer,** filed herewith.

31.2 **Section 302 Certification of Senior Vice President and Chief Financial Officer,** filed herewith.

32.1 **Section 906 Certification of the President and Chief Executive Officer,** filed herewith.

32.2 **Section 906 Certification of the Senior Vice President and Chief Financial Officer,** filed herewith.

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2006

**Investors Real Estate Trust**

By: /s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr.
President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ Jeffrey L. Miller<br>Jeffrey L. Miller | Trustee & Chairman | July 12, 2006 |
| /s/ Daniel L. Feist<br>Daniel L. Feist | Trustee & Vice Chairman | July 12, 2006 |
| /s/ Thomas A. Wentz. Sr.<br>Thomas A. Wentz, Sr. | President & Chief Executive Officer<br>(Principal Executive Officer) | July 12, 2006 |
| /s/ Timothy P. Mihalick<br>Timothy P. Mihalick | Trustee, Senior Vice President & Chief Operating Officer | July 12, 2006 |
| /s/ Thomas A. Wentz, Jr.<br>Thomas A. Wentz, Jr. | Trustee & Senior Vice President | July 12, 2006 |
| /s/ Diane K. Bryantt<br>Diane K. Bryantt | Senior Vice President & Chief Financial Officer<br>(Principal Financial and Accounting Officer) | July 12, 2006 |
| /s/ John D. Stewart<br>John D. Stewart | Trustee | July 12, 2006 |
| /s/ Patrick G. Jones<br>Patrick G. Jones | Trustee | July 12, 2006 |
| /s/ Stephen L. Stenehjem<br>Stephen L. Stenehjem | Trustee | July 12, 2006 |



**INVESTORS REAL ESTATE TRUST**
**AND SUBSIDIARIES**

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
*April 30, 2006, 2005 and 2004*

ADDITIONAL INFORMATION
FOR THE YEAR ENDED
*April 30, 2006*

and

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PO Box 1988
12 South Main Street
Minot, ND 58702-1988
701-837-4738
fax: 701-838-7785
info@iret.com
*www.iret.com*

## INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

TABLE OF CONTENTS



*Schedules other than those listed above are omitted since they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereon.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Turstees and Shareholders of
Investors Real Estate Trust
Minot, North Dakota

We have audited the accompanying consolidated balance sheets of Investors Real Estate Trust and subsidiaries (the "Company") as of April 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2006 and 2005, and the results of its operations, and its cash flows for each of the three fiscal years in the period ended April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 30, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 6, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
July 6, 2006

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**

CONSOLIDATED BALANCE SHEETS

*April 30, 2006 and 2005*

| | *(in thousands)* | |
|---|---|---|
| | **2006** | **2005** |
| ASSETS | | |
| Real estate investments | | |
| Property owned | $ 1,269,423 | $ 1,179,856 |
| Less accumulated depreciation | (148,607) | (118,512) |
| | 1,120,816 | 1,061,344 |
| Undeveloped land | 5,175 | 5,382 |
| Mortgage loans receivable, net of allowance | 409 | 619 |
| Total real estate investments | 1,126,400 | 1,067,345 |
| Other Assets | | |
| Cash and cash equivalents | 17,485 | 23,538 |
| Marketable securities - available-for-sale | 2,402 | 2,459 |
| Receivable arising from straight-lining of rents, net of allowance | 9,474 | 7,213 |
| Accounts receivable -- net of allowance | 2,364 | 1,390 |
| Real estate deposits | 1,177 | 2,542 |
| Prepaid and other assets | 436 | 1,160 |
| Intangible assets, net of accumulated amortization | 26,449 | 24,517 |
| Tax, insurance, and other escrow | 8,893 | 9,068 |
| Property and equipment, net | 1,506 | 2,462 |
| Goodwill | 1,441 | 1,441 |
| Deferred charges and leasing costs – net | 9,288 | 8,023 |
| TOTAL ASSETS | $ 1,207,315 | $ 1,151,158 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**
CONSOLIDATED BALANCE SHEETS *(continued)*
*April 30, 2006 and 2005*

| | *(in thousands)* 2006 | 2005 |
|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ 24,223 | $ 21,795 |
| Notes payable | 3,500 | 0 |
| Mortgages payable | 765,890 | 708,558 |
| Investment certificates issued | 2,451 | 4,636 |
| Other | 1,075 | 1,966 |
| TOTAL LIABILITIES | 797,139 | 736,955 |
| COMMITMENTS AND CONTINGENCIES (NOTE 16) | | |
| MINORITY INTEREST IN OTHER PARTNERSHIPS | 16,403 | 15,860 |
| MINORITY INTEREST OF UNIT HOLDERS IN OPERATING PARTNERSHIP *(13,685,522 units at April 30, 2006 and 13,114,460 units at April 30, 2005)* | 104,213 | 103,171 |
| SHAREHOLDERS' EQUITY | | |
| Preferred Shares of Beneficial Interest *(Cumulative redeemable preferred shares, no par value,1,150,000 shares issued and outstanding at April 30, 2006 and 2005, aggregate liquidation preference of $28,750,000)* | 27,317 | 27,317 |
| Common Shares of Beneficial Interest *(Unlimited authorization, no par value, 46,915,352 shares outstanding at April 30, 2006, and 45,187,676 shares outstanding at April 30, 2005)* | 339,384 | 324,180 |
| Accumulated distributions in excess of net income | (77,093) | (56,303) |
| Accumulated other comprehensive loss | (48) | (22) |
| Total shareholders' equity | 289,560 | 295,172 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 1,207,315 | $ 1,151,158 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF OPERATIONS
*for the years ended April 30, 2006, 2005, and 2004*

| | (*in thousands*, except per share data) | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| REVENUE | | | |
| Real estate rentals | $ 144,349 | $ 130,023 | $ 111,809 |
| Tenant reimbursement | 28,450 | 25,193 | 21,021 |
| TOTAL REVENUE | 172,799 | 155,216 | 132,830 |
| OPERATING EXPENSE | | | |
| Interest | 51,390 | 48,013 | 42,053 |
| Depreciation/amortization related to real estate investments | 37,413 | 33,491 | 23,706 |
| Utilities | 13,675 | 10,820 | 9,534 |
| Maintenance | 19,492 | 16,283 | 14,863 |
| Real estate taxes | 20,023 | 18,416 | 16,412 |
| Insurance | 2,707 | 2,603 | 2,823 |
| Property management expenses | 12,004 | 10,286 | 8,618 |
| Property management expenses - related party | 0 | 284 | 743 |
| Administrative expense | 3,674 | 3,845 | 2,673 |
| Advisory and trustee services | 221 | 103 | 104 |
| Other operating expenses | 1,292 | 1,430 | 1,132 |
| Amortization related to non-real estate investments | 689 | 372 | 122 |
| Amortization of related party costs | 56 | 58 | 45 |
| Loss on impairment of real estate investment | 409 | 0 | 0 |
| TOTAL OPERATING EXPENSE | 163,045 | 146,004 | 122,828 |
| Operating income | 9,754 | 9,212 | 10,002 |
| Non-operating income | 1,241 | 986 | 648 |
| Income before minority interest and discontinued operations and gain on sale of other investments | 10,995 | 10,198 | 10,650 |
| Gain on sale of other investments | 23 | 3 | 158 |
| Minority interest portion of operating partnership income | (1,863) | (1,801) | (2,274) |
| Minority interest portion of other partnerships' income | (484) | (379) | (757) |
| Income from continuing operations | 8,671 | 8,021 | 7,777 |
| Discontinued operations, net | 2,896 | 7,055 | 1,663 |
| NET INCOME | 11,567 | 15,076 | 9,440 |
| Dividends to preferred shareholders | (2,372) | (2,372) | (33) |
| NET INCOME AVAILABLE TO COMMON SHAREHOLDERS | $ 9,195 | $ 12,704 | $ 9,407 |
| Earnings per common share from continuing operations | $ .14 | $ .13 | $ .20 |
| Earnings per common share from discontinued operations | .06 | .17 | .04 |
| NET INCOME PER COMMON SHARE – BASIC & DILUTED | $ .20 | $ .30 | $ .24 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
*for the years ended April 30, 2006, 2005, and 2004*

| | *(in thousands)* | | | | | | |
|---|---|---|---|---|---|---|---|
| | **NUMBER OF PREFERRED SHARES** | **PREFERRED SHARES** | **NUMBER OF COMMON SHARES** | **COMMON SHARES** | **ACCUMULATED DISTRIBUTIONS IN EXCESS OF NET INCOME** | **ACCUMULATED OTHER COMPRE-HENSIVE (LOSS)** | **TOTAL SHARE-HOLDERS' EQUITY** |
| BALANCE May 1, 2003 | 0 | $ 0 | 36,166 | $ 240,645 | $ (25,884) | $ 0 | $ 214,761 |
| Comprehensive Income | | | | | | | |
| Net income | | | | | 9,440 | | 9,440 |
| Unrealized loss for the period on securities available-for-sale | | | | | | (31) | (31) |
| Total comprehensive income | | | | | | | $ 9,409 |
| Distributions - common shares | | | | | (24,606) | | (24,606) |
| Distributions - preferred shares | | | | | (33) | | (33) |
| Distribution reinvestment plan | | | 1,067 | 10,157 | | | 10,157 |
| Sale of shares | 1,150 | 27,343 | 4,068 | 38,307 | | | 65,650 |
| Redemption of units for common shares | | | 393 | 3,303 | | | 3,303 |
| Fractional shares repurchased | | | (1) | (12) | | | (12) |
| BALANCE APRIL 30, 2004 | 1,150 | 27,343 | 41,693 | 292,400 | (41,083) | (31) | 278,629 |
| Comprehensive Income | | | | | | | |
| Net income | | | | | 15,076 | | 15,076 |
| Unrealized gain for the period on securities available- for-sale | | | | | | 9 | 9 |
| Total comprehensive income | | | | | | | $ 15,085 |
| Distributions - common shares | | | | | (27,892) | | (27,892) |
| Distributions - preferred shares | | | | | (2,404) | | (2,404) |
| Distribution reinvestment plan | | | 1,146 | 10,738 | | | 10,738 |
| Sale of shares | | (26) | 1,652 | 15,774 | | | 15,748 |
| Redemption of units for common shares | | | 701 | 5,306 | | | 5,306 |
| Fractional shares repurchased | | | (4) | (38) | | | (38) |
| BALANCE APRIL 30, 2005 | 1,150 | 27,317 | 45,188 | 324,180 | (56,303) | (22) | 295,172 |
| Comprehensive Income | | | | | | | |
| Net income | | | | | 11,567 | | 11,567 |
| Unrealized gain for the period on securities available- for-sale | | | | | | (26) | (26) |
| Total comprehensive income | | | | | | | $ 11,541 |
| Distributions - common shares | | | | | (29,985) | | (29,985) |
| Distributions - preferred shares | | | | | (2,372) | | (2,372) |
| Distribution reinvestment plan | | | 1,213 | 11,076 | | | 11,076 |
| Sale of shares | | | 15 | 139 | | | 139 |
| Redemption of units for common shares | | | 501 | 4,006 | | | 4,006 |
| Fractional shares repurchased | | | (2) | (17) | | | (17) |
| BALANCE APRIL 30, 2006 | 1,150 | $ 27,317 | 46,915 | $ 339,384 | $ (77,093) | $ (48) | $ 289,560 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF CASH FLOWS
*for the years ended April 30, 2006, 2005, and 2004*

| | *(in thousands)* | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net Income | $ 11,567 | $ 15,076 | $ 9,440 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 39,219 | 35,803 | 26,034 |
| Minority interest portion of income | 3,189 | 4,252 | 3,509 |
| Gain on sale of real estate, land and other investments | (3,293) | (8,605) | (662) |
| Interest reinvested in investment certificates | 127 | 243 | 303 |
| Loss on impairment of real estate investment | 409 | 570 | 62 |
| Bad debt expense, net of recoveries | 167 | 359 | 360 |
| Changes in other assets and liabilities: | | | |
| Increase in receivable arising from straight-lining of rents | (2,261) | (1,314) | (1,731) |
| (Increase) decrease in accounts receivable | (1,137) | 457 | (1,183) |
| Decrease (increase) in prepaid and other assets | 724 | 1,517 | (2,746) |
| Decrease (increase) in tax, insurance and other escrow | 175 | 2,233 | (3,098) |
| Increase in deferred charges and leasing costs | (2,914) | (2,921) | (2,426) |
| Increase in accounts payable, accrued expenses and other liabilities | 2,428 | 611 | 3,469 |
| Net cash provided by operating activities | 48,400 | 48,281 | 31,331 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Proceeds from sale of marketable securities - available-for-sale | 174 | 0 | 2,500 |
| Proceeds/payments of real estate deposits | 1,365 | (975) | (2,604) |
| Principal proceeds on mortgage loans receivable | 210 | 4,274 | 3,232 |
| Investment in mortgage loans receivable | 0 | 0 | (6,625) |
| Purchase of marketable securities - available-for-sale | (57) | (35) | (4,867) |
| Proceeds from sale of real estate, land and investments | 13,480 | 47,877 | 3,743 |
| Payments for acquisitions and improvement of real estate investments | (97,810) | (121,544) | (135,658) |
| Net cash used by investing activities | (82,638) | (70,403) | (140,279) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Proceeds from sale of common shares, net of issuance costs | 139 | 15,742 | 38,307 |
| Proceeds from sale of preferred shares, net of issuance costs | 0 | (26) | 27,343 |
| Proceeds from mortgages payable | 80,276 | 115,460 | 130,191 |
| Proceeds from minority partner Brenwood/Dixon | 248 | 161 | 0 |
| Proceeds from notes payable | 3,500 | 13 | 49,988 |
| Repurchase of fractional shares and minority interest units | (17) | (38) | (12) |
| Distributions paid to common shareholders, net of reinvestment | (19,649) | (17,923) | (15,173) |
| Distributions paid to preferred shareholders | (2,372) | (2,207) | (33) |
| Distributions paid to unitholders of operating partnership | (7,881) | (7,318) | (6,330) |
| Distributions paid to other minority partners | (189) | (1,064) | (1,555) |
| Redemption of investment certificates | (2,312) | (2,682) | (2,264) |
| Principal payments on mortgages payable | (23,482) | (61,097) | (62,125) |
| Principal payments on notes payable and other debt | (76) | (25,065) | (35,649) |
| Net cash provided by financing activities | 28,185 | 13,956 | 122,688 |
| NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS | (6,053) | (8,166) | 13,740 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 23,538 | 31,704 | 17,964 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 17,485 | $ 23,538 | $ 31,704 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*
*for the years ended April 30, 2006, 2005, and 2004*

| | *(in thousands)* | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES | | | |
| Distribution reinvestment plan | $ 10,336 | $ 9,969 | $ 9,433 |
| UPREIT distribution reinvestment plan | 741 | 769 | 724 |
| Preferred dividends payable | 0 | 197 | 33 |
| Property acquired through issue of shares | 0 | 32 | 0 |
| Real estate investment acquired through assumption of mortgage loans payable and accrual of costs | 0 | 21,071 | 25,660 |
| Mortgage loan receivable transferred to other assets | 0 | 0 | 158 |
| Mortgage loan receivable from sale of property | 0 | 0 | 475 |
| Other assets acquired | 129 | 134 | 0 |
| Other debt reclassified to mortgage payable | 539 | 0 | 0 |
| Assets acquired through the issuance of minority interest units in the operating partnership | 10,898 | 20,071 | 19,851 |
| Minority partner interest | 0 | 0 | 2,701 |
| Operating partnership units converted to shares | 4,006 | 5,306 | 3,303 |
| | | | |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | | |
| Cash paid during the year for: | | | |
| Interest on mortgages | $ 49,900 | $ 46,647 | $ 41,197 |
| Interest on investment certificates | 231 | 254 | 376 |
| Interest on margin account and other | 100 | 370 | 991 |
| | $ 50,231 | $ 47,271 | $ 42,564 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

## NOTE 1 • ORGANIZATION

Investors Real Estate Trust ("IRET" or the "Company") is a self-advised real estate investment trust engaged in acquiring, owning and leasing multi-family and commercial real estate. IRET has elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended. REITs are subject to a number of organizational and operational requirements, including a requirement to distribute 90% of ordinary taxable income to shareholders, and, generally, are not subject to federal income tax on net income. IRET's multi-family residential properties and commercial properties are located mainly in the states of North Dakota and Minnesota, but also in the states of Colorado, Idaho, Iowa, Georgia, Kansas, Montana, Nebraska, South Dakota, Texas, Michigan and Wisconsin. As of April 30, 2006, IRET owned 66 multi-family residential properties with approximately 8,648 apartment units and 145 commercial properties, consisting of office, medical, industrial and retail properties, totaling approximately 8.7 million net rentable square feet. IRET conducts a majority of its business activities through its consolidated operating partnership, IRET Properties, a North Dakota Limited Partnership (the "Operating Partnership"), as well as through a number of other subsidiary entities.

All references to IRET or the Company refer to Investors Real Estate Trust and its consolidated subsidiaries.

## NOTE 2 • BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of IRET and all subsidiaries in which it maintains a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends April 30th.

The accompanying consolidated financial statements include the accounts of IRET and its general partnership interest in the Operating Partnership. The Company's interest in the Operating Partnership was 77.4% as of April 30, 2006, which includes 100% of the general partnership interest. The limited partners have a redemption option that they may exercise. Upon exercise of the redemption option by the limited partners, IRET has the option of redeeming the limited partners' interests ("Units") for IRET common shares of beneficial interest, on a one-for-one basis, or for cash payment to the unitholder. The redemption generally may be exercised by the limited partners at any time after the first anniversary of the date of the acquisition of the Units (provided, however, that not more than two redemptions by a limited partner may occur during each calendar year, and each limited partner may not exercise the redemption for less than 1,000 Units, or, if such limited partner holds less than 1,000 Units, for all of the Units held by such limited partner). Some limited partners have contractually agreed to a holding period of greater than one year.

The consolidated financial statements also reflect the ownership by the Operating Partnership of certain joint venture entities in which the Operating Partnership has a general partner or controlling interest. These entities are consolidated into IRET's other operations with minority interests reflecting the minority partners' share of ownership and income and expenses.

### RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 153, *Exchanges of Nonmonetary Assets - Amendment of APB Opinion No. 29.* The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 on its effective date did not have a material effect on the Company's consolidated financial statements.

**NOTE 2** • *continued*

In March 2005, the FASB issued FIN 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, Asset Retirement Obligations*. FIN 47 provides clarification of the term "conditional asset retirement obligation" as used in SFAS 143, defined as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. Under this standard, a company must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 became effective in the Company's fiscal quarter ended April 30, 2006. Certain of the Company's real estate assets contain asbestos, lead and/or underground fuel tanks. Although these materials are appropriately contained, in accordance with current environmental regulations, the Company's practice is to remediate asbestos and lead upon the renovation or redevelopment of its properties, if such renovation or redevelopment would disturb the contained materials, and to remove underground fuel tanks if they are no longer in use. The majority of the Company's real estate assets containing asbestos, lead and/or underground fuel tanks are not currently slated for renovation, redevelopment or fuel tank removal and, accordingly, the Company has determined that at this time there is not sufficient information available to reasonably estimate the fair value of the liability The costs associated with asbestos, lead and/or underground fuel tank abatement or removal for those few properties which IRET does have current plans to renovate, demolish or sell have been estimated by IRET and are immaterial, individually and in the aggregate. Accordingly, the adoption of FIN 47 did not have a material impact on the Company's consolidated financial statements.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 04-05, "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). EITF 04-05 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership or a similar entity. EITF 04-05 became effective on June 29, 2005, for all newly formed or modified limited partnership arrangements and January 1, 2006 for all existing limited partnership arrangements. The Company believes that the adoption of this standard will not have a material effect on its consolidated financial statements.

## USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## REAL ESTATE INVESTMENTS

Real estate investments are recorded at cost less accumulated depreciation and an adjustment for impairment, if any. Acquisitions of real estate investments are recorded based upon preliminary allocations of the purchase price which are subject to adjustment as additional information is obtained, but in no case more than one year after the date of acquisition. The Company allocates the purchase price to the fair value of the tangible and intangible assets of an acquired property (which includes the land, building, and personal property) which are determined by valuing the property as if it were vacant and to fair value of the intangible assets (which include in-place leases.) The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair values of these assets. The estimated fair value of the property is the amount that would be recoverable upon the disposition of the property. Techniques used to estimate fair value include discounted cash flow analysis, independent appraisals, and reference to recent sales of comparables. A land value is assigned based on the purchase price if land is acquired separately or based on estimated market value if acquired in a merger or in a single or portfolio acquisition.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.

NOTE 2 • *continued*

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. The Company also considers information about each property obtained during its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a 20-40 year estimated life for buildings and improvements and a 5-12 year estimated life for furniture, fixtures and equipment.

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years. Property sales or dispositions are recorded when title transfers and sufficient consideration has been received by the Company.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets,* the Company periodically evaluates its long-lived assets, including its investments in real estate, for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. If indicators exist, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recorded for the difference between the estimated fair value and the carrying amount of the asset.

**REAL ESTATE HELD FOR SALE**

Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal costs. Depreciation is not recorded on assets classified as held for sale.

In the normal course of business IRET will receive offers to purchase its properties, either solicited or unsolicited. For those offers that are accepted, the prospective buyer will usually require a due diligence period before completion of the transaction. It is not unusual for matters to arise that result in the withdrawal or rejection of the offer during this process. As a result, real estate is not classified as "held-for-sale" until it is probable, in the opinion of management, that a property will be disposed of in the near term, even if sale negotiations for such property are currently under way.

The Company reports, in discontinued operations, the results of operations of a property that has either been disposed of or is classified as held for sale and the related gains or losses, and as a result of discontinued operations, retroactive reclassifications that change prior year numbers have been made.

**IDENTIFIED INTANGIBLE ASSETS AND GOODWILL**

Upon acquisition of real estate, the Company records the intangible assets acquired (for example, if the leases in place for the real estate property acquired carry rents above the market rent, the difference is classified as an intangible asset) at their estimated fair value separate and apart from goodwill. The Company amortizes identified intangible assets that are determined to have finite lives based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the real estate property acquired (generally the life of the lease). In fiscal years 2006 and 2005, the Company added $6,898,000 and $15,779,000 of new intangible assets, respectively (net of amortization expense of $1,366,000 and $3,503,000) all of which were classified as in-place leases. The weighted average life of these intangibles are 6.1 years for fiscal 2006 and 5.5 years for fiscal year 2005. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

NOTE 2 • *continued*

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

As of April 30, 2006 and 2005, respectively, the net carrying amounts of the Company's identified intangible assets, were $26,449,000 and $24,517,000 (net of accumulated amortization of $14,718,000 and $7,724,000), respectively. The estimated annual amortization of the Company's identified intangible assets for each of the five succeeding years is as follows:

| Year Ended April 30, | *(in thousands)* |
|---|---|
| 2007 | $ 6,950 |
| 2008 | 5,536 |
| 2009 | 3,418 |
| 2010 | 2,578 |
| 2011 | 1,839 |

Goodwill of $1,645,000 was recorded by the Company in July 2000 from the purchase of the Company's former advisor, Odell-Wentz & Associates LLC. Prior to its adoption of SFAS No. 142, the Company elected to amortize the goodwill over a fifteen-year period. Following adoption of SFAS No. 142 on May 1, 2002, the Company ceased amortization and annually reviews the fair market value of the asset, the carrying amount of which was $1,441,000 as of April 30, 2006 and 2005, for impairment. The annual reviews for years ended April 30, 2006 and 2005 indicated no impairment.

## PROPERTY AND EQUIPMENT

Property and equipment consists of the administrative office buildings and equipment contained at IRET's headquarters in Minot, North Dakota, and other locations in Minneapolis, Minnesota. The balance sheet reflects these assets at cost, net of accumulated depreciation. As of April 30, 2006 and 2005, the cost was $1.5 million and $2.5 million, respectively. Accumulated depreciation was $0.9 million and $0.7 million as of April 30, 2006 and 2005, respectively.

## MORTGAGE LOANS RECEIVABLE

The mortgage loan receivable is stated at the outstanding principal balance, net of an allowance for uncollectibility. Interest income is accrued and reflected in the balance. Non-performing loans are recognized as impaired in conformity with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* The Company evaluates the collectibility of both interest and principal of each of its loans, if circumstances warrant, to determine whether the loan is impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. An allowance is recorded to reduce impaired loans to their estimated fair value. Interest on impaired loans is recognized on a cash basis.

## CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash and highly liquid investments purchased with maturities of three months or less. Cash and cash equivalents consist of the Company's bank deposits and short-term investment certificates acquired subject to repurchase agreements, and the Company's deposits in a money market mutual fund.

## MARKETABLE SECURITIES

IRET's investments in marketable securities are classified as "available-for-sale." The securities classified as "available-for-sale" represent investments in debt and equity securities which the Company intends to hold for an indefinite period of time. These securities are valued at current market value with the resulting unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity until realized. Gains or losses on these securities are computed based on the amortized cost of the specific securities when sold.

NOTE 2 • *continued*

All securities with unrealized losses are subjected to the Company's process for identifying other-than-temporary impairments. The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be other-than-temporarily impaired. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors in making this assessment. Those factors include, but are not limited to, the length and severity of the decline in value and changes in the credit quality of the issuer or underlying assets. The Company does not engage in trading activities.

## ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management evaluates the appropriate amount of the allowance for doubtful accounts by assessing the recoverability of individual real estate mortgage loans and rent receivables, through a comparison of their carrying amount with their estimated realizable value. Management considers tenant financial condition, credit history and current economic conditions in establishing these allowances. Receivable balances are written off when deemed uncollectible. Recoveries of receivables previously written off, if any, are recorded when received. A summary of the changes in the allowance for doubtful accounts for fiscal years ended April 30, 2006, 2005 and 2004 is as follows:

| | *(in thousands)* | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Balance at beginning of year | $ 725 | $ 475 | $ 115 |
| Provision | 230 | 438 | 360 |
| Write-off | (230) | (188) | 0 |
| Balance at close of year | $ 725 | $ 725 | $ 475 |

## TAX, INSURANCE, AND OTHER ESCROW

Tax, insurance, and other escrow includes funds deposited with a lender for payment of real estate tax and insurance, and reserves for funds to be used for replacement of structural elements and mechanical equipment of certain projects. The funds are under the control of the lender. Disbursements are made after supplying written documentation to the lender.

## REAL ESTATE DEPOSITS

Real estate deposits include funds held by escrow agents to be applied toward the purchase of real estate or the payment of loan costs associated with loan placement or refinancing.

## DEFERRED LEASING AND LOAN ACQUISITION COSTS

Costs and commissions incurred in obtaining tenant leases are amortized on the straight-line method over the terms of the related leases. Costs incurred in obtaining long-term financing are amortized over the life of the loan and charged to interest expense over the terms of the related debt agreements.

## MINORITY INTERESTS

Interests in the Operating Partnership held by limited partners are represented by Units. The Operating Partnership's income is allocated to holders of Units based upon the ratio of their holdings to the total Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the Operating Partnership agreement.

IRET reflects minority interests in Minnesota Medical Investors LLC, Mendota Properties LLC, IRET–BD LLC, IRET-Candlelight LLC, IRET-Golden Jack LLC, and IRET-1715 YDR LLC on the balance sheet for the portion of properties consolidated by IRET that are not wholly owned by IRET. The earnings or losses from these properties attributable to the minority interests are reflected as minority interest portion of other partnerships' income in the consolidated statements of operations.

**NOTE 2** • *continued*

## INCOME TAXES

IRET operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to shareholders. The Company intends to distribute all of its taxable income and realized capital gains from property dispositions within the prescribed time limits and, accordingly, there is no provision or liability for income taxes shown on the accompanying consolidated financial statements.

IRET conducts its business activity as an Umbrella Partnership Real Estate Investment Trust ("UPREIT") through its Operating Partnership. UPREIT status allows IRET to accept the contribution of real estate in exchange for Units. Generally, such a contribution to a limited partnership allows for the deferral of gain by an owner of appreciated real estate.

## REVENUE RECOGNITION

Residential rental properties are leased under operating leases with terms generally of one year or less. Commercial properties are leased under operating leases to tenants for various terms exceeding one year. Lease terms often include renewal options. Rental revenue is recognized on the straight-line basis, which averages minimum required rents over the terms of the leases. Rents recognized in advance of collection are reflected as receivable arising from straight-lining of rents, net of allowance for doubtful accounts. Rent concessions, including free rent, are amortized on a straight-line basis over the terms of the related leases.

Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenue in the period the applicable expenditures are incurred. IRET receives payments for these reimbursements from substantially all of its multi-tenant commercial tenants throughout the year.

A number of the commercial leases provide for a base rent plus a percentage rent based on gross sales in excess of a stipulated amount. These percentage rents are recorded once the required sales level is achieved and are included in rental income at that time.

Interest on mortgage loans receivable is recognized in income as it accrues during the period the loan is outstanding. In the case of non-performing loans, income is recognized as discussed in above in the Mortgage Loans Receivable section of this Note 2.

## NET INCOME PER SHARE

Basic net income per share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period. The potential exchange of Units for common shares will have no effect on diluted net income per share as Unitholders and common shareholders effectively share equally in the net income of the Operating Partnership.

## RECLASSIFICATIONS

Certain previously reported amounts have been reclassified to conform to the current financial statement presentation. The Company reports, in discontinued operations, the results of operations of a property that has either been disposed of or is classified as held for sale and the related gains or losses, and as a result of discontinued operations, retroactive reclassifications that change prior year numbers have been made.

## NOTE 3 • CREDIT RISK

The Company is potentially exposed to credit risk in respect of cash deposited with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

**NOTE 3** • *continued*

IRET has entered into a cash management arrangement with First Western Bank with respect to deposit accounts that exceed FDIC Insurance coverage. On a daily basis, account balances are invested in United States government securities sold to IRET by First Western Bank. IRET can require First Western Bank to repurchase such securities at any time, at a purchase price equal to what IRET paid for the securities plus interest. First Western Bank automatically repurchases securities when collected amounts on deposit in IRET's deposit accounts fall below the maximum insurance amount, with the proceeds of such repurchases being transferred to IRET's deposit accounts to bring the amount on deposit back up to the threshold amount. The amounts invested by IRET pursuant to the repurchase agreement are not insured by FDIC.

## NOTE 4 • PROPERTY OWNED

Property, consisting principally of real estate, is stated at cost less accumulated depreciation of $1,120.8 million and $1,061.3 million as of April 30, 2006, and April 30, 2005, respectively.

Construction period interest of $21,058, $137,591, and $148,922, has been capitalized for the years ended April 30, 2006, 2005, and 2004, respectively.

The future minimum lease proceeds to be received under leases for commercial properties as of April 30, 2006, assuming that no options to renew or buy out the lease are exercised, are as follows:

| Year Ended April 30, | | *(in thousands)* |
|---|---|---|
| 2007 | $ | 67,325 |
| 2008 | | 60,714 |
| 2009 | | 52,840 |
| 2010 | | 46,354 |
| 2011 | | 36,095 |
| Thereafter | | 179,057 |
| | $ | 442,385 |

During fiscal 2006, the Company incurred a loss of $409,000 due to impairment of two properties. For the year ended April 30, 2005, the Company incurred a loss of $570,000 due to impairment on one property. For the year ended April 20, 2004, the Company incurred a loss of $62,000 due to impairment on one property. The 2005 and 2004 impairment losses were related to properties held for sale; accordingly such losses are included in discontinued operations (Note 13).

## NOTE 5 • MORTGAGE LOAN RECEIVABLE - NET

The mortgage loan receivable consists of one loan that is collateralized by real estate. The interest rate on this loan is 6.0% and this mortgage loan receivable matures in 2010. Future principal payments due under this mortgage loan as of April 30, 2006, are as follows:

| Year Ended April 30, | | *(in thousands)* |
|---|---|---|
| 2007 | $ | 23 |
| 2008 | | 24 |
| 2009 | | 25 |
| 2010 | | 362 |
| Less allowance for doubtful accounts | | (25) |
| | $ | 409 |

There were no non-performing mortgage loan receivables as of April 30, 2006, and 2005.

## NOTE 6 • MARKETABLE SECURITIES

The amortized cost and fair value (estimated market values) of marketable securities available-for-sale at April 30, 2006 and 2005 are as follows. These marketable securities are securities of various issuers, primarily U.S. government, U.S. agency and corporate bonds, held in IRET Properties' security deposit account with Merrill Lynch:

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| 2006 | | | | |
| US Government & Agency Debt Securities | $ 196 | $ 0 | $ 6 | $ 190 |
| Agency MBS | 779 | 0 | 30 | 749 |
| Corporate Bonds | 553 | 0 | 12 | 541 |
| Bank Certificates of Deposit | 875 | 0 | 0 | 875 |
| Other | 47 | 0 | 0 | 47 |
| | $ 2,450 | $ 0 | $ 48 | $ 2,402 |

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| 2005 | | | | |
| US Government & Agency Debt Securities | $ 159 | $ 0 | $ 4 | $ 155 |
| Agency MBS | 777 | 0 | 13 | 764 |
| Corporate Bonds | 570 | 0 | 5 | 565 |
| Bank Certificates of Deposit | 869 | 0 | 0 | 869 |
| Other | 106 | 0 | 0 | 106 |
| | $ 2,481 | $ 0 | $ 22 | $ 2,459 |

As of April 30, 2006, the investment in Marketable Securities, at cost, will mature as follows:

| | *(in thousands)* | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| US Government & Agency Debt Securities | $ 196 | $ 0 | $ 77 | $ 80 | $ 39 |
| Agency MBS | 779 | 0 | 126 | 75 | 578 |
| Corporate Bonds | 553 | 51 | 414 | 88 | 0 |
| Bank Certificates of Deposit | 875 | 875 | 0 | 0 | 0 |
| Other | 47 | 0 | 0 | 0 | 0 |
| Total | $ 2,450 | $ 973 | $ 617 | $ 243 | $ 617 |

There were no realized gains or losses on sales of securities available-for-sale for the fiscal years ended April 30, 2006, 2005 and 2004. None of the securities with an unrealized loss at April 30, 2006 are considered to be other-than-temporarily impaired.

## NOTE 7 • NOTES PAYABLE AND OTHER DEBT

IRET has lines of credit with three financial institutions as of April 30, 2006. Interest payments on outstanding borrowings are due monthly. These credit facilities are summarized in the following table:

| | *(in thousands)* | | | | | |
|---|---|---|---|---|---|---|
| **Financial Institution** | **Amount Available** | **Amount Outstanding as of April 30, 2006** | **Amount Outstanding as of April 30, 2005** | **Applicable Interest Rate as of April 30, 2006** | **Maturity Date** | **Weighted Average Int. Rate on Borrowings during fiscal year 2006** |
| Lines of Credit | | | | | | |
| First Western Bank & Trust | $ 10,000 | $ 3,500 | $ 0 | 7.75% | 10/15/06 | 5.29% |
| First Int'l Bank & Trust | 10,000 | 0 | 0 | 7.75% | 12/13/06 | 5.75% |
| Bremer Bank | 10,000 | 0 | 0 | 7.75% | 9/14/06 | 5.67% |
| Total | $ 30,000 | $ 3,500 | $ 0 | | | |

The three lines of credit bear interest at a variable interest rate tied to the prime lending rate as published in the Wall Street Journal (in the case of the First Western Bank & Trust and First International Bank & Trust credit facilities) and the New York Prime as published in the Wall Street Journal, or Libor plus 2.5% for periods of 90 days or more (in respect of the Bremer Bank credit facility).

## NOTE 8 • MORTGAGES PAYABLE

The Company's mortgages payable are collateralized by substantially all of its properties owned. Interest rates on mortgages payable range from 4.46% to 8.25%, and the mortgages have varying maturity dates from January 1, 2007, through August 1, 2036.

Of the mortgages payable, the balances of fixed rate mortgages totaled $741.6 million and $681.5 million, and the balances of variable rate mortgages totaled $24.3 million and $27.0 million as of April 30, 2006, and 2005, respectively. Most of the fixed rate mortgages have substantial pre-payment penalties. As of April 30, 2006, the weighted average rate of interest on the Company's mortgage debt was 6.03%, compared to 6.08% on April 30, 2005. The aggregate amount of required future principal payments on mortgages payable as of April 30, 2006, is as follows:

| **Year Ended April 30,** | *(in thousands)* |
|---|---|
| 2007 | $ 24,168 |
| 2008 | 41,796 |
| 2009 | 45,823 |
| 2010 | 108,288 |
| 2011 | 100,472 |
| Later Years | 445,343 |
| Total payments | $ 765,890 |

## NOTE 9 • INVESTMENT CERTIFICATES ISSUED

IRET has sold unsecured investment certificates to the public. The fixed interest rates vary from 6.5% to 9.0% per annum, depending on the term of the security. Interest is paid annually, semiannually, or quarterly on the anniversary date of issuance. IRET has discontinued the sale of investment certificates and the outstanding certificates will be redeemed at maturity as follows:

| **Year Ended April 30,** | *(in thousands)* |
|---|---|
| 2007 | $ 2,440 |
| 2008 | 0 |
| 2009 | 11 |
| | $ 2,451 |

## NOTE 10 • TRANSACTIONS WITH RELATED PARTIES

### PROPERTY MANAGEMENT SERVICES

In fiscal 2006 and 2005, the Company paid management fees to Hoyt Properties in the amount of $641,046 and $682,286, respectively, a portion of which was reimbursed by tenants. Additionally, during those same periods, the Company paid leasing commissions to Hoyt Properties in the amount of $172,875 and $49,309, respectively. Hoyt Properties is owned by Steven B. Hoyt, a former member of the Company's Board of Trustees. Mr. Hoyt resigned from the Company's Board of Trustees on September 21, 2004 at the expiration of his term of office.

### PROPERTY ACQUISITIONS

During fiscal year 2005, the Company acquired four office/warehouse buildings from a limited liability company in which Steven Hoyt was a member. The Company closed on its purchase of these buildings, the Plymouth I, II and III office buildings in Plymouth, Minnesota, and the Northgate I office building in Maple Grove, Minnesota, on June 30, 2004. At the time of the transaction, Mr. Hoyt was a trustee of the Company. The buildings together contain approximately 157,935 square feet. The Company paid approximately $14,000,000 for these properties, excluding closing costs. Of the $14,000,000 purchase price, $13,900,000 was paid in cash, and the remainder was paid through the issuance to the sellers of 10,000 Units valued at $10 per Unit. Independent appraisals were obtained by the Company for this property acquisition, and the purchase price was based on the results of these appraisals.

### SECURITY SALE SERVICES

D.A. Davidson & Co. is an investment banking firm that has participated in offerings of the Company's shares of beneficial interest, and may in the future continue to participate in sales of the Company's shares and provide investment banking services to the Company. John F. Decker, formerly a member of the Company's Board of Trustees, is an employee of D.A. Davidson. Mr. Decker resigned from the Company's Board of Trustees on September 21, 2004, at the expiration of his term of office.

The Company paid no fees to Mr. Decker or to D.A. Davidson during fiscal years 2006 and 2005.

In the first of the Company's two offerings of common shares of beneficial interest during fiscal year 2004, conducted in September 2003, D.A. Davidson participated, on a best-efforts basis, as a member of the selling syndicate, and sold 250,000 shares. In connection with this offering, the Company authorized and paid D.A. Davidson commissions in the amount of $150,000. D.A. Davidson did not participate in the Company's second offering of common shares of beneficial interest in April 2004.

D.A. Davidson served as book-running manager and representative of the underwriters for the Company's April 2004 offering of Series A cumulative redeemable preferred shares of beneficial interest. In connection with this offering, the Company paid D.A. Davidson a fee of $1,078,125 and reimbursed D.A. Davidson for legal and other expenses in the amount of $100,000.

In October 2003 and April 2004, the Company paid D.A. Davidson fees of $19,500 and $77,849, respectively, for the services of Mr. Decker's son as a broker-dealer in representing certain clients who contributed real property in exchange for Units.

### PURCHASE OPTION

On February 1, 2003, the Company entered into a merger agreement with the T. F. James Company. As part of the merger agreement, two affiliated entities of the T. F. James Company were granted the right to purchase certain real property acquired by the Company as a result of the merger. Charles Wm. James, a former executive officer of the Company and a former member of the Company's Board of Trustees, has an ownership interest in these entities. Under the terms of the agreement, one of the entities had the option, but not the obligation, to purchase a commercial strip mall located in Excelsior, Minnesota, for the price the Company paid to acquire the property, plus an annual Consumer Price Index increase. This option was exercised during the fourth quarter of fiscal year 2006, and Mr. James resigned from the Company's Board of Trustees.

NOTE 10 • *continued*

### VEHICLE PURCHASES

During fiscal year 2005, the Company purchased four vehicles from Fisher Motors, Inc., an automobile dealership wholly-owned by John D. Stewart, a member of the Company's Board of Trustees. The Company paid approximately $100,000 for these four vehicles, which were purchased for the use of Company employees, including the Company's Chief Operating Officer. The Company purchased no vehicles from Fisher Motors during fiscal years 2006 and 2004.

### BANKING SERVICES

The Company maintains an unsecured line of credit with First International Bank and Trust, Watford City, N.D. In December 2005, the amount available to be borrowed under this line of credit was increased to $10 million from $5 million. During fiscal year 2006, IRET's interest charges were $14,167 for borrowings under the First International line of credit. In addition, IRET maintains a number of checking accounts with First International. During fiscal year 2006, IRET paid less than $500 in total in various wire transfer and other fees charged on these checking accounts. Interest and fees paid on the First International line of credit and checking accounts totaled $543 in fiscal year 2005, and $48,793 in fiscal year 2004. Steven L. Stenehjem, a member of the Company's Board of Trustees and the Chairman of the Company's Audit Committee, is the President and Chief Executive Officer of First International, and the bank is owned by Mr. Stenehjem and members of his family.

## NOTE 11 • ACQUISITIONS AND DISPOSITIONS IN FISCAL YEARS 2006 AND 2005

### PROPERTY ACQUISITIONS

IRET Properties paid approximately $93.4 million for real estate properties added to its portfolio during fiscal 2006, compared to $146.4 million paid in fiscal 2005. The fiscal 2006 and 2005 additions are detailed below.

**Fiscal 2006** *(May 1, 2005 to April 30, 2006)*

| Fiscal 2006 Acquisitions | *(in thousands)* Purchase Price |
|---|---|
| *Multi-Family Residential* | |
| 36-unit Legacy 7 - Grand Forks, ND | $ 2,445 |
| | 2,445 |
| *Commercial Property—Office* | |
| 15,594 sq. ft. Spring Valley IV Office Building - Omaha, NE | 1,250 |
| 23,913 sq. ft. Spring Valley V Office Building - Omaha, NE | 1,375 |
| 24,000 sq. ft. Spring Valley X Office Building - Omaha, NE | 1,275 |
| 24,000 sq. ft. Spring Valley XI Office Building - Omaha, NE | 1,250 |
| 30,000 sq. ft. Brook Valley I Office Building - La Vista, NE | 2,100 |
| 146,087 sq. ft. Northpark Corporate Center - Arden Hills, MN | 18,597 |
| | 25,847 |
| *Commercial Property—Medical (including assisted living)* | |
| 74,112 sq. ft. Edgewood Vista - Bismarck, ND | 10,750 |
| 60,161 sq. ft. Edgewood Vista - Spearfish, SD | 6,687 |
| 82,535 sq. ft. Edgewood Vista - Brainerd, MN | 10,625 |
| 160,485 sq. ft. Edgewood Vista - Hermantown, MN | 12,315 |
| 50,409 sq. ft. Ritchie Medical Plaza - St. Paul, MN | 10,750 |
| 54,971 sq. ft. 2800 Medical Building - Minneapolis, MN | 9,000 |
| 47,950 sq. ft. Stevens Point - Stevens Point, WI | 4,215 |
| | 64,342 |
| *Undeveloped Property* | |
| Stevens Point Undeveloped - Stevens Point, WI | 310 |
| Eagan Vacant Land - Eagan, MN | 423 |
| | 733 |
| Total Fiscal 2006 Property Acquisitions | $ 93,367 |

**NOTE 11** • *continued*

**Fiscal 2005** *(May 1, 2004 to April 30, 2005)*

| Fiscal 2005 Acquisitions | (in thousands) Purchase Price |
|---|---|
| *Multi-Family Residential* | |
| 54-unit Southbrook Court and Mariposa Lane Townhomes - Topeka, KS | $ 5,500 |
| 36-unit Legacy 5 - Grand Forks, ND | 2,738 |
| 36-unit Legacy 6 - Grand Forks, ND | 2,607 |
| 140-unit Olympik Village - Rochester, MN | 7,100 |
| | 17,945 |
| *Commercial Property – Office* | |
| 26,186 sq. ft. Plymouth I Office Building - Plymouth, MN | 1,864 |
| 26,186 sq. ft. Plymouth II Office Building - Plymouth, MN | 1,748 |
| 26,186 sq. ft. Plymouth III Office Building - Plymouth, MN | 2,214 |
| 79,377 sq. ft. Northgate I Office Building - Maple Grove, MN | 8,175 |
| 185,000 sq. ft. Crosstown Circle Office Building - Eden Prairie, MN | 22,000 |
| 81,173 sq. ft. Highlands Ranch II Office Building - Highlands Ranch, CO | 12,800 |
| 86,428 sq. ft. Wells Fargo Center - Bloomington, MN | 9,201 |
| 153,947 sq. ft. US Bank - Bloomington, MN | 20,300 |
| | 78,302 |
| *Commercial Property – Medical* | |
| 52,300 sq. ft. Nebraska Orthopaedic Hospital Expansion Project - Omaha, NE | 20,597 |
| 45,081 sq. ft. Pavilion I Clinic - Duluth, MN | 10,900 |
| 60,294 sq. ft. High Pointe Health Campus Phase I (East Metro Medical Building) - Lake Elmo, MN | 13,050 |
| | 44,547 |
| *Commercial Property – Retail* | |
| 46,720 sq. ft. Sleep Inn Hotel - Brooklyn Park, MN | 2,750 |
| 4,000 sq. ft. single tenant retail building (former Payless building) - Fargo, ND | 375 |
| | 3,125 |
| *Undeveloped Property* | |
| * Legacy VII - Grand Forks, ND | 2,443 |
| | 2,443 |
| Total Fiscal 2005 Property Acquisitions | $ 146,362 |

* = Property not placed in service at April 30, 2005. Additional costs were still to be incurred.

## PROPERTY DISPOSITIONS

During fiscal year 2006, IRET Properties disposed of 17 properties and two undeveloped properties for an aggregate sale price of $14.2 million, compared to 17 properties and one parcel of undeveloped land sold for $48.9 million in total during fiscal year 2005. Real estate assets sold by IRET during fiscal 2006 were as follows:

| Fiscal 2006 Dispositions | (in thousands) Sales Price | Book Value and Sales Cost | Gain |
|---|---|---|---|
| *Commercial - Office* | | | |
| 1,600 sq. ft. Greenwood Chiropractic - Greenwood, MN | $ 490 | $ 345 | $ 145 |
| *Commercial – Retail* | | | |
| 3,000 sq. ft. Centerville Convenience Store - Centerville, MN | 340 | 324 | 16 |
| 4,800 sq. ft. East Bethel C-Store - East Bethel, MN | 660 | 498 | 162 |
| 6,325 sq. ft. Lino Lake Strip Center - Lino Lakes, MN | 650 | 462 | 188 |
| 8,400 sq. ft. IGH Strip Center - Inver Grove Heights, MN | 1,280 | 940 | 340 |
| 46,720 sq. ft. Sleep Inn - Brooklyn Park, MN | 3,350 | 2,990 | 360 |
| 7,993 sq. ft. Excelsior Strip Center - Excelsior, MN | 965 | 891 | 74 |
| 3,000 sq. ft. Andover C-Store Andover, MN | 383 | 308 | 75 |
| 6,266 sq. ft. Oakdale Strip Center - Oakdale, MN | 1,050 | 745 | 305 |

| | | | |
|---|---|---|---|
| *Commercial – Retail - continued* | | | |
| 6,225 sq. ft. Rochester Auto - Rochester, MN | 465 | 431 | 34 |
| 3,650 sq. ft. Lakeland C-Store - Lakeland, MN | 610 | 436 | 174 |
| 4,000 sq. ft. Lindstrom C-Store - Lindstrom, MN | 450 | 345 | 105 |
| 3,571 sq. ft. Mora C-Store - Mora, MN | 380 | 296 | 84 |
| 3,000 sq. ft. Shoreview C-Store - Shoreview, MN | 400 | 326 | 74 |
| 8,750 sq. ft. Blaine Strip Center - - Blaine, MN | 990 | 599 | 391 |
| 3,444 sq. ft. St. Louis Park Retail - St. Louis Park, MN | 845 | 365 | 480 |
| 3,864 sq. ft. Mound Strip Center - Mound, MN | 550 | 358 | 192 |
| *Undeveloped Property* | | | |
| 40,000 sq. ft. Centerville Undeveloped Land - Centerville, MN | 110 | 105 | 5 |
| Andover Vacant Land - Andover, MN | 230 | 164 | 66 |
| Total Fiscal 2006 Property Dispositions | $ 14,198 | $ 10,928 | $ 3,270 |

Properties sold by IRET during fiscal 2005 were as follows:

| | *(in thousands)* | | |
|---|---|---|---|
| **2005 Dispositions** | **Sales Price** | **Book Value and Sales Cost** | **Gain** |
| *Multi-Family Residential* | | | |
| 204-unit Ivy Club Apartments - Vancouver, WA | $ 12,250 | $ 12,070 | $ 180 |
| 26-unit Beulah Condominiums - Beulah, ND | 96 | 96 | 0 |
| 36-unit Parkway Apartments - Beulah, ND | 159 | 159 | 0 |
| 18-unit Dakota Arms Apartments - Minot, ND | 825 | 566 | 259 |
| 100-unit Van Mall Woods Apartments - Vancouver, WA | 6,900 | 5,625 | 1,275 |
| 192-unit Century Apartments - Williston, ND | 4,599 | 2,658 | 1,941 |
| 18-unit Bison Apartments - Carrington, ND | 215 | 161 | 54 |
| 17-unit Bison Apartments - Cooperstown, ND | 185 | 135 | 50 |
| *Commercial – Office* | | | |
| 62,585 sq. ft. Flying Cloud Building – Eden Prairie, MN | 5,750 | 5,750 | 0 |
| *Commercial - Medical (assisted living facility)* | | | |
| 97,821 sq. ft. Edgewood Vista - Minot, ND | 7,210 | 5,676 | 1,534 |
| 5,100 sq. ft. Edgewood Vista - Belgrade, MT | 509 | 433 | 76 |
| 5,100 sq. ft. Edgewood Vista - Columbus, NE | 509 | 435 | 74 |
| 5,100 sq. ft. Edgewood Vista - Grand Island, NE | 509 | 434 | 75 |
| 16,392 sq. ft. Edgewood Vista - East Grand Forks, MN | 1,639 | 1,312 | 327 |
| *Commercial – Retail* | | | |
| 30,000 sq. ft. Barnes & Noble Store - Fargo, ND | 4,590 | 2,916 | 1,674 |
| 18,040 sq. ft. Petco Store - Fargo, ND | 2,160 | 1,209 | 951 |
| 4,800 sq. ft. single tenant retail building (former Tom Thumb store) - Ham Lake, MN | 650 | 518 | 132 |
| *Undeveloped Property* | | | |
| 205,347 sq. ft. parcel of vacant land - Libby, MT | 151 | 151 | 0 |
| Total Fiscal 2005 Property Dispositions | $ 48,906 | $ 40,304 | $ 8,602 |

## NOTE 12 • OPERATING SEGMENTS

IRET is engaged in acquiring, owning and leasing multi-family residential and commercial real estate. Each property is considered a separate operating segment. Each segment on a stand-alone basis is less than 10% of the revenues, profit or loss, and assets of the combined reported operating segments, and meets the aggregation criteria under SFAS No. 131. IRET reports its results in five segments: multi-family residential properties, and commercial office, medical (including assisted living facilities), industrial (including miscellaneous commercial properties) and retail properties. The revenues, profit (loss) and assets for these reportable segments are summarized as follows, as of and for the fiscal years ended April 30, 2006, 2005 and 2004, along with reconciliations to the consolidated financial statements:

### Year Ended April 30, 2006

| | *(in thousands)* | | | | | |
|---|---|---|---|---|---|---|
| | **Multi-Family Residential** | **Commercial-Office** | **Commercial-Medical** | **Commercial-Industrial** | **Commercial-Retail** | **Total** |
| Real Estate Revenue | $ 63,363 | $ 57,523 | $ 32,184 | $ 6,372 | $ 13,357 | $ 172,799 |
| Expenses | | | | | | |
| Mortgage interest | 18,373 | 14,777 | 10,608 | 2,240 | 4,155 | 50,153 |
| Depreciation related to real estate investments | 11,614 | 14,319 | 7,065 | 1,551 | 2,634 | 37,183 |
| Utilities | 6,757 | 4,812 | 1,600 | 91 | 415 | 13,675 |
| Maintenance | 8,069 | 7,590 | 2,471 | 201 | 1,161 | 19,492 |
| Real estate taxes | 7,142 | 8,028 | 2,283 | 771 | 1,799 | 20,023 |
| Insurance | 1,432 | 707 | 298 | 81 | 189 | 2,707 |
| Property management | 7,185 | 2,489 | 1,662 | 108 | 560 | 12,004 |
| Total segment expense | 60,572 | 52,722 | 25,987 | 5,043 | 10,913 | 155,237 |
| Segment operating profit | $ 2,791 | $ 4,801 | $ 6,197 | $ 1,329 | $ 2,444 | 17,562 |
| Reconciliation to consolidated operations: | | | | | | |
| Interest discounts and fee revenue | | | | | | 1,241 |
| Amortization and other interest expense | | | | | | (1,237) |
| Depreciation – furniture and fixtures | | | | | | (230) |
| Administrative, advisory and trustee fees | | | | | | (3,895) |
| Operating expenses | | | | | | (1,292) |
| Amortization related to non-real estate investments and related party costs | | | | | | (745) |
| Loss on impairment (commercial-retail segment) | | | | | | (409) |
| Income before minority interest and discontinued operations and gain on sale of other investments | | | | | | $ 10,995 |

NOTE 12 • *continued*

## Year Ended April 30, 2005

| | (in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | Multi-Family Residential | Commercial-Office | Commercial-Medical | Commercial-Industrial | Commercial-Retail | Total |
| Real Estate Revenue | $ 60,207 | $ 48,604 | $ 25,794 | $ 6,459 | $ 14,152 | $ 155,216 |
| Expenses | | | | | | |
| Mortgage interest | 18,247 | 12,715 | 8,923 | 2,302 | 3,917 | 46,104 |
| Depreciation related to real estate investments | 11,075 | 12,780 | 5,305 | 1,523 | 2,608 | 33,291 |
| Utilities | 5,832 | 3,386 | 1,142 | 60 | 400 | 10,820 |
| Maintenance | 6,928 | 6,312 | 1,870 | 185 | 988 | 16,283 |
| Real estate taxes | 7,057 | 7,153 | 1,616 | 797 | 1,793 | 18,416 |
| Insurance | 1,521 | 537 | 277 | 78 | 190 | 2,603 |
| Property management | 6,805 | 2,100 | 1,273 | 104 | 288 | 10,570 |
| Total segment expense | 57,465 | 44,983 | 20,406 | 5,049 | 10,184 | 138,087 |
| Segment operating profit | $ 2,742 | $ 3,621 | $ 5,388 | $ 1,410 | $ 3,968 | 17,129 |
| Reconciliation to consolidated operations: | | | | | | |
| Interest discounts and fee revenue | | | | | | 986 |
| Amortization and other interest expense | | | | | | (1,909) |
| Depreciation – furniture and fixtures | | | | | | (200) |
| Administrative, advisory and trustee fees | | | | | | (3,948) |
| Operating expenses | | | | | | (1,430) |
| Amortization related to non-real estate investments and related party costs | | | | | | (430) |
| Income before minority interest and discontinued operations and gain on sale of other investments | | | | | | $ 10,198 |

## Year Ended April 30, 2004

| | (in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | Multi-Family Residential | Commercial-Office | Commercial-Medical | Commercial-Industrial | Commercial-Retail | Total |
| Real Estate Revenue | $ 59,294 | $ 39,874 | $ 15,876 | $ 6,634 | $ 11,152 | $ 132,830 |
| Expenses | | | | | | |
| Mortgage interest | 17,647 | 11,001 | 5,841 | 2,092 | 3,164 | 39,745 |
| Depreciation related to real estate investments | 10,310 | 7,129 | 2,977 | 1,253 | 1,874 | 23,543 |
| Utilities | 5,667 | 2,768 | 775 | 49 | 275 | 9,534 |
| Maintenance | 6,829 | 5,646 | 1,451 | 202 | 735 | 14,863 |
| Real estate taxes | 6,675 | 5,745 | 1,491 | 768 | 1,733 | 16,412 |
| Insurance | 2,001 | 450 | 149 | 66 | 157 | 2,823 |
| Property management | 6,225 | 1,764 | 1,156 | 98 | 118 | 9,361 |
| Total segment expense | 55,354 | 34,503 | 13,840 | 4,528 | 8,056 | 116,281 |
| Segment operating profit | $ 3,940 | $ 5,371 | $ 2,036 | $ 2,106 | $ 3,096 | 16,549 |
| Reconciliation to consolidated operations: | | | | | | |
| Interest discounts and fee revenue | | | | | | 648 |
| Amortization and other interest expense | | | | | | (2,308) |
| Depreciation – furniture and fixtures | | | | | | (163) |
| Administrative, advisory and trustee fees | | | | | | (2,777) |
| Operating expenses | | | | | | (1,132) |
| Amortization related to non-real estate investments and related party costs | | | | | | (167) |
| Income before minority interest and discontinued operations and gain on sale of other investments | | | | | | $ 10,650 |

NOTE 12 • *continued*

**Segment Assets and Accumulated Depreciation**

**As of April 30, 2006**

| | (in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | Multi-Family Residential | Commercial-Office | Commercial-Medical | Commercial-Industrial | Commercial-Retail | Total |
| Segment assets | | | | | | |
| Property owned | $ 452,251 | $ 383,280 | $ 263,300 | $ 59,583 | $ 111,009 | $1,269,423 |
| Less accumulated depreciation/amortization | (79,150) | (32,193) | (18,954) | (6,625) | (11,685) | (148,607) |
| Total property owned | $ 373,101 | $ 351,087 | $ 244,346 | $ 52,958 | $ 99,324 | $1,120,816 |
| Cash | | | | | | 17,485 |
| Marketable securities | | | | | | 2,402 |
| Receivables and other assets | | | | | | 61,028 |
| Undeveloped land | | | | | | 5,175 |
| Mortgage receivables | | | | | | 409 |
| Total Assets | | | | | | $1,207,315 |

**As of April 30, 2005**

| | (in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | Multi-Family Residential | Commercial-Office | Commercial-Medical | Commercial-Industrial | Commercial-Retail | Total |
| Segment assets | | | | | | |
| Property owned | $ 442,109 | $ 353,536 | $ 205,333 | $ 58,233 | $ 120,645 | $1,179,856 |
| Less accumulated depreciation/amortization | (67,534) | (23,198) | (12,855) | (5,193) | (9,732) | (118,512) |
| Total property owned | $ 374,575 | $ 330,338 | $ 192,478 | $ 53,040 | $ 110,913 | $1,061,344 |
| Cash | | | | | | 23,538 |
| Marketable securities | | | | | | 2,459 |
| Receivables and other assets | | | | | | 57,816 |
| Undeveloped land | | | | | | 5,382 |
| Mortgage receivables | | | | | | 619 |
| Total Assets | | | | | | $1,151,158 |

## NOTE 13 • DISCONTINUED OPERATIONS

SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets,* requires the Company to report in discontinued operations the results of operations of a property that has either been disposed of or is classified as held for sale. It also requires that any gains or losses from the sale of a property be reported in discontinued operations. There were no properties held for sale as of April 30, 2006 or 2005. The following information shows the effect on net income, net of minority interest, and the gains or losses from the sale of properties classified as discontinued operations for the fiscal years ended April 30, 2006, 2005 and 2004.

| | *(in thousands)* | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| REVENUE | | | |
| Real Estate Rentals | $ 961 | $ 3,283 | $ 7,069 |
| Tenant Reimbursements | 226 | 574 | 508 |
| Total Revenue | 1,187 | 3,857 | 7,577 |
| OPERATING EXPENSE | | | |
| Interest | 237 | 915 | 1,924 |
| Depreciation/Amortization | 175 | 618 | 1,322 |
| Utilities | 16 | 236 | 1,102 |
| Maintenance | 77 | 310 | 80 |
| Real Estate Taxes | 179 | 408 | 709 |
| Insurance | 15 | 50 | 126 |
| Property Management Expenses | 18 | 213 | 585 |
| Operating Expense | 2 | 5 | 10 |
| Amortization of Related Party Costs | 0 | 8 | 26 |
| Loss on Impairment of Real Estate | 0 | 570 | 62 |
| Total Operating Expenses | 719 | 3,333 | 5,946 |
| Operating Income | 468 | 524 | 1,631 |
| Non-Operating Income | 0 | 1 | 6 |
| Income Before Minority Interest and Gain on Sale | 468 | 525 | 1,637 |
| Minority Interest | (842) | (2,072) | (478) |
| Gain on Sale of Discontinued Operations | 3,270 | 8,602 | 504 |
| Discontinued Operations, Net | $ 2,896 | $ 7,055 | $ 1,663 |
| Segment Data | | | |
| Multi-Family Residential | $ 0 | $ 2,997 | $ 270 |
| Commercial - Office | 120 | (397) | 58 |
| Commercial - Medical | 0 | 1,883 | 818 |
| Commercial - Industrial | 0 | 0 | (26) |
| Commercial - Retail | 2,725 | 2,572 | 546 |
| Undeveloped Land | 51 | 0 | (3) |
| Total | $ 2,896 | $ 7,055 | $ 1,663 |
| Property Sale Data | | | |
| Sales Price | $ 14,197 | $ 48,906 | $ 3,807 |
| Net Book Value and Sales Costs | 10,927 | 40,304 | 3,303 |
| Gain | $ 3,270 | $ 8,602 | $ 504 |

## NOTE 14 • EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. The Company has no outstanding options, warrants, convertible stock or other contractual obligations requiring issuance of additional common shares that would result in a dilution of earnings. While Units can be exchanged for shares on a one-for-one basis after a minimum holding period of one year, the exchange of Units for common shares has no effect on diluted earnings per share, as Unitholders and common shareholders effectively share equally in the net income of the Operating Partnership. The following table presents a reconciliation of the numerator and denominator used to calculate basic and diluted earnings per share reported in the consolidated financial statements for the fiscal years ended April 30, 2006, 2005, and 2004:

| | For Years Ended April 30, (in thousands, except per share data) | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| NUMERATOR | | | |
| Income from continuing operations | $ 8,671 | $ 8,021 | $ 7,777 |
| Discontinued operations | 2,896 | 7,055 | 1,663 |
| Net income | 11,567 | 15,076 | 9,440 |
| Dividends to preferred shareholders | (2,372) | (2,372) | (33) |
| Numerator for basic earnings per share – net income available to common shareholders | 9,195 | 12,704 | 9,407 |
| Minority interest portion of operating partnership income | 2,705 | 3,873 | 2,752 |
| Numerator for diluted earnings per share | $ 11,900 | $ 16,577 | $ 12,159 |
| DENOMINATOR | | | |
| Denominator for basic earnings per share weighted average shares | 45,717 | 43,214 | 39,257 |
| Effect of dilutive securities convertible operating partnership units | 13,329 | 12,621 | 11,176 |
| Denominator for diluted earnings per share | 59,046 | 55,835 | 50,433 |
| Earnings per common share from continuing operations – basic and diluted | $ .14 | $ .13 | $ .20 |
| Earnings per common share from discontinued operations – basic and diluted | .06 | .17 | .04 |
| NET INCOME PER COMMON SHARE – BASIC & DILUTED | $ .20 | $ .30 | $ .24 |

## NOTE 15 • RETIREMENT PLANS

IRET sponsors a defined contribution profit sharing retirement plan and a defined contribution 401K plan. IRET's defined contribution profit sharing retirement plan is available to employees over the age of 21 who have completed one year of service. Contributions to the profit sharing plan are at the discretion of the Company's management. All employees over the age of 21 are immediately eligible to participate in IRET's defined contribution 401K plan and may contribute up to maximum levels established by the I.R.S. IRET matches up to 3% of participating employees' wages. Plan expenses to IRET for the years ended April 30, 2006, 2005, and 2004, were $217,599, $204,141, and $133,800.

## NOTE 16 • COMMITMENTS AND CONTINGENCIES

*Ground Leases.* As of April 30, 2005, the Company is a tenant under operating ground leases on seven of its properties. The Company pays a total of approximately $309,000 per year in rent under these ground leases, which have terms ranging from 7 to 90 years, and expiration dates ranging from July 2012 to April 2095. The Company has renewal options for three of the seven ground leases, and rights of first offer or first refusal for the remainder.

The expected timing of Ground Lease payments as of April 30, 2006 is as follows:

| Year Ended April 30, *(in thousands)* | Lease Payments |
|---|---|
| 2007 | $ 309 |
| 2008 | 309 |
| 2009 | 309 |
| 2010 | 309 |
| 2011 | 309 |
| Thereafter | 17,702 |
| Total | $ 19,247 |

**NOTE 16** • *continued*

*Legal Proceedings.* IRET is involved in various lawsuits arising in the normal course of business. Management believes that such matters will not have a material effect on the Company's financial statements.

*Purchase Options.* The Company has granted options to purchase certain IRET properties to various parties. In general, the options grant the parties the right to purchase these properties at the greater of their appraised value or an annual compounded increase of 2% to 2.5% of the initial cost of the property to IRET. The property cost and gross rental revenue of these properties are as follows:

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | | **Gross Rental Revenue** | | |
| **Property** | **Property Cost** | **2006** | **2005** | **2004** |
| East Grand Station - East Grand Forks, MN | $ 1,392 | $ 152 | $ 152 | $ 152 |
| Edgewood Vista - Bismarck, ND | 10,868 | 653 | 0 | 0 |
| Edgewood Vista - Brainerd, MN | 10,634 | 645 | 0 | 0 |
| Edgewood Vista - Duluth, MN | 11,709 | 1,472 | 1,406 | 1,278 |
| Edgewood Vista - Fremont, NE | 552 | 62 | 59 | 59 |
| Edgewood Vista - Hastings, NE | 572 | 63 | 61 | 61 |
| Edgewood Vista - Hermantown, MN | 12,325 | 749 | 0 | 0 |
| Edgewood Vista - Kalispell, MT | 588 | 62 | 62 | 62 |
| Edgewood Vista - Missoula, MT | 962 | 120 | 120 | 120 |
| Edgewood Vista - Omaha, NE | 641 | 70 | 67 | 67 |
| Edgewood Vista - Spearfish, SD | 6,757 | 406 | 0 | 0 |
| Edgewood Vista - Virginia, MN | 12,182 | 1,320 | 1,320 | 893 |
| Great Plains Software - Fargo, ND | 15,375 | 1,876 | 1,876 | 1,875 |
| Healtheast - Woodbury & Maplewood, MN | 21,601 | 2,032 | 2,032 | 1,948 |
| Stevens Point - Stevens Point, WI | 4,215 | 102 | 0 | 0 |
| Wedgewood Sweetwater - Lithia Springs, GA | 4,686 | 512 | 509 | 502 |
| Total | $ 115,059 | $ 10,296 | $ 7,664 | $ 7,017 |

*Income Guarantees.* In connection with its acquisition in April 2004 of a portfolio of properties located in and near Duluth, Minnesota, the Company received from the seller of the properties a guarantee, for five years from the closing date of the acquisition, of a specified minimum amount of annual net operating income, before debt service (principal and interest payments), from two of the properties included in the portfolio. As of April 30, 2006, the Company has recorded a receivable for payment of $340,323 under this guarantee. Separately, in connection with its acquisition of Olympik Village Apartments, a multi-family resident property in Rochester, Minnesota, the Company received from the seller of the property a guarantee of 12.5% return on IRET's equity or $150,000 per year whichever is greater, for a period of 24 months ending March 1, 2007. As of April 30, 2006, $145,000 was due under the Olympik Village income guarantee.

*Restrictions on Taxable Dispositions.* Approximately 122 of our properties, consisting of approximately 4.4 million square feet of our combined commercial segments properties and 3,957 apartment units, are subject to restrictions on taxable dispositions under agreements entered into with some of the sellers or contributors of the properties. The real estate investment amount of these properties (net of accumulated depreciation) was approximately $550 million at April 30, 2006. The restrictions on taxable dispositions are effective for varying periods. The terms of these agreements generally prevent us from selling the properties in taxable transactions. We do not believe that the agreements materially affect the conduct of our business or our decisions whether to dispose of restricted properties during the restriction period because we generally hold these and our other properties for investment purposes, rather than for sale. Historically, however, where we have deemed it to be in our shareholders' best interests to dispose of restricted properties, we have done so through transactions structured as tax-deferred transactions under Section 1031 of the Internal Revenue Code.

*Joint Venture Buy/Sell Options.* Certain of our joint venture agreements contain buy/sell options in which each party under certain circumstances has the option to acquire the interest of the other party, but do not generally require that we buy our partners' interests. We have one joint venture which allows our unaffiliated partner, at its election, to require that we buy its interest at a purchase price to be determined by an appraisal conducted in accordance with the terms of the agreement, or at a negotiated price. In accordance with Statement of Accounting Standards No. 5, Accounting for Contingencies, we have not recorded a liability or the related asset that would result

NOTE 16 • *continued*

from the acquisition in connection with the above potential obligation because the probability of our unaffiliated partner requiring us to buy their interest is not currently determinable, and we are unable to estimate the amount of the payment required for that purpose.

*Development Projects.* The Company has certain funding commitments under contracts for property development and renovation projects. As of April 30, 2006, IRET's funding commitments included the following:

Walgreen Construction: The Company is obligated under a lease agreement signed during the second quarter of fiscal year 2006 to construct a new, free-standing retail store for Walgreen Co. in Weston, Wisconsin, which Walgreen will then lease from the Company. Construction of this building is substantially complete, with approximately $775,000 of the total project cost of $2,200,000 remaining to be paid.

Stevens Point Assisted Living: During fiscal year 2006 IRET purchased an existing senior housing complex and adjoining vacant parcel of land in Stevens Point, Wisconsin. IRET is committed to fund construction of an expansion to the existing facility on the adjoining parcel of land, to be leased to the tenant of the existing senior housing complex. The construction costs to be paid by IRET are capped at approximately $10.5 million. IRET expects construction on this project to begin in the first quarter of IRET's fiscal year 2007.

*Crosstown Circle Office Building, Eden Prairie, MN.* The Company's Crosstown Circle Office Building in Eden Prairie, Minnesota was acquired in October 2004 from Best Buy Company, which is leasing all but 7,500 square feet of the 185,000 square foot building under a master lease expiring September 30, 2010. Under the terms of the financing obtained by the Company for this building, the Company is obligated to fund a leasing reserve account in the event that a specified occupancy level is not met at the time the Best Buy master lease expires. The amount to be deposited in the leasing reserve account would be calculated by multiplying a specified amount per square foot by the difference between the specified occupancy level and the building's actual occupied square feet. The maximum amount the Company would be required to deposit in such leasing reserve account is $4,625,000. Funds in the leasing reserve account would be released as leases for vacant space in the building are executed.

*Pending Dispositions.* As of or subsequent to April 30, 2006, the Company signed separate agreements to sell five small retail properties and one single-tenant office building for sale prices ranging from $190,000 to $1.5 million, and totaling approximately $2.9 million. These properties are among approximately 30 small retail properties, primarily convenience store and gas station properties, that the Company identified as possible candidates for sale. The sales of 14 of these 30 properties closed during fiscal year 2006. These pending dispositions are subject to various closing conditions and contingencies, and no assurances can be given that these transactions will be consummated. The Company accordingly considers that these pending dispositions do not qualify as assets held for sale, or for classification as discontinued operations.

## NOTE 17 • FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

*Mortgage Loans Receivable.* Fair values are based on the discounted value of future cash flows expected to be received for a loan using current rates at which similar loans would be made to borrowers with similar credit risk and the same remaining maturities. Terms are short term in nature and carrying value approximates the estimated market value.

*Cash and Cash Equivalents.* The carrying amount approximates fair value because of the short maturity.

*Marketable Securities.* The fair values of these instruments are estimated based on quoted market prices for the security.

*Notes Payable.* The carrying amount approximates fair value because of the short maturity of such notes.

*Other Debt.* The fair value of other debt is estimated based on the discounted cash flows of the loan using current market rates.

**NOTE 17** • *continued*

*Mortgages Payable.* For variable rate loans that re-price frequently, fair values are based on carrying values. The fair value of fixed rate loans is estimated based on the discounted cash flows of the loans using current market rates.

*Investment Certificates Issued.* The fair value is estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits at financial institutions with similar remaining maturities.

The estimated fair values of the Company's financial instruments as of April 30, 2006 and 2005, are as follows:

| | *(in thousands)* | | | |
|---|---|---|---|---|
| | **2006** | | **2005** | |
| | **Carrying Amount** | **Fair Value** | **Carrying Amount** | **Fair Value** |
| FINANCIAL ASSETS | | | | |
| Mortgage loans receivable | $ 409 | $ 409 | $ 619 | $ 619 |
| Cash and cash equivalents | 17,485 | 17,485 | 23,538 | 23,538 |
| Marketable securities - available-for-sale | 2,402 | 2,402 | 2,459 | 2,459 |
| FINANCIAL LIABILITIES | | | | |
| Notes payable | $ 3,500 | $ 3,500 | $ 0 | $ 0 |
| Other debt | 233 | 234 | 847 | 869 |
| Mortgages payable | 765,890 | 761,831 | 708,558 | 763,591 |
| Investment certificates issued | 2,451 | 2,444 | 4,636 | 4,609 |

## NOTE 18 • COMMON AND PREFERRED SHARES OF BENEFICIAL INTEREST AND SHAREHOLDERS' EQUITY

*Distribution Reinvestment Plan.* During fiscal years 2006 and 2005, IRET issued 1.2 million and 1.1 million common shares, respectively, pursuant to its distribution reinvestment plan, at a total value at issuance of $11.1 million and $10.7 million, respectively. IRET's distribution reinvestment plan is available to common shareholders of IRET and all limited partners of IRET Properties. Under the distribution reinvestment plan, shareholders or limited partners may elect to have all or a portion of their distributions used to purchase additional IRET common shares.

*Conversion of Units to Common Shares.* During fiscal years 2006 and 2005, respectively, 0.5 million and 0.7 million Units were converted to common shares, with a total value of $4.0 million and $5.3 million included in shareholders' equity.

*Issuance of Common Shares.* In November 2004, the Company concluded a "best efforts" offering of up to 1.5 million common shares at $10.15 per share. In this offering, 1.4 million common shares were sold, for gross proceeds to the Company of approximately $14.3 million, before payment of commissions of six percent per share to the broker-dealers selling the shares, and before payment of other expenses of the offering. In May 2004, the Company concluded a "best efforts" offering under which approximately .2 million common shares were sold, at $10.10 per share, for gross proceeds to the Company of approximately $2.6 million, before payment of commissions of six percent per share to the broker-dealers selling the shares, and before payment of other expenses of the offering.

*Series A Cumulative Redeemable Preferred Shares of Beneficial Interest.* During fiscal year 2004, the Company issued 1,150,000 shares of 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest for total proceeds of $27.3 million, net of selling costs. Holders of the Company's Series A Cumulative Redeemable Preferred Shares of Beneficial Interest are entitled to receive dividends at an annual rate of 8.25% of the liquidation preference of $25 per share, or $2.0625 per share per annum. These dividends are cumulative and payable quarterly in arrears. The shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. However, on or after April 26, 2009 (or sooner, under limited circumstances), the Company, at its option, may redeem the shares at a redemption price of $25.00 per share, plus any accrued and unpaid distributions through the date of redemption. The shares have no maturity date and will remain outstanding indefinitely unless redeemed by the Company.

## NOTE 19 • QUARTERLY RESULTS OF CONSOLIDATED OPERATIONS *(unaudited)*

| | (in thousands, except per share data) | | | |
|---|---|---|---|---|
| **QUARTER ENDED** | **July 31, 2005** | **October 31, 2005** | **January 31, 2006** | **April 30, 2006** |
| Revenues | $ 41,753 | $ 43,750 | $ 43,357 | $ 43,939 |
| Operating Income | $ 1,865 | $ 3,001 | $ 2,499 | $ 2,389 |
| Net Income available to common shareholders | $ 1,079 | $ 1,980 | $ 1,728 | $ 4,408 |
| Net Income per common share - basic & diluted | $ .02 | $ .04 | $ .04 | $ .10 |

| **QUARTER ENDED** | **July 31, 2004** | **October 31, 2004** | **January 31, 2005** | **April 30, 2005** |
|---|---|---|---|---|
| Revenues | $ 39,451 | $ 39,156 | $ 38,467 | $ 38,142 |
| Operating Income | $ 3,435 | $ 2,712 | $ 1,833 | $ 1,232 |
| Net Income available to common shareholders | $ 4,877 | $ 3,360 | $ 2,643 | $ 1,824 |
| Net Income per common share - basic & diluted | $ .12 | $ .08 | $ .06 | $ .04 |

*The above financial information is unaudited. In the opinion of management, all adjustments (which are of a normal recurring nature) have been included for a fair presentation.*

## NOTE 20 • SUBSEQUENT EVENTS

*Common and Preferred Share Distributions.* On June 30, 2006, the Company paid a distribution of 51.56 cents per share on the Company's Series A Cumulative Redeemable Preferred Shares to preferred shareholders of record on June 15, 2006. On July 3, 2006, the Company paid a distribution of 16.45 cents per share on the Company's common shares, to common shareholders and Unitholders of record on June 16, 2006. This distribution represented an increase of .05 cents or 0.3% over the previous regular quarterly distribution of 16.40 cents per common share/unit paid April 3, 2006.

*Closed and Pending Acquisitions.* Subsequent to its April 30, 2006 fiscal year end, the Company closed on its acquisition of a small retail property in Minot, North Dakota, for a purchase price of approximately $625,000. Additionally, subsequent to its April 30, 2006 fiscal year end, the Company announced that it has signed an agreement to acquire an office portfolio comprised of nine properties, consisting of 15 buildings totaling 936,320 rentable square feet, for $140.8 million (including the assumption of existing debt on the portfolio) from subsidiaries of Omaha-based Magnum Resources, Inc., a real estate services and investment firm founded by W. David Scott. The closing of this portfolio acquisition is expected to occur on or before September 1, 2006. However, the closing of this transaction is subject to the satisfaction of certain closing conditions, and, accordingly, no assurances can be given that the acquisition will be completed.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Investors Real Estate Trust
Minot, North Dakota

We have audited the consolidated financial statements of Investors Real Estate Trust and subsidiaries (the "Company") as of April 30, 2006 and 2005, and for each of the three fiscal years in the period ended April 30, 2006, management's assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2006, and the effectiveness of the Company's internal control over financial reporting as of April 30, 2006, and have issued our reports thereon dated July 6, 2006; such reports are included elsewhere in the Form 10-K. Our audits also included the consolidated financial statement schedules of the Company listed in the table of contents to the consolidated financial statements. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
July 6, 2006

## INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

### Schedule III
### REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

| | | INITIAL COST TO COMPANY | | COST CAPITALIZATION SUBSEQUENT TO ACQUISITION | |
|---|---|---|---|---|---|
| MULTI-FAMILY RESIDENTIAL | ENCUMBRANCES | LAND | BUILDINGS & IMPROVEMENTS | IMPROVEMENTS | CARRYING COSTS |
| 405 Grant Avenue (Lonetree) - Harvey, ND | $ 105 | $ 14 | $ 248 | $ 5 | $ 0 |
| 408 1st Street SE - Minot, ND | 0 | 10 | 37 | 1 | 0 |
| Applewood On The Green - Omaha, NE | 7,182 | 706 | 11,384 | 134 | 95 |
| Boulder Court - Eagan, MN | 4,599 | 1,067 | 5,677 | 214 | 0 |
| Brookfield Village Apartments - Topeka, KS | 5,119 | 509 | 7,104 | 110 | 0 |
| Candlelight Apartments - Fargo, ND | 1,491 | 80 | 1,626 | 40 | 0 |
| Canyon Lake Apartments - Rapid City, SD | 2,839 | 305 | 3,946 | 22 | 73 |
| Castle Rock - Billings, MT | 3,575 | 736 | 5,553 | 165 | 0 |
| Chateau Apartments - Minot, ND | 1,892 | 122 | 2,638 | 84 | 0 |
| Clearwater Apartments - Boise, ID | 2,392 | 585 | 3,369 | 32 | 0 |
| Colonial Villa - Burnsville, MN | 9,198 | 2,401 | 12,039 | 559 | 0 |
| Colton Heights Properties - Minot, ND | 606 | 80 | 931 | 17 | 0 |
| Cottonwood Lake I - Bismarck, ND | 2,524 | 264 | 4,303 | 28 | 38 |
| Cottonwood Lake II - Bismarck, ND | 2,643 | 264 | 4,052 | 22 | 37 |
| Cottonwood Lake III - Bismarck, ND | 2,478 | 264 | 4,493 | 19 | 40 |
| Country Meadows I - Billings, MT | 2,241 | 246 | 4,033 | 18 | 39 |
| Country Meadows II - Billings, MT | 2,225 | 246 | 4,148 | 13 | 81 |
| Crestview Apartments - Bismarck, ND | 3,361 | 235 | 5,037 | 90 | 0 |
| Crown Colony Apartments - Topeka, KS | 6,817 | 620 | 10,668 | 95 | 0 |
| Dakota Hill At Valley Ranch - Irving, TX | 23,883 | 3,650 | 34,976 | 256 | 0 |
| East Park Apartments - Sioux Falls, SD | 1,671 | 115 | 2,580 | 43 | 0 |
| Forest Park Estates - Grand Forks, ND | 6,717 | 810 | 7,499 | 375 | 0 |
| Heritage Manor - Rochester, MN | 5,034 | 403 | 7,743 | 95 | 0 |
| Jenner Properties - Grand Forks, ND | 1,731 | 201 | 1,868 | 38 | 0 |
| Kirkwood Manor - Bismarck, ND | 2,080 | 449 | 3,516 | 69 | 0 |
| Lancaster Place - St. Cloud, MN | 1,413 | 289 | 3,209 | 181 | 0 |
| Legacy Buildings I & II - Grand Forks, ND | 3,241 | 908 | 6,357 | 69 | 112 |
| Legacy Building III - Grand Forks, ND | 2,182 | 454 | 3,359 | 28 | 112 |
| Legacy Building IV - Grand Forks, ND | 2,568 | 252 | 6,519 | 32 | 0 |
| Legacy Building V - Grand Forks, ND | 0 | 137 | 2,634 | 56 | 0 |
| Legacy Building VI - Grand Forks, ND | 0 | 137 | 2,709 | 123 | 0 |
| Legacy Building VII - Grand Forks, ND | 0 | 137 | 2,307 | 407 | 0 |
| Magic City Apartments - Minot, ND | 2,994 | 412 | 4,629 | 182 | 0 |
| Meadows Phase I - Jamestown, ND | 940 | 57 | 1,787 | 20 | 0 |
| Meadows Phase II - Jamestown, ND | 940 | 55 | 1,876 | 11 | 0 |
| Meadows Phase III - Jamestown, ND | 1,070 | 56 | 2,147 | 6 | 0 |
| Miramont Apartments - Fort Collins, CO | 11,047 | 1,470 | 13,518 | 123 | 0 |
| Monticello Apartments - Monticello, MN | 3,304 | 490 | 3,803 | 83 | 0 |
| Neighborhood Apartments - Colorado Springs, CO | 6,227 | 1,034 | 11,383 | 292 | 0 |
| North Pointe - Bismarck, ND | 1,517 | 144 | 2,157 | 62 | 124 |
| Oakmont Apartments - Sioux Falls, SD | 3,904 | 423 | 4,889 | 11 | 27 |
| Oakwood - Sioux Falls, SD | 3,667 | 543 | 5,616 | 123 | 0 |
| Olympic Village - Billings, MT | 7,979 | 1,164 | 11,277 | 155 | 0 |
| Olympik Village Apartments - Rochester, MN | 5,240 | 1,034 | 6,126 | 136 | 0 |
| Oxbow - Sioux Falls, SD | 3,996 | 404 | 4,870 | 91 | 0 |
| Park East Apartments - Fargo, ND | 3,802 | 83 | 5,343 | 83 | 0 |
| Park Meadows I - Waite Park, MN | 2,782 | 572 | 3,819 | 126 | 0 |
| Park Meadows II & III - Waite Park, MN | 7,404 | 572 | 8,238 | 221 | 0 |
| Pebble Springs - Bismarck, ND | 389 | 7 | 794 | 10 | 0 |
| Pinecone Apartments - Fort Collins, CO | 10,255 | 905 | 13,036 | 109 | 0 |
| Pinehurst Apartments - Billings, MT | 472 | 72 | 704 | 12 | 6 |
| Pointe West - Rapid City, SD | 2,032 | 240 | 4,413 | 34 | 0 |
| Prairie Winds Apartments - Sioux Falls, SD | 1,214 | 144 | 1,986 | 60 | 0 |
| Prairiewood Meadows - Fargo, ND | 1,784 | 280 | 2,918 | 134 | 0 |
| Ridge Oaks - Sioux City, IA | 2,741 | 178 | 4,757 | 65 | 0 |
| Rimrock Apartments - Billings, MT | 2,363 | 330 | 3,714 | 42 | 0 |

## Schedule III
## REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

| | | INITIAL COST TO COMPANY | | COST CAPITALIZATION SUBSEQUENT TO ACQUISITION | |
|---|---|---|---|---|---|
| MULTI-FAMILY RESIDENTIAL - *continued* | ENCUMBRANCES | LAND | BUILDINGS & IMPROVEMENTS | IMPROVEMENTS | CARRYING COSTS |
| Rocky Meadows - Billings, MT | $ 3,358 | $ 656 | $ 6,113 | $ 41 | $ 103 |
| Sherwood Apartments - Topeka, KS | 10,226 | 1,150 | 15,586 | 178 | 0 |
| Southbrook & Mariposa - Topeka, KS | 3,339 | 399 | 5,149 | 47 | 0 |
| South Pointe - Minot, ND | 6,765 | 550 | 9,658 | 123 | 403 |
| Southview Apartments - Minot, ND | 802 | 185 | 619 | 18 | 0 |
| Southwind Apartments - Grand Forks, ND | 3,660 | 400 | 6,064 | 122 | 0 |
| Sunset Trail Phase I - Rochester, MN | 4,123 | 168 | 6,950 | 9 | 0 |
| Sunset Trail Phase II - Rochester, MN | 4,033 | 168 | 7,434 | 8 | 0 |
| Sweetwater Properties - Devils Lake & Grafton, ND | 810 | 90 | 1,712 | 44 | 0 |
| Sycamore Village Apartments - Sioux Falls, SD | 940 | 100 | 1,472 | 29 | 0 |
| Terrace On The Green - Moorhead, MN | 1,498 | 24 | 2,802 | 79 | 0 |
| Thomasbrook Apartments - Lincoln, NE | 5,518 | 600 | 10,053 | 282 | 0 |
| Valley Park Manor - Grand Forks, ND | 3,713 | 293 | 5,277 | 219 | 0 |
| Village Green - Rochester, MN | 1,761 | 234 | 2,236 | 99 | 0 |
| West Stonehill - Waite Park, MN | 6,700 | 938 | 12,470 | 277 | 0 |
| Westwood Park - Bismarck, ND | 1,085 | 161 | 2,346 | 84 | 0 |
| Winchester - Rochester, MN | 4,310 | 748 | 5,590 | 326 | 0 |
| Woodridge Apartments - Rochester, MN | 3,158 | 370 | 6,771 | 82 | 0 |
| **TOTAL MULTI-FAMILY RESIDENTIAL** | $ 265,669 | $ 34,599 | $ 408,664 | $ 7,698 | $ 1,290 |
| **OFFICE BUILDINGS** | | | | | |
| 1st Avenue Building - Minot, ND | $ 0 | $ 30 | $ 525 | $ 21 | $ 0 |
| 17 South Main - Minot, ND | 0 | 15 | 95 | 0 | 0 |
| 401 South Main - Minot, ND | 0 | 71 | 559 | 6 | 0 |
| 2030 Cliff Road - Eagan, MN | 564 | 146 | 837 | 0 | 0 |
| 7800 W Brown Deer Road - Milwaukee, WI | 6,119 | 1,455 | 9,567 | 0 | 0 |
| American Corporate Center - Mendota Heights, MN | 10,496 | 1,331 | 16,329 | 1,423 | 0 |
| Ameritrade - Omaha, NE | 4,902 | 327 | 8,022 | 0 | 0 |
| Benton Business Park - Sauk Rapids, MN | 946 | 188 | 1,287 | 3 | 0 |
| Bloomington Business Plaza - Bloomington, MN | 4,629 | 1,300 | 6,438 | 222 | 39 |
| Brenwood - Minnetonka, MN | 8,229 | 1,762 | 12,862 | 416 | 0 |
| Brook Valley I - La Vista, NE | 1,557 | 347 | 1,671 | 26 | 0 |
| Burnsville Bluffs II - Burnsville, MN | 1,437 | 300 | 2,660 | 253 | 0 |
| Cold Spring Center - St. Cloud, MN | 4,674 | 588 | 8,022 | 25 | 0 |
| Crosstown Centre - Eden Prairie, MN | 16,068 | 2,884 | 14,811 | 165 | 0 |
| Dewey Hill Business Center - Edina, MN | 2,866 | 985 | 4,173 | 39 | 0 |
| Golden Hills Office Center - Golden Valley, MN | 15,000 | 3,018 | 19,056 | 273 | 0 |
| Great Plains - Fargo, ND | 8,025 | 126 | 15,249 | 0 | 0 |
| Greenwood Office - Greenwood, MN | 537 | 148 | 832 | 1 | 0 |
| Highlands Ranch - Highlands Ranch, CO | 9,590 | 1,437 | 9,803 | 279 | 0 |
| Interlachen Corporate Center - Edina, MN | 10,659 | 1,650 | 14,885 | 0 | 191 |
| Mendota Office Center I - Mendota Heights, MN | 4,162 | 1,570 | 5,506 | 70 | 0 |
| Mendota Office Center II - Mendota Heights, MN | 6,665 | 1,074 | 10,558 | 91 | 0 |
| Mendota Office Center III - Mendota Heights, MN | 3,807 | 1,501 | 5,247 | 27 | 0 |
| Mendota Office Center IV - Mendota Heights, MN | 4,943 | 1,385 | 7,320 | 0 | 0 |
| Metris - Duluth, MN | 1,797 | 336 | 2,203 | 0 | 0 |
| Minnesota National Bank - Duluth, MN | 1,195 | 287 | 1,456 | 2 | 0 |
| Minnetonka Office Building - Minnetonka, MN | 0 | 40 | 361 | 0 | 0 |
| Nicollett VII - Burnsville, MN | 4,401 | 429 | 6,955 | 3 | 0 |
| Northgate I - Maple Grove, MN | 6,198 | 1,063 | 6,392 | 3 | 0 |
| Northgate II - Maple Grove, MN | 1,421 | 358 | 2,014 | 53 | 0 |
| Northpark Corporate Center - Arden Hills, MN | 0 | 2,567 | 14,584 | 0 | 0 |

## INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

**Schedule III**

**REAL ESTATE AND ACCUMULATED DEPRECIATION** *(in thousands)*

| | | INITIAL COST TO COMPANY | | COST CAPITALIZATION SUBSEQUENT TO ACQUISITION | |
|---|---|---|---|---|---|
| **OFFICE BUILDINGS** - *continued* | **ENCUMBRANCES** | **LAND** | **BUILDINGS & IMPROVEMENTS** | **IMPROVEMENTS** | **CARRYING COSTS** |
| Pillsbury Business Center - Bloomington, MN | $ 1,093 | $ 284 | $ 1,610 | $ 0 | $ 0 |
| Plaza VII - Boise, ID | 1,340 | 300 | 3,145 | 46 | 0 |
| Plymouth I - Plymouth, MN | 1,389 | 530 | 1,142 | 0 | 0 |
| Plymouth II - Plymouth, MN | 1,389 | 367 | 1,273 | 0 | 0 |
| Plymouth III - Plymouth, MN | 1,710 | 507 | 1,505 | 0 | 0 |
| Plymouth IV & V - Plymouth, MN | 8,555 | 641 | 14,248 | 0 | 0 |
| Prairie Oak Business Center - Eden Prairie, MN | 2,265 | 531 | 4,174 | 545 | 0 |
| Rapid City, SD - 900 Concourse Drive - Rapid City, SD | 3,613 | 285 | 6,762 | 41 | 0 |
| Southeast Tech Center - Eagan, MN | 3,844 | 560 | 5,776 | 2 | 0 |
| Spring Valley IV - Omaha, NE | 927 | 178 | 916 | 19 | 0 |
| Spring Valley V - Omaha, NE | 1,019 | 212 | 1,123 | 29 | 0 |
| Spring Valley X - Omaha, NE | 945 | 180 | 1,024 | 22 | 0 |
| Spring Valley XI - Omaha, NE | 927 | 143 | 1,094 | 22 | 0 |
| TCA Building - Eagan, MN | 9,814 | 627 | 9,258 | 18 | 0 |
| Three Paramount Plaza - Bloomington, MN | 4,594 | 1,261 | 6,647 | 136 | 0 |
| Thresher Square - Minneapolis, MN | 0 | 1,095 | 10,304 | 145 | 9 |
| UHC Office - International Falls, MN | 1,523 | 119 | 2,378 | 8 | 0 |
| US Bank Financial Center - Bloomington, MN | 15,243 | 3,117 | 13,350 | 131 | 0 |
| Viromed - Eden Prairie, MN | 2,056 | 666 | 4,197 | 1 | 0 |
| Wayroad Corporate - Minnetonka, MN | 4,165 | 530 | 4,992 | 25 | 20 |
| Wells Fargo Center - St Cloud, MN | 7,634 | 869 | 8,414 | 428 | 0 |
| West River Business Park - Waite Park, MN | 946 | 235 | 1,218 | 1 | 0 |
| Westgate - Boise, ID | 7,400 | 1,000 | 10,738 | 493 | 0 |
| Wirth Corporate Center - Golden Valley, MN | 4,873 | 970 | 7,795 | 192 | 29 |
| **TOTAL OFFICE BUILDINGS** | $ 228,151 | $ 43,925 | $ 333,362 | $ 5,705 | $ 288 |
| | | | | | |
| **MEDICAL** | | | | | |
| 2800 Medical Building - Minneapolis, MN | $ 6,523 | $ 930 | $ 7,135 | $ 8 | $ 0 |
| 6517 Drew Avenue South - Edina, MN | 0 | 351 | 662 | 25 | 0 |
| Abbott Northwest - Sartell, MN | 7,433 | 0 | 12,653 | 0 | 0 |
| Airport Medical - Bloomington, MN | 2,703 | 0 | 4,678 | 0 | 0 |
| Denfeld Clinic - Duluth, MN | 2,282 | 501 | 2,614 | (16) | 0 |
| Edgewood Vista - Bismarck, ND | 7,382 | 511 | 9,193 | 1 | 0 |
| Edgewood Vista - Brainerd, MN | 7,296 | 587 | 8,999 | 0 | 0 |
| Edgewood Vista - Duluth, MN | 3,537 | 390 | 11,319 | 0 | 0 |
| Edgewood Vista - Fremont, NE | 283 | 56 | 496 | 0 | 0 |
| Edgewood Vista - Hastings, NE | 292 | 14 | 558 | 0 | 0 |
| Edgewood Vista - Hermantown, MN | 8,455 | 719 | 10,517 | 0 | 0 |
| Edgewood Vista - Kalispell, MT | 298 | 70 | 518 | 0 | 0 |
| Edgewood Vista - Missoula, MT | 527 | 109 | 853 | 0 | 0 |
| Edgewood Vista - Omaha, NE | 338 | 89 | 552 | 0 | 0 |
| Edgewood Vista - Spearfish, SD | 4,596 | 315 | 5,806 | 0 | 0 |
| Edgewood Vista - Virginia, MN | 4,583 | 246 | 6,766 | 0 | 58 |
| Edgewood Vista Phase II - Virginia, MN | 3,319 | 0 | 5,111 | 0 | 0 |
| Fresenius - Duluth, MN | 1,097 | 50 | 1,522 | 0 | 0 |
| Garden View - St. Paul, MN | 4,071 | 0 | 7,588 | 0 | 0 |
| Gateway Clinic - Sandstone, MN | 1,322 | 66 | 1,699 | 0 | 0 |
| Health East St John & Woodwinds - Maplewood & Woodbury, MN | 16,894 | 3,238 | 18,363 | 0 | 0 |
| High Pointe Health Campus - Lake Elmo, MN | 5,297 | 1,305 | 10,723 | 3 | 0 |
| Mariner Clinic - Superior, WI | 2,890 | 0 | 3,820 | (32) | 0 |
| Nebraska Orthopaedic Hospital - Omaha, NE | 14,424 | 0 | 20,512 | 0 | 0 |
| Park Dental - Brooklyn Center, MN | 1,550 | 185 | 2,767 | 0 | 0 |
| Pavilion I - Duluth, MN | 7,616 | 1,245 | 8,899 | 0 | 0 |
| Pavilion II - Duluth, MN | 14,014 | 2,715 | 16,610 | 0 | 0 |
| Ritchie Medical Plaza - St Paul, MN | 7,808 | 1,615 | 7,851 | 34 | 0 |
| Southdale 6525 France - Edina, MN | 9,500 | 0 | 13,047 | 699 | 0 |
| Southdale 6545 France - Edina, MN | 22,862 | 3,500 | 30,209 | 305 | 0 |
| Stevens Point - Stevens Point, WI | 0 | 133 | 3,888 | 0 | 0 |

# INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

## Schedule III
## REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

| | | INITIAL COST TO COMPANY | | COST CAPITALIZATION SUBSEQUENT TO ACQUISITION | |
|---|---|---|---|---|---|
| **MEDICAL** - *continued* | **ENCUMBRANCES** | **LAND** | **BUILDINGS & IMPROVEMENTS** | **IMPROVEMENTS** | **CARRYING COSTS** |
| Wedgewood Sweetwater - Lithia Springs, GA | $ 1,153 | $ 334 | $ 4,288 | $ 64 | 0 |
| Wells Clinic - Hibbing, MN | 2,016 | 162 | 2,499 | 0 | 0 |
| **TOTAL MEDICAL** | $ 172,361 | $ 19,436 | $ 242,715 | $ 1,091 | $ 58 |
| **INDUSTRIAL** | | | | | |
| API Building - Duluth, MN | $ 1,218 | $ 115 | $ 1,608 | $ 0 | $ 0 |
| Bodycote Industrial Building - Eden Prairie, MN | 1,478 | 198 | 1,954 | 0 | 0 |
| Dixon Avenue Industrial Park - Des Moines, IA | 8,423 | 1,439 | 11,541 | 111 | 0 |
| Lexington Commerce Center - Eagan, MN | 3,092 | 453 | 5,459 | 263 | 0 |
| Lighthouse - Duluth, MN | 1,279 | 90 | 1,794 | 0 | 0 |
| Metal Improvement Company - New Brighton, MN | 1,364 | 240 | 2,205 | 1 | 4 |
| Stone Container - Fargo, ND | 4,123 | 440 | 6,612 | 0 | 89 |
| Stone Container - Roseville, MN | 4,714 | 810 | 7,275 | 0 | 165 |
| Waconia Industrial Building - Waconia, MN | 0 | 165 | 1,502 | 238 | 0 |
| Wilson's Leather - Brooklyn Park, MN | 8,222 | 1,368 | 11,700 | 737 | 0 |
| Winsted Industrial Building - Winsted, MN | 0 | 100 | 907 | 0 | 0 |
| **TOTAL INDUSTRIAL** | $ 33,913 | $ 5,418 | $ 52,557 | $ 1,350 | $ 258 |
| **RETAIL** | | | | | |
| Anoka Strip Center - Anoka, MN | $ 453 | $ 123 | 610 | $ 0 | $ 0 |
| Buffalo Strip Center - Buffalo, MN | 293 | 131 | 345 | 45 | 0 |
| Burnsville 1 Strip Center - Burnsville, MN | 615 | 208 | 788 | 1 | 0 |
| Burnsville 2 Strip Center - Burnsville, MN | 489 | 291 | 498 | 15 | 0 |
| Champlin South Pond - Champlin, MN | 2,254 | 842 | 2,705 | 24 | 0 |
| Chan West Village - Chanhassen, MN | 15,114 | 5,035 | 15,769 | 14 | 0 |
| Duluth Denfeld Retail - Duluth, MN | 3,421 | 276 | 4,708 | 0 | 0 |
| Duluth Tool Crib - Duluth, MN | 1,036 | 130 | 1,803 | 0 | 0 |
| Eagan 1 Retail Center - Eagan, MN | 1,635 | 196 | 319 | 0 | 0 |
| Eagan 2 Retail Center - Eagan, MN | 0 | 291 | 1,068 | 2 | 0 |
| Eagan 3 C Store - Eagan, MN | 0 | 214 | 569 | 1 | 0 |
| East Grand Station - East Grand Forks, MN | 575 | 150 | 1,242 | 0 | 0 |
| Fargo Express Center - Fargo, ND | 1,249 | 305 | 1,129 | 4 | 0 |
| Fargo Express SC Pad 1 - Fargo, ND | 0 | 69 | 299 | 0 | 0 |
| Faribault Checker Auto - Faribault, MN | 206 | 83 | 258 | 0 | 0 |
| Forest Lake Auto - Forest Lake, MN | 0 | 50 | 448 | 3 | 0 |
| Forest Lake Westlake Center - Forest Lake, MN | 5,229 | 2,397 | 5,729 | 11 | 0 |
| Glencoe C Store - Glencoe, MN | 0 | 52 | 478 | 2 | 0 |
| Grand Forks Carmike - Grand Forks, ND | 2,192 | 184 | 2,295 | 0 | 67 |
| Grand Forks Medpark Mall - Grand Forks, ND | 3,122 | 681 | 5,008 | 8 | 0 |
| Howard Lake C Store - Howard Lake, MN | 231 | 22 | 359 | 3 | 0 |
| Jamestown Buffalo Mall - Jamestown, ND | 2,297 | 566 | 3,657 | 332 | 0 |
| Jamestown Business Center - Jamestown, ND | 840 | 297 | 1,150 | 65 | 0 |
| Kalispell Retail Center - Kalispell, MT | 1,703 | 250 | 3,167 | 53 | 0 |
| Kentwood Thomasville Furniture - Kentwood, MI | 977 | 225 | 1,896 | 0 | 0 |
| Ladysmith Pamida - Ladysmith, WI | 1,176 | 89 | 1,411 | 0 | 0 |
| Lakeville Strip Center - Lakeville, MN | 1,248 | 121 | 1,908 | (136) | 0 |
| Livingston Pamida - Livingston, MT | 1,398 | 227 | 1,573 | 0 | 0 |
| Long Prairie C Store - Long Prairie, MN | 0 | 39 | 662 | (199) | 0 |
| Minot Arrowhead SC - Minot, ND | 1,112 | 100 | 3,095 | 392 | 0 |
| Minot Plaza - Minot, ND | 691 | 50 | 524 | 11 | 0 |
| Monticello C Store - Monticello, MN | 0 | 86 | 777 | 0 | 0 |
| Moundsview Bakery - Mounds View, MN | 0 | 47 | 245 | 0 | 0 |
| Omaha Barnes & Noble - Omaha, NE | 3,236 | 600 | 3,099 | 0 | 0 |
| Paynesville C Store - Paynesville, MN | 0 | 31 | 336 | 2 | 0 |
| Pine City C Store - Pine City, MN | 361 | 83 | 359 | 0 | 0 |
| Pine City Evergreen Square - Pine City, MN | 2,218 | 154 | 2,820 | 2 | 0 |
| Prior Lake 1 Strip Center - Prior Lake, MN | 884 | 202 | 777 | 0 | 0 |
| Prior Lake 3 Strip Center - Prior Lake, MN | 0 | 48 | 435 | 1 | 0 |

# INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

## Schedule III
## REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

| | | INITIAL COST TO COMPANY | | COST CAPITALIZATION SUBSEQUENT TO ACQUISITION | |
|---|---|---|---|---|---|
| RETAIL - *continued* | ENCUMBRANCES | LAND | BUILDINGS & IMPROVEMENTS | IMPROVEMENTS | CARRYING COSTS |
| Rochester Maplewood Square - Rochester, MN | $ 5,199 | $ 3,275 | $ 8,639 | $ 9 | $ 0 |
| Schofield Plaza SC - Schofield, WI | 0 | 175 | 1,601 | (78) | 0 |
| St. Cloud Westgate SC - St. Cloud, MN | 4,093 | 1,219 | 5,560 | 8 | 0 |
| Wilmar Sam Goody - Willmar, MN | 0 | 170 | 240 | 1 | 0 |
| Winsted C Store - Winsted, MN | 249 | 35 | 376 | (207) | 0 |
| **TOTAL RETAIL** | $ 65,796 | $ 19,819 | $ 90,734 | $ 389 | $ 67 |
| **SUBTOTAL** | $ 765,890 | $ 123,197 | $ 1,128,032 | $ 16,233 | $ 1,961 |
| **UNDEVELOPED LAND** | | | | | |
| 17 S Main 2nd Floor - Minot, ND | $ 0 | $ 0 | $ 12 | $ 0 | $ 0 |
| Cottonwood Lake IV - Bismarck, ND | 0 | 264 | 1 | 2 | 0 |
| Eagan Vacant Land - Eagan, MN | 0 | 423 | 0 | 0 | 0 |
| IGH Vacant Land - Inver Grove Heights, MN | 0 | 560 | 4 | 0 | 0 |
| Kalispell Vacant Land - Kalispell, MT | 0 | 1,400 | 15 | 6 | 0 |
| Long Prairie Vacant Land - Long Prairie, MN | 0 | 150 | 6 | 6 | 0 |
| River Falls Vacant Land - River Falls, WI | 0 | 200 | 5 | 0 | 0 |
| Schofield Plaza Undeveloped - Schofield, WI | 0 | 79 | 0 | 1,559 | 0 |
| Stevens Point Undeveloped - Stevens Point, WI | 0 | 310 | 0 | 173 | 0 |
| **TOTAL UNDEVELOPED LAND** | $ 0 | $ 3,386 | $ 43 | $ 1,746 | $ 0 |
| **TOTAL** | $ 765,890 | $ 126,583 | $ 1,128,075 | $ 17,979 | $ 1,961 |

# INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

## Schedule III
## REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

| MULTI-FAMILY RESIDENTIAL | GROSS AMOUNT CARRIED AT CLOSE OF PERIOD LAND | BUILDING & IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION | DATE ACQUIRED | LIFE ON WHICH LATEST INCOME STATEMENT IS COMPUTED |
|---|---|---|---|---|---|---|
| 405 Grant Avenue (Lonetree) - Harvey, ND | $ 14 | $ 253 | $ 267 | $ (87) | 1991 | 24-40 years |
| 408 1st Street SE - Minot, ND | 10 | 38 | 48 | (36) | 2001 | 40 years |
| Applewood On The Green - Omaha, NE | 706 | 11,613 | 12,319 | (1,385) | 2001 | 40 years |
| Boulder Court - Eagan, MN | 1,067 | 5,891 | 6,958 | (408) | 2003 | 40 years |
| Brookfield Village Apartments - Topeka, KS | 509 | 7,214 | 7,723 | (464) | 2003 | 40 years |
| Candlelight Apartments - Fargo, ND | 80 | 1,666 | 1,746 | (510) | 1993 | 24-40 years |
| Canyon Lake Apartments - Rapid City, SD | 305 | 4,041 | 4,346 | (474) | 2001 | 40 years |
| Castle Rock - Billings, MT | 736 | 5,718 | 6,454 | (1,085) | 1999 | 40 years |
| Chateau Apartments - Minot, ND | 122 | 2,722 | 2,844 | (565) | 1997 | 12-40 years |
| Clearwater Apartments - Boise, ID | 585 | 3,401 | 3,986 | (664) | 1999 | 40 years |
| Colonial Villa - Burnsville, MN | 2,401 | 12,598 | 14,999 | (868) | 2003 | 40 years |
| Colton Heights Properties - Minot, ND | 80 | 948 | 1,028 | (553) | 1996 | 40 years |
| Cottonwood Lake I - Bismarck, ND | 264 | 4,369 | 4,633 | (898) | 1999 | 40 years |
| Cottonwood Lake II - Bismarck, ND | 264 | 4,111 | 4,375 | (867) | 1999 | 40 years |
| Cottonwood Lake III - Bismarck, ND | 264 | 4,552 | 4,816 | (663) | 1999 | 40 years |
| Country Meadows I - Billings, MT | 246 | 4,090 | 4,336 | (857) | 1984 | 33-40 years |
| Country Meadows II - Billings, MT | 246 | 4,242 | 4,488 | (667) | 1997 | 40 years |
| Crestview Apartments - Bismarck, ND | 235 | 5,127 | 5,362 | (1,558) | 1994 | 24-40 years |
| Crown Colony Apartments - Topeka, KS | 620 | 10,763 | 11,383 | (1,817) | 2000 | 40 years |
| Dakota Hill At Valley Ranch - Irving, TX | 3,650 | 35,232 | 38,882 | (5,530) | 2000 | 40 years |
| East Park Apartments - Sioux Falls, SD | 115 | 2,623 | 2,738 | (266) | 2002 | 40 years |
| Forest Park Estates - Grand Forks, ND | 810 | 7,874 | 8,684 | (2,463) | 1993 | 24-40 years |
| Heritage Manor - Rochester, MN | 403 | 7,838 | 8,241 | (1,593) | 1999 | 40 years |
| Jenner Properties - Grand Forks, ND | 201 | 1,906 | 2,107 | (433) | 1996 | 40 years |
| Kirkwood Manor - Bismarck, ND | 449 | 3,585 | 4,034 | (844) | 1997 | 12-40 years |
| Lancaster Place - St. Cloud, MN | 289 | 3,390 | 3,679 | (533) | 2000 | 40 years |
| Legacy Buildings I & II - Grand Forks, ND | 908 | 6,538 | 7,446 | (1,659) | 1996 | 24-40 years |
| Legacy Building III - Grand Forks, ND | 454 | 3,499 | 3,953 | (744) | 1996 | 24-40 years |
| Legacy Building IV - Grand Forks, ND | 252 | 6,551 | 6,803 | (1,039) | 2000 | 40 years |
| Legacy Building V - Grand Forks, ND | 137 | 2,690 | 2,827 | (107) | 2000 | 40 years |
| Legacy Building VI - Grand Forks, ND | 137 | 2,832 | 2,969 | (90) | 2000 | 40 years |
| Legacy Building VII - Grand Forks, ND | 137 | 2,714 | 2,851 | (65) | 2000 | 40 years |
| Magic City Apartments - Minot, ND | 412 | 4,811 | 5,223 | (1,079) | 1997 | 12-40 years |
| Meadows Phase I - Jamestown, ND | 57 | 1,807 | 1,864 | (301) | 2000 | 40 years |
| Meadows Phase II - Jamestown, ND | 55 | 1,887 | 1,942 | (295) | 2000 | 40 years |
| Meadows Phase III - Jamestown, ND | 56 | 2,153 | 2,209 | (217) | 2002 | 40 years |
| Miramont Apartments - Fort Collins, CO | 1,470 | 13,641 | 15,111 | (3,254) | 1996 | 40 years |
| Monticello Apartments - Monticello, MN | 490 | 3,886 | 4,376 | (214) | 2004 | 40 years |
| Neighborhood Apartments - Colorado Springs, CO | 1,034 | 11,675 | 12,709 | (2,794) | 1996 | 40 years |
| North Pointe - Bismarck, ND | 144 | 2,343 | 2,487 | (608) | 1995 | 24-40 years |
| Oakmont Apartments - Sioux Falls, SD | 423 | 4,927 | 5,350 | (512) | 2002 | 40 years |
| Oakwood - Sioux Falls, SD | 543 | 5,739 | 6,282 | (1,721) | 1996 | 40 years |
| Olympic Village - Billings, MT | 1,164 | 11,432 | 12,596 | (1,690) | 2001 | 40 years |
| Olympik Village Apartments - Rochester, MN | 1,034 | 6,262 | 7,296 | (181) | 2005 | 40 years |
| Oxbow - Sioux Falls, SD | 404 | 4,961 | 5,365 | (1,399) | 1994 | 24-40 years |
| Park East Apartments - Fargo, ND | 83 | 5,426 | 5,509 | (1,094) | 1997 | 12-40 years |
| Park Meadows I - Waite Park, MN | 572 | 3,945 | 4,517 | (1,440) | 1997 | 40 years |
| Park Meadows II & III - Waite Park, MN | 572 | 8,459 | 9,031 | (1,888) | 1997 | 40 years |
| Pebble Springs - Bismarck, ND | 7 | 804 | 811 | (137) | 2000 | 40 years |
| Pinecone Apartments - Fort Collins, CO | 905 | 13,145 | 14,050 | (3,568) | 1994 | 40 years |
| Pinehurst Apartments - Billings, MT | 72 | 722 | 794 | (77) | 2002 | 40 years |
| Pointe West - Rapid City, SD | 240 | 4,447 | 4,687 | (1,354) | 1994 | 24-40 years |
| Prairie Winds Apartments - Sioux Falls, SD | 144 | 2,046 | 2,190 | (669) | 1993 | 24-40 years |
| Prairiewood Meadows - Fargo, ND | 280 | 3,052 | 3,332 | (451) | 2001 | 40 years |
| Ridge Oaks - Sioux City, IA | 178 | 4,822 | 5,000 | (800) | 2001 | 40 years |

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**

*April 30, 2006*

## Schedule III
## REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

| | GROSS AMOUNT CARRIED AT CLOSE OF PERIOD | | | | | LIFE ON WHICH LATEST INCOME |
|---|---|---|---|---|---|---|
| **MULTI-FAMILY RES.** - *continued* | **LAND** | **BUILDING & IMPROVEMENTS** | **TOTAL** | **ACCUMULATED DEPRECIATION** | **DATE ACQUIRED** | **STATEMENT IS COMPUTED** |
| Rimrock Apartments - Billings, MT | $ 330 | $ 3,756 | $ 4,086 | $ (651) | 2000 | 40 years |
| Rocky Meadows - Billings, MT | 656 | 6,257 | 6,913 | (1,524) | 1996 | 40 years |
| Sherwood Apartments - Topeka, KS | 1,150 | 15,764 | 16,914 | (2,655) | 2000 | 40 years |
| Southbrook & Mariposa - Topeka, KS | 399 | 5,196 | 5,595 | (179) | 2004 | 40 years |
| South Pointe - Minot, ND | 550 | 10,184 | 10,734 | (2,535) | 1995 | 24-40 years |
| Southview Apartments - Minot, ND | 185 | 637 | 822 | (186) | 1994 | 24-40 years |
| Southwind Apartments - Grand Forks, ND | 400 | 6,186 | 6,586 | (1,599) | 1996 | 24-40 years |
| Sunset Trail Phase I - Rochester, MN | 168 | 6,959 | 7,127 | (980) | 2001 | 40 years |
| Sunset Trail Phase II - Rochester, MN | 168 | 7,442 | 7,610 | (880) | 2002 | 40 years |
| Sweetwater Properties - Devils Lake & Grafton, ND | 90 | 1,756 | 1,846 | (1,184) | 1972 | 5-40 years |
| Sycamore Village Apartments - Sioux Falls, SD | 100 | 1,501 | 1,601 | (151) | 2002 | 40 years |
| Terrace On The Green - Moorhead, MN | 24 | 2,881 | 2,905 | (1,947) | 1970 | 33-40 years |
| Thomasbrook Apartments - Lincoln, NE | 600 | 10,335 | 10,935 | (1,962) | 2000 | 40 years |
| Valley Park Manor - Grand Forks, ND | 293 | 5,496 | 5,789 | (1,006) | 2000 | 40 years |
| Village Green - Rochester, MN | 234 | 2,335 | 2,569 | (164) | 2003 | 40 years |
| West Stonehill - Waite Park, MN | 938 | 12,747 | 13,685 | (3,378) | 1995 | 40 years |
| Westwood Park - Bismarck, ND | 161 | 2,430 | 2,591 | (517) | 1999 | 40 years |
| Winchester - Rochester, MN | 748 | 5,916 | 6,664 | (413) | 2003 | 40 years |
| Woodridge Apartments - Rochester, MN | 370 | 6,853 | 7,223 | (1,704) | 1996 | 40 years |
| **TOTAL MULTI-FAMILY RESIDENTIAL** | $ 34,599 | $ 417,652 | $ 452,251 | $ (79,150) | | |
| | | | | | | |
| **OFFICE BUILDINGS** | | | | | | |
| 1st Avenue Building - Minot, ND | $ 30 | $ 546 | $ 576 | $ (369) | 1981 | 33-40 years |
| 17 South Main - Minot, ND | 15 | 95 | 110 | (12) | 2001 | 40 years |
| 401 South Main - Minot, ND | 71 | 565 | 636 | (242) | 1987 | 24-40 years |
| 2030 Cliff Road - Eagan, MN | 146 | 837 | 983 | (105) | 2001 | 19-40 years |
| 7800 W Brown Deer Road - Milwaukee, WI | 1,455 | 9,567 | 11,022 | (867) | 2003 | 40 years |
| American Corporate Center - Mendota Heights, MN | 1,331 | 17,752 | 19,083 | (1,780) | 2002 | 40 years |
| Ameritrade - Omaha, NE | 327 | 8,022 | 8,349 | (1,410) | 1999 | 40 years |
| Benton Business Park - Sauk Rapids, MN | 188 | 1,290 | 1,478 | (91) | 2003 | 40 years |
| Bloomington Business Plaza - Bloomington, MN | 1,300 | 6,699 | 7,999 | (804) | 2001 | 40 years |
| Brenwood - Minnetonka, MN | 1,762 | 13,278 | 15,040 | (1,327) | 2002 | 40 years |
| Brook Valley I - La Vista, NE | 347 | 1,697 | 2,044 | (26) | 2005 | 45 years |
| Burnsville Bluffs II - Burnsville, MN | 300 | 2,913 | 3,213 | (358) | 2001 | 40 years |
| Cold Spring Center - St. Cloud, MN | 588 | 8,047 | 8,635 | (1,070) | 2001 | 40 years |
| Crosstown Centre - Eden Prairie, MN | 2,884 | 14,976 | 17,860 | (585) | 2004 | 40 years |
| Dewey Hill Business Center - Edina, MN | 985 | 4,212 | 5,197 | (614) | 2001 | 40 years |
| Golden Hills Office Center - Golden Valley, MN | 3,018 | 19,329 | 22,347 | (1,371) | 2003 | 40 years |
| Great Plains - Fargo, ND | 126 | 15,249 | 15,375 | (2,557) | 2000 | 40 years |
| Greenwood Office - Greenwood, MN | 148 | 833 | 981 | (67) | 2005 | 40 years |
| Highlands Ranch - Highlands Ranch, CO | 1,437 | 10,082 | 11,519 | (367) | 2004 | 40 years |
| Interlachen Corporate Center - Edina, MN | 1,650 | 15,076 | 16,726 | (1,791) | 2001 | 40 years |
| Mendota Office Center I - Mendota Heights, MN | 1,570 | 5,576 | 7,146 | (684) | 2002 | 40 years |
| Mendota Office Center II - Mendota Heights, MN | 1,074 | 10,649 | 11,723 | (1,318) | 2002 | 40 years |
| Mendota Office Center III - Mendota Heights, MN | 1,501 | 5,274 | 6,775 | (606) | 2002 | 40 years |
| Mendota Office Center IV - Mendota Heights, MN | 1,385 | 7,320 | 8,705 | (783) | 2002 | 40 years |

# INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

**Schedule III**

**REAL ESTATE AND ACCUMULATED DEPRECIATION** *(in thousands)*

| | GROSS AMOUNT CARRIED AT CLOSE OF PERIOD | | | | | |
|---|---|---|---|---|---|---|
| **OFFICE BUILDINGS** - *continued* | LAND | BUILDING & IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION | DATE ACQUIRED | LIFE ON WHICH LATEST INCOME STATEMENT IS COMPUTED |
| Metris - Duluth, MN | $ 336 | $ 2,203 | $ 2,539 | $ (112) | 2004 | 40 years |
| Minnesota National Bank - Duluth, MN | 287 | 1,458 | 1,745 | (74) | 2004 | 40 years |
| Minnetonka Office Building - Minnetonka, MN | 40 | 361 | 401 | (102) | 2001 | 40 years |
| Nicollett VII - Burnsville, MN | 429 | 6,958 | 7,387 | (881) | 2001 | 40 years |
| Northgate I - Maple Grove, MN | 1,063 | 6,395 | 7,458 | (299) | 2004 | 40 years |
| Northgate II - Maple Grove, MN | 358 | 2,067 | 2,425 | (323) | 2000 | 40 years |
| Northpark Corporate Center - Arden Hills, MN | 2,567 | 14,584 | 17,151 | (15) | 2006 | 40 years |
| Pillsbury Business Center - Bloomington, MN | 284 | 1,610 | 1,894 | (202) | 2001 | 40 years |
| Plaza VII - Boise, ID | 300 | 3,191 | 3,491 | (264) | 2003 | 40 years |
| Plymouth I - Plymouth, MN | 530 | 1,142 | 1,672 | (53) | 2004 | 40 years |
| Plymouth II - Plymouth, MN | 367 | 1,273 | 1,640 | (60) | 2004 | 40 years |
| Plymouth III - Plymouth, MN | 507 | 1,505 | 2,012 | (70) | 2004 | 40 years |
| Plymouth IV & V - Plymouth, MN | 641 | 14,248 | 14,889 | (1,815) | 2001 | 40 years |
| Prairie Oak Business Center - Eden Prairie, MN | 531 | 4,719 | 5,250 | (368) | 2003 | 40 years |
| Rapid City, SD - 900 Concourse Drive - Rapid City, SD | 285 | 6,803 | 7,088 | (980) | 2001 | 40 years |
| Southeast Tech Center - Eagan, MN | 560 | 5,778 | 6,338 | (954) | 2000 | 40 years |
| Spring Valley IV - Omaha, NE | 178 | 935 | 1,113 | (14) | 2005 | 41 years |
| Spring Valley V - Omaha, NE | 212 | 1,152 | 1,364 | (18) | 2005 | 42 years |
| Spring Valley X - Omaha, NE | 180 | 1,046 | 1,226 | (16) | 2005 | 43 years |
| Spring Valley XI - Omaha, NE | 143 | 1,116 | 1,259 | (17) | 2005 | 44 years |
| TCA Building - Eagan, MN | 627 | 9,276 | 9,903 | (641) | 2003 | 40 years |
| Three Paramount Plaza - Bloomington, MN | 1,261 | 6,783 | 8,044 | (727) | 2002 | 40 years |
| Thresher Square - Minneapolis, MN | 1,095 | 10,458 | 11,553 | (1,100) | 2002 | 40 years |
| UHC Office - International Falls, MN | 119 | 2,386 | 2,505 | (124) | 2004 | 40 years |
| US Bank Financial Center - Bloomington, MN | 3,117 | 13,481 | 16,598 | (380) | 2005 | 40 years |
| Viromed - Eden Prairie, MN | 666 | 4,198 | 4,864 | (756) | 1999 | 40 years |
| Wayroad Corporate - Minnetonka, MN | 530 | 5,037 | 5,567 | (532) | 2002 | 40 years |
| Wells Fargo Center - St Cloud, MN | 869 | 8,842 | 9,711 | (241) | 2005 | 40 years |
| West River Business Park - Waite Park, MN | 235 | 1,219 | 1,454 | (84) | 2003 | 40 years |
| Westgate - Boise, ID | 1,000 | 11,231 | 12,231 | (918) | 2003 | 40 years |
| Wirth Corporate Center - Golden Valley, MN | 970 | 8,016 | 8,986 | (849) | 2002 | 40 years |
| **TOTAL OFFICE BUILDINGS** | $ 43,925 | $ 339,355 | $ 383,280 | $ (32,193) | | |
| **MEDICAL** | | | | | | |
| 2800 Medical Building - Minneapolis, MN | $ 930 | $ 7,143 | $ 8,073 | $ (156) | 2002 | 40 years |
| 6517 Drew Avenue South - Edina, MN | 351 | 687 | 1,038 | (61) | 2002 | 40 years |
| Abbott Northwest - Sartell, MN | 0 | 12,653 | 12,653 | (1,228) | 2002 | 40 years |
| Airport Medical - Bloomington, MN | 0 | 4,678 | 4,678 | (424) | 2002 | 40 years |
| Denfeld Clinic - Duluth, MN | 501 | 2,598 | 3,099 | (133) | 2004 | 40 years |
| Edgewood Vista - Bismarck, ND | 511 | 9,194 | 9,705 | (144) | 2005 | 40 years |
| Edgewood Vista - Brainerd, MN | 587 | 8,999 | 9,586 | (141) | 2005 | 40 years |
| Edgewood Vista - Duluth, MN | 390 | 11,319 | 11,709 | (1,312) | 2000 | 40 years |
| Edgewood Vista - Fremont, NE | 56 | 496 | 552 | (67) | 2001 | 40 years |
| Edgewood Vista - Hastings, NE | 14 | 558 | 572 | (71) | 2001 | 40 years |
| Edgewood Vista - Hermantown, MN | 719 | 10,517 | 11,236 | (164) | 2005 | 40 years |
| Edgewood Vista - Kalispell, MT | 70 | 518 | 588 | (67) | 2001 | 40 years |
| Edgewood Vista - Missoula, MT | 109 | 853 | 962 | (203) | 1997 | 40 years |
| Edgewood Vista - Omaha, NE | 89 | 552 | 641 | (70) | 2001 | 40 years |
| Edgewood Vista - Spearfish, SD | 315 | 5,806 | 6,121 | (91) | 2005 | 40 years |
| Edgewood Vista - Virginia, MN | 246 | 6,824 | 7,070 | (689) | 2002 | 40 years |
| Edgewood Vista Phase II - Virginia, MN | 0 | 5,111 | 5,111 | (282) | 2004 | 40 years |

**INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES**

*April 30, 2006*

**Schedule III**

**REAL ESTATE AND ACCUMULATED DEPRECIATION** *(in thousands)*

| MEDICAL – *continued* | GROSS AMOUNT CARRIED AT CLOSE OF PERIOD LAND | BUILDING & IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION | DATE ACQUIRED | LIFE ON WHICH LATEST INCOME STATEMENT IS COMPUTED |
|---|---|---|---|---|---|---|
| Fresenius - Duluth, MN | $ 50 | $ 1,522 | $ 1,572 | $ (78) | 2004 | 40 years |
| Garden View - St. Paul, MN | 0 | 7,588 | 7,588 | (738) | 2002 | 40 years |
| Gateway Clinic - Sandstone, MN | 66 | 1,699 | 1,765 | (87) | 2004 | 40 years |
| Health East St John & Woodwinds - Maplewood & Woodbury, MN | 3,238 | 18,363 | 21,601 | (2,735) | 2001 | 40 years |
| High Pointe Health Campus - Lake Elmo, MN | 1,305 | 10,726 | 12,031 | (480) | 2004 | 40 years |
| Mariner Clinic - Superior, WI | 0 | 3,788 | 3,788 | (194) | 2004 | 40 years |
| Nebraska Orthopaedic Hospital - Omaha, NE | 0 | 20,512 | 20,512 | (1,003) | 2004 | 40 years |
| Park Dental - Brooklyn Center, MN | 185 | 2,767 | 2,952 | (251) | 2002 | 40 years |
| Pavilion I - Duluth, MN | 1,245 | 8,899 | 10,144 | (417) | 2004 | 40 years |
| Pavilion II - Duluth, MN | 2,715 | 16,610 | 19,325 | (1,069) | 2004 | 40 years |
| Ritchie Medical Plaza - St Paul, MN | 1,615 | 7,885 | 9,500 | (172) | 2005 | 40 years |
| Southdale 6525 France - Edina, MN | 0 | 13,746 | 13,746 | (1,059) | 2003 | 40 years |
| Southdale 6545 France- Edina, MN | 3,500 | 30,514 | 34,014 | (4,371) | 2001 | 40 years |
| Stevens Point - Stevens Point, WI | 133 | 3,888 | 4,021 | (20) | 2006 | 40 years |
| Wedgewood Sweetwater - Lithia Springs, GA | 334 | 4,352 | 4,686 | (849) | 1996 | 40 years |
| Wells Clinic - Hibbing, MN | 162 | 2,499 | 2,661 | (128) | 2004 | 40 years |
| **TOTAL MEDICAL** | $ 19,436 | $ 243,864 | $ 263,300 | $ (18,954) | | |
| | | | | | | |
| **INDUSTRIAL** | | | | | | |
| API Building - Duluth, MN | $ 115 | $ 1,608 | $ 1,723 | $ (82) | 2004 | 40 years |
| Bodycote Industrial Building - Eden Prairie, MN | 198 | 1,954 | 2,152 | (516) | 1992 | 40 years |
| Dixon Avenue Industrial Park - Des Moines, IA | 1,439 | 11,652 | 13,091 | (1,067) | 2002 | 40 years |
| Lexington Commerce Center - Eagan, MN | 453 | 5,722 | 6,175 | (882) | 2000 | 40 years |
| Lighthouse - Duluth, MN | 90 | 1,794 | 1,884 | (92) | 2004 | 40 years |
| Metal Improvement Company - New Brighton, MN | 240 | 2,210 | 2,450 | (223) | 2002 | 40 years |
| Stone Container - Fargo, ND | 440 | 6,701 | 7,141 | (1,435) | 1995 | 40 years |
| Stone Container - Roseville, MN | 810 | 7,440 | 8,250 | (814) | 2001 | 40 years |
| Waconia Industrial Building - Waconia, MN | 165 | 1,740 | 1,905 | (231) | 2001 | 40 years |
| Wilson's Leather - Brooklyn Park, MN | 1,368 | 12,437 | 13,805 | (1,150) | 2002 | 40 years |
| Winsted Industrial Building - Winsted, MN | 100 | 907 | 1,007 | (133) | 2001 | 40 years |
| **TOTAL INDUSTRIAL** | $ 5,418 | $ 54,165 | $ 59,583 | $ (6,625) | | |
| | | | | | | |
| **RETAIL** | | | | | | |
| Anoka Strip Center - Anoka, MN | $ 123 | $ 610 | $ 733 | $ (49) | 2003 | 40 years |
| Buffalo Strip Center - Buffalo, MN | 131 | 390 | 521 | (28) | 2003 | 40 years |
| Burnsville 1 Strip Center - Burnsville, MN | 208 | 789 | 997 | (66) | 2003 | 40 years |
| Burnsville 2 Strip Center - Burnsville, MN | 291 | 513 | 804 | (49) | 2003 | 40 years |
| Champlin South Pond - Champlin, MN | 842 | 2,729 | 3,571 | (139) | 2004 | 40 years |
| Chan West Village - Chanhassen, MN | 5,035 | 15,783 | 20,818 | (1,273) | 2003 | 40 years |
| Duluth Denfeld Retail - Duluth, MN | 276 | 4,708 | 4,984 | (242) | 2004 | 40 years |
| Duluth Tool Crib - Duluth, MN | 130 | 1,803 | 1,933 | (92) | 2004 | 40 years |
| Eagan 1 Retail Center - Eagan, MN | 196 | 319 | 515 | (25) | 2003 | 40 years |
| Eagan 2 Retail Center - Eagan, MN | 291 | 1,070 | 1,361 | (84) | 2003 | 40 years |
| Eagan 3 C Store - Eagan, MN | 214 | 570 | 784 | (45) | 2003 | 40 years |
| East Grand Station - East Grand Forks, MN | 150 | 1,242 | 1,392 | (200) | 2000 | 40 years |
| Fargo Express Center - Fargo, ND | 305 | 1,133 | 1,438 | (90) | 2003 | 40 years |
| Fargo Express SC Pad 1 - Fargo, ND | 69 | 299 | 368 | (10) | 2005 | 40 years |
| Faribault Checker Auto - Faribault, MN | 83 | 258 | 341 | (21) | 2003 | 40 years |
| Forest Lake Auto - Forest Lake, MN | 50 | 451 | 501 | (33) | 2003 | 40 years |
| Forest Lake Westlake Center - Forest Lake, MN | 2,397 | 5,740 | 8,137 | (454) | 2003 | 40 years |

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

## Schedule III
## REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

| RETAIL – *continued* | GROSS AMOUNT CARRIED AT CLOSE OF PERIOD LAND | BUILDING & IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION | DATE ACQUIRED | LIFE ON WHICH LATEST INCOME STATEMENT IS COMPUTED |
|---|---|---|---|---|---|---|
| Glencoe C Store - Glencoe, MN | $ 52 | $ 480 | $ 532 | $ (38) | 2003 | 40 years |
| Grand Forks Carmike - Grand Forks, ND | 184 | 2,362 | 2,546 | (679) | 1994 | 40 years |
| Grand Forks Medpark Mall - Grand Forks, ND | 681 | 5,016 | 5,697 | (794) | 2000 | 40 years |
| Howard Lake C Store - Howard Lake, MN | 22 | 362 | 384 | (29) | 2003 | 40 years |
| Jamestown Buffalo Mall - Jamestown, ND | 566 | 3,989 | 4,555 | (218) | 2003 | 40 years |
| Jamestown Business Center - Jamestown, ND | 297 | 1,215 | 1,512 | (99) | 2003 | 40 years |
| Kalispell Retail Center - Kalispell, MT | 250 | 3,220 | 3,470 | (210) | 2003 | 40 years |
| Kentwood Thomasville Furniture - Kentwood, MI | 225 | 1,896 | 2,121 | (450) | 1996 | 40 years |
| Ladysmith Pamida - Ladysmith, WI | 89 | 1,411 | 1,500 | (113) | 2003 | 40 years |
| Lakeville Strip Center - Lakeville, MN | 121 | 1,772 | 1,893 | (155) | 2003 | 40 years |
| Livingston Pamida - Livingston, MT | 227 | 1,573 | 1,800 | (126) | 2003 | 40 years |
| Long Prairie C Store - Long Prairie, MN | 39 | 463 | 502 | (50) | 2003 | 40 years |
| Minot Arrowhead SC - Minot, ND | 100 | 3,487 | 3,587 | (2,444) | 1973 | 15 1/2-40 years |
| Minot Plaza - Minot, ND | 50 | 535 | 585 | (165) | 1993 | 40 years |
| Monticello C Store - Monticello, MN | 86 | 777 | 863 | (62) | 2003 | 40 years |
| Moundsview Bakery - Mounds View, MN | 47 | 245 | 292 | (20) | 2003 | 40 years |
| Omaha Barnes & Noble - Omaha, NE | 600 | 3,099 | 3,699 | (813) | 1995 | 40 years |
| Paynesville C Store - Paynesville, MN | 31 | 338 | 369 | (27) | 2003 | 40 years |
| Pine City C Store - Pine City, MN | 83 | 359 | 442 | (29) | 2003 | 40 years |
| Pine City Evergreen Square - Pine City, MN | 154 | 2,822 | 2,976 | (234) | 2003 | 40 years |
| Prior Lake 1 Strip Center - Prior Lake, MN | 202 | 777 | 979 | (60) | 2003 | 40 years |
| Prior Lake 3 Strip Center - Prior Lake, MN | 48 | 436 | 484 | (32) | 2003 | 40 years |
| Rochester Maplewood Square - Rochester, MN | 3,275 | 8,648 | 11,923 | (1,472) | 2000 | 40 years |
| Schofield Plaza SC - Schofield, WI | 175 | 1,523 | 1,698 | (128) | 2003 | 40 years |
| St. Cloud Westgate SC - St. Cloud, MN | 1,219 | 5,568 | 6,787 | (296) | 2004 | 40 years |
| Wilmar Sam Goody - Willmar, MN | 170 | 241 | 411 | (19) | 2003 | 40 years |
| Winsted C Store - Winsted, MN | 35 | 169 | 204 | (23) | 2003 | 40 years |
| **TOTAL RETAIL** | $ 19,819 | $ 91,190 | $ 111,009 | $ (11,685) | | |
| | | | | | | |
| **SUBTOTAL** | $ 123,197 | $ 1,146,226 | $ 1,269,423 | $ (148,607) | | |
| | | | | | | |
| **UNDEVELOPED LAND** | | | | | | |
| 17 S Main 2nd Floor - Minot, ND | $ 0 | $ 12 | $ 12 | $ 0 | 2001 | 40 years |
| Cottonwood Lake IV - Bismarck, ND | 264 | 3 | 267 | 0 | 1999 | 40 years |
| Eagan Vacant Land - Eagan, MN | 423 | 0 | 423 | 0 | 2006 | 40 years |
| IGH Vacant Land - Inver Grove Heights, MN | 560 | 4 | 564 | 0 | 2003 | 40 years |
| Kalispell Vacant Land - Kalispell, MT | 1,400 | 21 | 1,421 | 0 | 2003 | 40 years |
| Long Prairie Vacant Land - Long Prairie, MN | 150 | 12 | 162 | 0 | 2003 | 40 years |
| River Falls Vacant Land - River Falls, WI | 200 | 5 | 205 | 0 | 2003 | 40 years |
| Schofield Plaza Undeveloped - Schofield, WI | 79 | 1,559 | 1,638 | 0 | 2005 | 40 years |
| Stevens Point Undeveloped - Stevens Point, WI | 310 | 173 | 483 | 0 | 2006 | 40 years |
| **TOTAL UNDEVELOPED LAND** | $ 3,386 | $ 1,789 | $ 5,175 | $ 0 | | |
| | | | | | | |
| **TOTAL** | $ 126,583 | $ 1,148,015 | $ 1,274,598 | $ (148,607) | | |

**Schedule III**
**REAL ESTATE AND ACCUMULATED DEPRECIATION**

Reconciliations of total real estate carrying value for the three years ended April 30, 2006, 2005, and 2004 are as follows:

| | *(in thousands)* 2006 | 2005 | 2004 |
|---|---|---|---|
| Balance at beginning of year | $ 1,179,856 | $ 1,082,773 | $ 916,757 |
| Additions during year | | | |
| Residential Real Estate | 2,445 | 12,643 | 40,993 |
| Commercial Office Real Estate | 25,034 | 67,532 | 50,387 |
| Commercial Medical Real Estate | 58,200 | 42,245 | 35,465 |
| Commercial Industrial Real Estate | 0 | 0 | 3,596 |
| Commercial Retail Real Estate | 0 | 3,120 | 20,781 |
| Improvements and Other | 14,771 | 17,688 | 18,442 |
| | 1,280,306 | 1,226,001 | 1,086,421 |
| Deductions during year | | | |
| Cost of Real Estate Sold | (10,474) | (45,575) | (3,586) |
| Reclassification | 0 | 0 | 0 |
| Impairment charge | (409) | (570) | (62) |
| Balance at close of year(1) | $ 1,269,423 | $ 1,179,856 | $ 1,082,773 |

Reconciliations of accumulated depreciation/amortization for the three years ended April 30, 2006, 2005, and 2004, are as follows:

| | *(in thousands)* 2006 | 2005 | 2004 |
|---|---|---|---|
| Balance at beginning of year | $ 118,512 | $ 98,923 | $ 75,639 |
| Additions during year | | | |
| Provisions for depreciation | 30,585 | 27,605 | 23,758 |
| Deductions during year | | | |
| Accumulated depreciation on real estate sold | (490) | (8,016) | (474) |
| Balance at close of year | $ 148,607 | $ 118,512 | $ 98,923 |

(1) The net basis of the Company's real estate investments for Federal Income Tax purposes is approximately $879 million.

## INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

*April 30, 2006*

### Schedule IV
### INVESTMENTS IN MORTGAGE LOANS ON REAL ESTATE

| | Interest Rate | Final Maturity Date | Payment Terms | Prior Liens (in thousands) | Face Amt. of Mortgages (in thousands) | Carrying Amt. of Mortgages (in thousands) | Prin. Amt of Loans Subject to Delinquent Prin. or Int. (in thousands) |
|---|---|---|---|---|---|---|---|
| First Mortgage | | | | | | | |
| Martin Property – Pioneer Seed | 6.00% | 05/01/09 | Monthly/ Balloon | 0 | $ 475 | $ 434 | 0 |
| | | | | | $ 475 | $ 434 | |
| Less: | | | | | | | |
| Unearned Discounts | | | | | | $ 0 | |
| Deferred Gain from Property Dispositions | | | | | | 0 | |
| Allowance for Loan Losses | | | | | | (25) | |
| | | | | | | $ 409 | |

| | 2006 (in thousands) | 2005 | 2004 |
|---|---|---|---|
| MORTGAGE LOANS RECEIVABLE, BEGINNING OF YEAR | $ 619 | $ 4,893 | $ 1,183 |
| New participations in and advances on mortgage loans | | 0 | 7,100 |
| | 619 | 4,893 | 8,283 |
| Collections | (210) | (4,274) | (3,232) |
| Transferred to other assets | | 0 | (158) |
| MORTGAGE LOANS RECEIVABLE, END OF YEAR | $ 409 | $ 619 | $ 4,893 |

**Certifications**

**Exhibit 31.1**

I, Thomas A. Wentz, Sr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Investors Real Estate Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 14, 2006

By: /s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr., President & CEO

**Exhibit 31.2**

I, Diane K. Bryantt, certify that:

1. I have reviewed this Annual Report on Form 10-K of Investors Real Estate Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 14, 2006

By: /s/ Diane K. Bryantt
Diane K. Bryantt, Senior Vice President & CFO

**Exhibit 32.1**

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b) (32) (ii) of Regulation S-K.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Investors Real Estate Trust (the "Company") on Form 10-K for the year ended April 30, 2006, as filed with the Securities and Exchange Commission on July 14, 2006, (the "Report"), I, Thomas A. Wentz, Sr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr.
President and Chief Executive Officer
July 14, 2006

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2**

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b) (32) (ii) of Regulation S-K.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Investors Real Estate Trust (the "Company") on Form 10-K for the year ended April 30, 2006, as filed with the Securities and Exchange Commission on July 14, 2006, (the "Report"), I Diane K. Bryantt, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Diane K. Bryantt
Diane K. Bryantt
Senior Vice President and Chief Financial Officer
July 14, 2006

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

# SHAREHOLDER INFORMATION

## TRUSTEES



## EXECUTIVE OFFICERS

**Thomas A. Wentz, Sr.**
*President and Chief Executive Officer*

**Timothy P. Mihalick**
*Senior Vice President and Chief Operating Officer*

**Diane K. Bryantt**
*Senior Vice President and Chief Financial Officer*

**Thomas A. Wentz, Jr.**
*Senior Vice President - Asset Management and Finance*

**Michael A. Bosh**
*General Counsel and Corporate Secretary*

*(1) Chairman, Board of Trustees*
*(2) Vice Chairman, Board of Trustees*
*(3) Chairman, Audit Committee*
*(4) Member, Audit Committee*
*(5) Chairman, Compensation Committee*
*(6) Member, Compensation Committee*
*(7) Chairman, Nominating Committee*
*(8) Member, Nominating Committee*
** Will retire from the Company's Board of Trustees, effective at the 2006 Annual Meeting*


Investor Relations Department
Susie Graner & Lindsey Knoop-Anderson

## ANNUAL MEETING

The Annual Meeting of Shareholders of the Company will be held at 7:00 p.m. CDT on September 19, 2006, at the Grand International, 1505 North Broadway, Minot, North Dakota.

## SHARES LISTED

The Company's common shares of beneficial interest are listed on the NASDAQ Global Select Market under the symbol "IRETS."

The Company's series A cumulative preferred shares of beneficial interest are listed on the NASDAQ Global Select Market under the symbol "IRETP."

## INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
Minneapolis, Minnesota

## INTERNAL AUDITORS

Brady, Martz & Associates. P.C.
Minot, North Dakota

## LEGAL COUNSEL

Pringle & Herigstad, P.C.
Minot, North Dakota

Fulbright & Jaworski L.L.P.
Minneapolis, Minnesota

## DISTRIBUTION REINVESTMENT PLAN

The Company has a distribution reinvestment plan. Interested participants can obtain more information by contacting the Investor Relations Department at 701-837-4738 or at info@iret.com.

## FORM 10-K

A copy of the annual report on Form 10-K for the Company's fiscal year ended April 30, 2006, as filed with the Securities and Exchange Commission, is available without charge by request to IRET, Investor Relations, PO Box 1988, Minot, ND 58702-1988, by visiting the Investor Relations section of the Company's website at www.iret.com, or by accessing the EDGAR database on the Securities and Exchange Commission's Website at www.sec.gov.

## TRANSFER AGENT

Questions about distribution payments, shareholder accounts, replacement of lost share certificates, or address or name changes should be directed to: Transfer Agent, Investors Real Estate Trust, PO Box 1988, Minot, ND 58702-1988.

## COMPANY HEADQUARTERS

Investors Real Estate Trust
12 South Main Street • PO Box 1988
Minot, ND 58702-1988
Telephone: (701)837-4738
Fax: (701)838-7785
info@iret.com
www.iret.com

INVESTORS REAL ESTATE TRUST
12 South Main Street • PO Box 1988
Minot, ND 58702-1988
www.iret.com


OAKWOOD ESTATES OFFICE
Park Nicollet Clinic